Confidential Draft Submission No. 1 submitted to the Securities and Exchange Commission on November 13, 2018. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Confidential Draft Submission No. 1
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

HF ENTERPRISES INC.
(Exact name of registrant as specified in its charter)

Delaware	6799	83-1079861
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

HF Enterprises Inc.
4800 Montgomery Lane, Suite 210
Bethesda Maryland 20814
 (301) 971-3940
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Chan Heng Fai
Chairman and Chief Executive Officer
HF Enterprises Inc.
4800 Montgomery Lane, Suite 210
Bethesda Maryland 20814
 (301) 971-3940
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications to:

Spencer G. Feldman, Esq. Olshan Frome Wolosky LLP 1325 Avenue of the Americas, 15th Floor New York, New York 10019 Tel.: (212) 451-2300 Fax: (212) 451-2222 Email: sfeldman@olshanlaw.com

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☒ Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to beregistered	Proposed maximum offering priceper share	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Common Stock, par value $0.001 per share (“Common Stock”)	1,150,000	$11.00	$12,650,000	$1,533.18(3)
Representative’s Warrant	1 warrant	$1.00	(3)	$183.99
Common Stock underlying Representative’s Warrant	115,000 shares	$13.20	$1,518,000	$1,717.17

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(0) under the Securities Act of 1933, as amended.
(2) Includes shares the underwriter has the option to purchase to cover over-allotments, if any.
(3) No fee pursuant to Rule 457(g) under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated November 13, 2018
PRELIMINARY PROSPECTUS

1,000,000 Shares

HF ENTERPRISES INC.
Common Stock

This is the initial public offering of shares of common stock of HF Enterprises Inc. Prior to this offering, no public market has existed for our common stock. We are offering 1,000,000 shares. We currently estimate that the initial public offering price will be between $9.00 and $11.00 per share. We intend to list our shares of common stock for trading on the Nasdaq Capital Market under the symbol HFEN.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 10.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to us, before expenses	$	$

(1)
Please see the section of this prospectus entitled “Underwriting” for additional information regarding underwriter compensation.

We have granted the underwriter the right to purchase up to 150,000 additional shares of common stock from us at the initial public offering price less underwriting discounts and commissions to cover over-allotments, if any. The underwriter can exercise this option within 60 days after the date of this prospectus.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements after this offering.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriter expects to deliver the shares of our common stock to purchasers on or about _______, 2019.

The date of this prospectus is                 , 2019

About this Prospectus

Neither we nor the underwriter has authorized anyone to provide you with information that is different from that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriter are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we nor the underwriter has done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States. See “Underwriting.”

Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from third-party industry analysts and publications and our own estimates and research. Some of the industry and market data contained in this prospectus are based on third-party industry publications. This information involves a number of assumptions, estimates and limitations.

The industry publications, surveys and forecasts and other public information generally indicate or suggest that their information has been obtained from sources believed to be reliable. None of the third-party industry publications used in this prospectus were prepared on our behalf. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications.

PROSPECTUS SUMMARY

This summary highlights information contained in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes thereto and the information set forth under the sections “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto, in each case included in this prospectus. Some of the statements in this prospectus constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Unless the context requires otherwise, the words “we,” “us,” “our,” “our company” and “our business” refer to HF Enterprises Inc., a Delaware corporation, and its consolidated subsidiaries.

Our Company

HF Enterprises Inc. is a diversified holding company principally engaged through its subsidiaries in property development, digital transformation technology and biohealth activities with operations in the United States, Singapore, Hong Kong and Australia. We manage our three principal businesses primarily through our majority-owned subsidiary, Singapore eDevelopment Ltd., a public company traded on the Singapore Stock Exchange. Through this subsidiary (and indirectly, through other public and private U.S. and Asian subsidiaries), we are actively developing two significant real estate projects near Houston, Texas and in Frederick, Maryland in our property development segment. We have designed applications for enterprise messaging and e-commerce software platforms in the United States and Asia in our digital transformation technology business unit. Our recent foray into the biohealth segment includes research to treat neurological and immune-related diseases, nutritional chemistry to create a natural sugar alternative, research regarding innovative products to slow the spread of disease, and natural foods and supplements. We opportunistically identify global businesses for investment, incubation and corporate advisory services primarily related to our operating business segments. We also have investments outside of Singapore eDevelopment, including a 19.8% equity interest in Holista CollTech Limited, a public Australian company that produces natural food ingredients, and a 14.2% equity interest in Vivacitas Oncology Inc., a U.S.-based biopharmaceutical company. Under the guidance of Chan Heng Fai, our Founder, Chairman and Chief Executive Officer, who is also our single largest stockholder, we have positioned ourselves as a participant in these key markets through a series of strategic transactions. Our growth strategy is both to pursue opportunities that we can leverage on our global network using our capital resources and to accelerate the expansion of our organic businesses.

We make equity investments in innovative and promising businesses that are expected to appreciate in value over time. Our emphasis is on building businesses in industries where our management team has in-depth knowledge and experience, or where our management can provide value by advising on new markets and expansion. We have at times provided a range of global capital and management services to these companies in order to gain access to Asian markets. We have historically favored businesses that improve an individual’s quality of life or that improve the efficiency of businesses through technology in various industries. We believe our capital and management services provide us with a competitive advantage in the selection of strategic acquisitions and investments, which creates and adds value for us, our investments and our stockholders.

Our Current Operations

Mr. Chan has led our Singapore eDevelopment subsidiary since 2014. In March 2018, Mr. Chan formed our company and subsequently assigned his equity interests in several companies, including Singapore eDevelopment and its subsidiaries, to us for further expansion in the United States. Mr. Chan has more than 40 years of experience serving as a chief executive officer, director and private equity investor in more than 35 private and publicly-held early-stage and growth companies in the United States, Singapore and other countries. We currently have approximately 19 employees across five countries. We are a global company with our corporate headquarters located in Bethesda, Maryland and additional offices in Singapore, Magnolia, Texas, and Hong Kong. Below is a description of our three principal businesses.

Property Development Business. We initially began our real estate business in 2014, when our majority-owned subsidiary Singapore eDevelopment Limited started developing property projects and investing in third-party property development projects. SeD Intelligent Home Inc., a subsidiary of Singapore eDevelopment, conducts real estate development projects through land subdivision developments. Development activities are generally contracted out, including planning, design and construction, as well as other work with engineers, surveyors and architects. The developed lots are then sold to builders for the construction of new homes. SeD Intelligent Home’s main assets are two subdivision development projects, one near Houston, Texas, known as Black Oak, consisting of 162 acres and currently projected to have approximately 512 units, and one in Frederick, Maryland, known as Ballenger Run, consisting of 197 acres with 853 units. We consider projects in diverse regions across the United States, and maintain longstanding relationships with local owners, brokers, managers and lenders to source projects. SeD Intelligent Home will continue to focus on off-market deals and raise appropriate financing for development activities. We intend to embark on residential construction activities in partnership with U.S. homebuilders and have commenced discussions to acquire smaller U.S. residential construction projects. These projects may be within both the for-sale and for-rent markets. We believe these initiatives will provide a set of solutions to smooth out the long term revenue associated with property development in the United States and create new development opportunities and revenue from this business.

Digital Transformation Technology Business. Our digital transformation technology business unit is committed to enabling enterprises to engage in a digital transformation by providing consulting, implementation and development services with various technologies, including instant messaging, blockchain, e-commerce, social media and payment solutions. Our digital transformation technology business is involved in mobile application product development and other businesses, providing information technology services to end-users, service providers and other commercial users through multiple platforms. Our technology platform consists of instant messaging systems, social media, e-commerce and payment systems, direct marketing platforms, e-real estate, brand protection and counterfeit and fraud detection. HotApp Blockchain focuses on business-to-business solutions such as enterprise messaging and workflow. Through HotApp Blockchain, we have successfully implemented several strategic platform developments for clients, including a mobile front-end solution for network marketing, a hotel e-commerce platform for Asia and a real estate agent management platform in China. We have also enhanced our technological capability from mobile application development to include blockchain architectural design, allowing mobile-friendly front-end solutions to integrate with blockchain platforms.

Biohealth Business. Our biohealth business is committed to both funding research and developing and selling products that promote a healthy lifestyle. Since Singapore eDevelopment became involved in the biomedical and healthcare market through its biohealth division – Global BioMedical Pte. Ltd. – we have successfully formed new ventures with biomedical companies and made headway with our research. A subsidiary of Global BioMedical Pte. Ltd. is presently one of three shareholders in an operating entity named Global BioLife Inc. The other shareholders of Global BioLife include Holista CollTech Limited (we indirectly own 19.8% of Holista CollTech) and an entity owned by the chief scientist overseeing Global BioLife’s projects. Global BioLife is a company devoted to research in three main areas, including (i) the “Linebacker” project, which aims to develop a universal therapeutic drug platform, (ii) a new sugar substitute called “Laetose,” which Global BioLife’s Sweet Sense Inc. subsidiary is attempting to license, and (iii) a multi-use fragrance called “3F” (Functional Fragrance Formulation). Global BioLife has established a joint venture with Quality Candy Company, LLC for the development, manufacture and global distribution of Laetose. Global BioLife has formed a working collaboration with Chemia Corporation, a specialty manufacturer specializing in high quality, cost effective fragrances to manufacture personal care, household, industrial and institutional products. Together with Chemia, we are attempting to license 3F. We have engaged Destum Partners, Inc., an independent advisory and consulting firm in the biopharmaceutical and life sciences industry, to assist in our goal of licensing each of Linebacker, Laetose and 3F.

Through our 19.8%-owned subsidiary Holista CollTech Limited, we have biotech operations in Australia and Malaysia, operating in three segments – healthy food ingredients, dietary supplements and collagen. Holista Colltech researches, develops, markets and distributes health-oriented products to address the growing need for natural medicine. It offers a suite of food ingredients including low-glycemic index baked goods, low sodium salt, low-fat fried foods and low-calorie and low-GI sugars. Holista CollTech produces cosmetic-grade sheep (ovine) collagen using patented extraction methods from Australia. We also own 53% of iGalen International Inc., a distributor of supplements and other health products. The remaining equity interests in iGalen are owned by Holista CollTech.

We are focused on identifying and developing potentially profitable businesses by investing in them through equity, convertible securities, commodities and other derivatives and financial products, such as Holista CollTech and Vivacitas Oncology.

Other Businesses. While we have identified certain main areas of focus, we will not be limited to these three main businesses. Along with our investments that have taken the form of pre-initial public offering investments, incubation and angel investments, and acquisition and trade sale financings, we provide corporate strategy and business development advisory services. We also provide asset management services and corporate restructuring and leveraged buy-out expertise. These financial service offerings build relationships with promising companies for potential future collaboration, investment or acquisition. We intend at all times to operate our business in a manner as to not be subject to the Investment Company Act of 1940.

Our Market Opportunity

In each of our businesses, we intend to focus on solid, growing markets and capitalize on positive demographic and market trends. In our property development business, we intend to develop residential real estate properties in strategic markets where we will be able to subdivide lots for development to meet expanding needs for housing. In addition, we are exploring the potential to expand our set of solutions for property development in the United States, and we may engage in financing, home management, realtor services, insurance and home title validation. We also intend to embark on homebuilding activities in partnership with U.S. homebuilders, and have commenced discussions to acquire smaller U.S. homebuilding projects (although no such agreements are currently in place). We believe these initiatives have the opportunity to provide us with further revenue streams. In our digital transformation technology business, in response to the growth of internet technologies, we are being increasingly called upon to provide software and services to manage large amounts of personal data, prevent the unauthorized access of such data and maintain and improve easily accessible and navigable IT systems for firms and individuals. In the field of biohealth, advances in neuroscience and molecular biology are resulting in new generations of pharmaceutical products to treat neurological and inflammatory-derived diseases. Through our interests in Global Biomedical Pte. Ltd. and Holista CollTech, we intend to leverage our biomedical research.

Our Growth Strategy and Competitive Advantages

Our goal is to be modelled on a similar business philosophy which made Berkshire Hathaway a success by acquiring and investing in well-managed and undervalued companies that generate recurring income, capital appreciation and possess high-growth potential, and by providing those companies with capital markets and management services that extend into China and other Asian markets. We believe that we can build a brand that is synonymous with integrity, strong corporate governance and transparency with an emphasis on social responsibility. Key elements of our growth strategy and competitive advantages include:

Complete accretive acquisitions and foster strategic relationships at each level of our company which expand our client and geographical footprint. We intend to continue to pursue selected acquisitions in the United States and internationally that consolidate market share, expand our geographical footprint and further our position as a participant in each of our three principal businesses. In addition, we regularly engage in negotiations with potential clients seeking business incubation and investment services. We seek to identify and partner with companies with complementary technology and where our management’s access to business extension opportunities in Asia could be commercially beneficial to them.

Diverse and competitive positioning of our companies. Our three principal businesses operate in diverse markets which we believe balance the risk profile of our company. We have positioned ourselves over the past five years as a participant in these markets through a series of strategic acquisitions, following a business philosophy implemented by Chan Heng Fai, our Founder, Chairman, Chief Executive Officer and single largest stockholder. Our business has historically focused on property development and digital transformation technology. We have more recently entered into the biohealth business, a space which we believe has significant growth potential. We believe the diverse and competitive positioning in these markets of our companies serves as a competitive strength.

Operations strategically located in key markets. By maintaining multiple offices in Singapore, Magnolia, Texas, and Hong Kong, together with our Bethesda, Maryland principal executive office, we are not dependent on a single economic climate to ensure our business continues to grow. We have the financial and organizational resources to support opportunistic business development on a global scale, and we are highly experienced in expanding into new geographical regions and markets. Additionally, we maintain strategic alliances within each of our businesses affording us additional scalability. We continually evaluate opportunities to expand our businesses in key markets.

Aided by an international distribution network. The strength of our global network provides us with the unique opportunity to target multiple client sectors simultaneously, rather than remain constrained to isolated regional markets. Our management team has extensive global experience and deep relationships in each of our operating markets, particularly in Asia. By leveraging the reach of our international distribution network across each of our three principal businesses, our products and services reach a broad client base.

Central capital and management support for all companies. Our “hands-on” management team provides centralized capital and management oversight across our three principal businesses. We believe we can improve the margins by controlling costs at our businesses as we centralize business practices in functional areas including financing, accounting, human resources, back-office administration, information technology and risk management. These margin improvements can be accomplished through leveraging our central capital and management capabilities to allow our businesses to better focus their efforts on revenue generation and enhancement. In addition, we seek to increase revenue for each of our subsidiaries by cross-selling the complementary technical services and distribution network of each company, particularly utilizing the resources of our digital transformation technology business unit. Also, capital and management oversight connects our businesses under a uniform company culture of fairness, integrity, adaptability and results orientation.

Strong alignment of interests through founder’s ownership. We believe a strong alignment of interests with stockholders and investors exists through the ownership of a significant percentage of our outstanding shares by Chan Heng Fai, our Founder, Chairman and Chief Executive Officer. Mr. Chan has led Singapore eDevelopment Ltd. since 2014 and has led our company since its inception. By providing structural and economic alignment with the performance of our company, Mr. Chan’s continuing controlling interest is directly aligned with those of our investors. We believe the combination of these characteristics has promoted long-term planning, an enhanced culture among all of our group of companies, strategic partners and employees, and ultimately the creation of value for our investors and shareholders.

Selected Risks Associated with Our Business

Our business and prospects may be limited by a number of risks and uncertainties that we currently face, including the following:

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We operate in the intensely competitive property development, digital transformation technology and biohealth markets against a number of large, well-known companies in each of those markets.

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We and our subsidiaries have a limited operating history and we cannot ensure the long-term successful operation of all of our businesses.

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We had consolidated net losses of $5,141,312, $2,014,457 and $5,751,261 for the six months ended June 30, 2018 and the years ended December 31, 2017 and 2016, respectively. There can be no assurance we will have net income in future periods.

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We are a holding company and derive all of our operating income from, and hold substantially all of our assets through, our U.S. and foreign subsidiaries. The effect of this structure is that we will depend on the earnings of our subsidiaries, and the payment or other distributions to us of these earnings, to meet our obligations and make investments.

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There is no assurance that we will be able to identify appropriate acquisition or investment targets, successfully acquire or invest in identified targets or successfully develop and integrate the businesses to realize their full benefits.

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Our business depends on the availability to us of Chan Heng Fai, our Founder, Chairman and Chief Executive Officer, who has developed and implemented our business philosophy and who would be extremely difficult to replace, and our business would be materially and adversely affected if his services were to become unavailable to us.

●
We are vulnerable to adverse changes in the economic environment in the United States, Singapore, Hong Kong and Australia, particularly with respect to increases in wages for professionals, fluctuation in the value of foreign currencies and governmental trade policies between nations.

In addition, we face other risks and uncertainties that may materially affect our business prospects, financial condition and results of operations. You should consider the risks discussed in “Risk Factors” and elsewhere in this prospectus before investing in our common stock.

Implications of Our Being an “Emerging Growth Company”

As a company with less than $1.07 billion in revenue during our last completed fiscal year, we qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company, we:

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are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act;

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are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

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are not required to obtain a non-binding advisory vote from our stockholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

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are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

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may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

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are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act. Please see “Risk Factors,” on page 16 (“We are an ‘emerging growth company’. . . ..”).

Certain of these reduced reporting requirements and exemptions were already available to us due to the fact that we also qualify as a “smaller reporting company” under SEC rules. For instance, smaller reporting companies are not required to obtain an auditor attestation and report regarding internal control over financial reporting, are not required to provide a compensation discussion and analysis, are not required to provide a pay-for-performance graph or CEO pay ratio disclosure, and may present only two years of audited financial statements and related MD&A disclosure.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, or such earlier time that we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period. Further, under current SEC rules, we will continue to qualify as a “smaller reporting company” for so long as we have a public float (i.e., the market value of common equity held by non-affiliates) of less than $250 million as of the last business day of our most recently completed second fiscal quarter.

Status as a Controlled Company

Upon the completion of this offering, we expect to be considered a “controlled company” within the meaning of the listing standards of Nasdaq. Under these rules, a “controlled company” may elect not to comply with certain corporate governance requirements, including the requirement to have a board that is composed of a majority of independent directors. We intend to take advantage of these exemptions following the completion of this offering. These exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the applicable requirements of the Sarbanes-Oxley Act and rules with respect to our audit committee within the applicable time frame. For more information, please see “Management – Status as a Controlled Company.”

Organizational Background and Corporate Information

HF Enterprises Inc. was incorporated in the State of Delaware on March 7, 2018. The following chart illustrates the current corporate structure of our key operating entities:

This prospectus gives effect to the following internal restructuring transactions, completed on October 1, 2018, by which we issued a total of 10,000,000 shares of our common stock to HFE Holdings Limited:

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100% of the ownership interest in Hengfai International Pte. Ltd. was transferred from Chan Heng Fai (an officer and director of our company) to HF Enterprises Inc. in exchange for 8,500,000 shares of our common stock to be held by HFE Holdings Limited. Hengfai International Pte. Ltd., a Singapore limited company, is the sole stockholder of Hengfai Business Development Pte. Ltd., which is the owner of 761,185,294 ordinary shares of Singapore eDevelopment Limited and warrants to purchase 359,834,471 ordinary shares of Singapore eDevelopment Limited.

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100% of the ownership interest in Global eHealth Limited was transferred from Chan Heng Fai to HF Enterprises Inc. in exchange for 1,000,000 shares of our common stock to be held by HFE Holdings Limited. Global eHealth Limited, a Hong Kong company, is the owner of 46,226,673 ordinary shares of Holista Colltech Limited.

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100% of the ownership interest in Heng Fai Enterprises Pte. Ltd. was transferred from Chan Heng Fai to HF Enterprises Inc. in exchange for 500,000 shares of our common stock to be held by HFE Holdings Limited. Heng Fai Enterprises Pte. Ltd., a Singapore limited company, owns 2,480,000 shares of common stock of Vivacitas Oncology Inc.

In addition to the named companies referenced in the chart above, we own a number of subsidiaries that serve only to hold other entities or which are intended to hold businesses that we intend to develop at a later date.

Our principal executive offices are located at 4800 Montgomery Lane, Suite 210, Bethesda, Maryland 20814, telephone (301) 971-3940. We also maintain offices in Singapore, Magnolia, Texas, and Hong Kong. We maintain a corporate website at http://www.hfenterp.com. Information on our website, and any downloadable files found there, is not part of this prospectus and should not be relied upon with respect to this offering.

Any information that we consider to be material to an evaluation of our company will be included in filings on the SEC website, http://www.sec.gov, and may also be disseminated using our investor relations website, http://www.hfenterp.com, and press releases.

THE OFFERING The summary below describes the principal terms of this offering. The “Description of Capital Stock” section of this prospectus contains a more detailed description of our common stock.
Common stock offered by us	1,000,000 shares

Underwriter’s over-allotment option
We have granted the underwriter a 60-day option to purchase up to an additional 150,000 shares of our common stock from us at the initial public offering price less underwriting discounts and commissions, to cover over-allotments, if any.

Common stock to be outstanding after this offering	11,001,000 shares.(1)

Use of proceeds after expenses
We estimate that the net proceeds of the sale of our common stock in this offering will be approximately $8,135,000 (or approximately $9,440,000 if the underwriter exercises its option in full to purchase additional shares of our common stock), based on an assumed initial public offering price of $10.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering (i) to fund acquisitions of new entities and properties, (ii) to fund expansion of our existing property development projects, digital transformation technology-related business and biohealth business, (iii) to provide investment to selected companies, including Holista CollTech, that fit within our industry focus, (iv) to support scientific research at Vivacitas Oncology Inc., and (v) for working capital and general corporate purposes. See “Use of Proceeds” for more information.

Dividend policy
We have never declared or paid any cash dividends on our common stock. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Accordingly, we do not expect to pay cash dividends on our common stock in the foreseeable future.

Controlled company
Chan Heng Fai and HFE Holdings Limited control a majority of the combined voting power of all classes of our voting stock. As a result, we qualify as a “controlled company” within the meaning of the listing standards of Nasdaq. Under these rules, a “controlled company” may elect not to comply with certain corporate governance requirements, including the requirement to have a board that is composed of a majority of independent directors. We have elected to take advantage of these exemptions.

Risk factors
Investing in our common stock involves a high degree of risk. See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed Nasdaq Capital Market symbol	HFEN (2)

______________________________

(1)
In this prospectus, except as otherwise indicated, the number of shares of our common stock that will be outstanding immediately after this offering and the other information based thereon:

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assumes an initial public offering price of $10.00 per share of common stock, which is the midpoint of the range set forth on the cover page of this prospectus;

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excludes an additional 500,000 shares of our common stock reserved for future issuance under our 2018 Incentive Compensation Plan; and

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no exercise of the underwriter’s option to purchase up to 150,000 additional shares from us in this offering to cover over-allotments, if any.

(2)
We have reserved the trading symbol HFEN in connection with our application to have our common stock listed for trading on the Nasdaq Capital Market.

SUMMARY CONSOLIDATED FINANCIAL DATA

We derived the summary consolidated statements of operations data for the years ended December 31, 2016 and 2017 from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations for the six months ended June 30, 2018 and 2017 and the summary consolidated balance sheet data as of June 30, 2018 are derived from our unaudited consolidated financial statements on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments consisting only of normal recurring adjustments that we consider necessary for a fair statement of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future. This summary of historical financial data should be read together with the financial statements and the related notes, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

	Six Months ended June 30,		Years ended December 31,
Consolidated Statements of Operations Data:	2018	2017	2017	2016
	(unaudited)
Revenues	$7,744,038	$4,451,383	$10,918,980	$1,233,061
Operating expenses	10,366,559	7,316,418	16,103,272	5,691,078
Loss from operations	(2,622,521)	(2,865,035)	(5,184,292)	(4,458,017)
Net comprehensive loss attributable to common shareholders	(2,760,658)	(3,260,150)	(2,823,383)	(3,466,260)
Net comprehensive loss per share – basic and diluted	(0.28)	(0.33)	(0.28)	(0.35)
Weighted average common shares outstanding – basic and diluted	10,001,000	10,001,000	10,001,000	10,001,000

The following table summarizes our consolidated balance sheet data as of June 30, 2018, on an actual basis and on an as adjusted basis to give effect to the net proceeds from the sale of 1,000,000 shares of our common stock in this offering at an assumed initial public offering price of $10.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and excluding the exercise of the over-allotment option held by the underwriter with respect to this offering, as if the offering had occurred on June 30, 2018.

	As of June 30, 2018
Consolidated Balance Sheet Data:	Actual	As Adjusted
	(unaudited)
Cash and restricted cash	$3,402,406	$11,537,406
Working capital (deficit)	(6,946,318)	1,188,682
Total assets	55,921,446	64,056,446
Total indebtedness	16,218,917	16,218,917
Total liabilities	26,739,988	26,739,988
Total stockholders’ equity	29,181,458	37,316,458

RISK FACTORS

An investment in our common stock involves a high degree of risk. In addition to the other information contained in this prospectus, prospective investors should carefully consider the following risks before investing in our common stock. If any of the following risks actually occur, as well as other risks not currently known to us or that we currently consider immaterial, our business, operating results and financial condition could be materially adversely affected. As a result, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Cautionary Note Regarding Forward-looking Statements” in this prospectus. In assessing the risks below, you should also refer to the other information contained in this prospectus, including the financial statements and the related notes, before deciding to purchase any shares of our common stock.

Risks Relating to Our Business

We have a history of annual net losses which may continue and which may negatively impact our ability to achieve our business objectives.

Our main real estate businesses were started in 2015 and our main Biohealth businesses were started in 2017. Our limited operating history makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment. For the six months ended June 30, 2018 and the years ended December 31, 2017 and 2016, we had revenue of $7,744,038, $10,918,980 and $1,233,061, and a net loss of $5,141,312, $2,014,457 and $5,751,261, respectively. There can be no assurance that our future operations will result in net income. Our failure to increase our revenues or improve our gross margins will harm our business. We may not be able to sustain or increase profitability on a quarterly or annual basis in the future. If our revenues grow more slowly than we anticipate, our gross margins fail to improve or our operating expenses exceed our expectations, our operating results will suffer. The prices we charge for our products and services may decrease, which would reduce our revenues and harm our business. If we are unable to sell our products and services at acceptable prices relative to our costs, or if we fail to develop and introduce on a timely basis new products or services from which we can derive additional revenues, our financial results will suffer.

We and our subsidiaries have limited operating histories and therefore we cannot ensure the long-term successful operation of our business or the execution of our growth strategy.

Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by growing companies in new and rapidly evolving markets. We must meet many challenges including:

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establishing and maintaining broad market acceptance of our products and services and converting that acceptance into direct and indirect sources of revenue,
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establishing and maintaining adoption of our technology on a wide variety of platforms and devices,
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timely and successfully developing new products and services and increasing the features of existing products and services,
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developing products and services that result in high degrees of customer satisfaction and high levels of customer usage,
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successfully responding to competition, including competition from emerging technologies and solutions,
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developing and maintaining strategic relationships to enhance the distribution, features, content and utility of our products and services, and
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identifying, attracting and retaining talented technical and sales services staff at reasonable market compensation rates in the markets in which we operate.

Our growth strategy may be unsuccessful and we may be unable to address the risks we face in a cost-effective manner, if at all. If we are unable to successfully address these risks our business will be harmed.

We have a holding company ownership structure and will depend on distributions from our operating subsidiaries to meet our obligations. Contractual or legal restrictions applicable to our subsidiaries and controlled companies could limit payments or distributions from them.

We are a holding company and derive all of our operating income from, and hold substantially all of our assets through, our U.S. and foreign subsidiaries, some of which are publicly held and traded. The effect of this structure is that we will depend on the earnings of our subsidiaries, and the payment or other distributions to us of these earnings, to meet our obligations and make capital investments. Provisions of U.S. and foreign corporate and tax law, like those requiring that dividends be paid only out of surplus, and provisions of any future indebtedness, may limit the ability of our subsidiaries to make payments or other distributions to us. Certain of our subsidiaries are minority owned and the assets of these companies are not included in our consolidated balance sheets. Additionally, in the event of the liquidation, dissolution or winding up of any of our subsidiaries, creditors of that subsidiary (including trade creditors) will generally be entitled to payment from the assets of that subsidiary before those assets can be distributed to us.

Our significant investments in public companies listed on limited public trading markets subjects to risks relating to the sale of their shares and the fluctuations in their stock prices.

We own indirect interests in four publicly traded companies – Singapore eDevelopment Ltd., whose shares are listed on the Singapore Stock Exchange, Holista CollTech Limited, whose shares are listed on the Australian Stock Exchange, and SeD Intelligent Home Inc. and HotApp Blockchain Inc., whose shares are listed on the OTC Markets Group’s Pink market. Although the publicly traded shares of each of these companies are listed on a stock market and are currently quoted at prices in excess of our cost for such shares, the average trading volume of the public shares is limited in each case. In view of the limited public trading markets for these shares, there can be assurance that we would succeed in obtaining a price for these shares equal to the price quoted for such shares in their respective trading markets at the time of sale or that we would not incur a loss on our investment should we determine to dispose of our investment in any of these companies in the future. Additionally, on an ongoing basis, fluctuations in the stock prices of these companies are likely to be reflected in the market price of our common stock. Given the limited public trading markets of these public companies, stock price fluctuations in our price may be significant.

General political, social and economic conditions can adversely affect our business.

Demand for our products and services depends to a significant degree on general political, social and economic conditions in our markets. Worsening economic and market conditions, downside shocks, or a return to recessionary economic conditions could serve to reduce demand for our products and services and adversely affect our operating results. In addition, an economic downturn could impact the valuation and collectability of certain long-term receivables held by us. We could also be adversely affected by such factors as changes in foreign currency rates and weak economic and political conditions in each of the countries in which we operate.

We have made and expect to continue to make acquisitions as a primary component of our growth strategy. We may not be able to identify suitable acquisition candidates or consummate acquisitions on acceptable terms, which could disrupt our operations and adversely impact our business and operating results.

A primary component of our growth strategy has been to acquire complementary businesses to grow our company. We intend to continue to pursue acquisitions of complementary technologies, products and businesses as a primary component of our growth strategy to expand our operations and customer base and provide access to new markets and increase benefits of scale. Acquisitions involve certain known and unknown risks that could cause our actual growth or operating results to differ from our expectations. For example:

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we may not be able to identify suitable acquisition candidates or to consummate acquisitions on acceptable terms;

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we may pursue international acquisitions, which inherently pose more risks than domestic acquisitions;

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we compete with others to acquire complementary products, technologies and businesses, which may result in decreased availability of, or increased price for, suitable acquisition candidates;

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we may not be able to obtain the necessary financing, on favorable terms or at all, to finance any or all of our potential acquisitions; and

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we may ultimately fail to consummate an acquisition even if we announce that we plan to acquire a technology, product or business.

We may be unable to successfully integrate acquisitions, which may adversely impact our operations.

Acquired technologies, products or businesses may not perform as we expect and we may fail to realize anticipated revenue and profits. In addition, our acquisition strategy may divert management’s attention away from our existing business, resulting in the loss of key customers or employees, and expose us to unanticipated problems or legal liabilities, including responsibility as a successor for undisclosed or contingent liabilities of acquired businesses or assets.

If we fail to conduct due diligence on our potential targets effectively, we may, for example, not identify problems at target companies or fail to recognize incompatibilities or other obstacles to successful integration. Our inability to successfully integrate future acquisitions could impede us from realizing all of the benefits of those acquisitions and could severely weaken our business operations. The integration process may disrupt our business and, if new technologies, products or businesses are not implemented effectively, may preclude the realization of the full benefits expected by us and could harm our results of operations. In addition, the overall integration of new technologies, products or businesses may result in unanticipated problems, expenses, liabilities and competitive responses. The difficulties integrating an acquisition include, among other things:

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issues in integrating the target company’s technologies, products or businesses with ours;

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incompatibility of marketing and administration methods;

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maintaining employee morale and retaining key employees;

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integrating the cultures of our companies;

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preserving important strategic customer relationships;

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consolidating corporate and administrative infrastructures and eliminating duplicative operations; and

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coordinating and integrating geographically separate organizations.

In addition, even if the operations of an acquisition are integrated successfully, we may not realize the full benefits of the acquisition, including the synergies, cost savings or growth opportunities that we expect. These benefits may not be achieved within the anticipated time frame, or at all.

Acquisitions which we complete may have adverse impact on our results of operations.

Acquisitions may cause us to:

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issue common stock that would dilute our current stockholders’ ownership percentage;

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use a substantial portion of our cash resources;

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increase our interest expense, leverage and debt service requirements if we incur additional debt to pay for an acquisition;

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assume liabilities for which we do not have indemnification from the former owners; further, indemnification obligations may be subject to dispute or concerns regarding the creditworthiness of the former owners;

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record goodwill and non-amortizable intangible assets that are subject to impairment testing and potential impairment charges;

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experience volatility in earnings due to changes in contingent consideration related to acquisition earn-out liability estimates;

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incur amortization expenses related to certain intangible assets;

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lose existing or potential contracts as a result of conflict of interest issues;

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become subject to adverse tax consequences or deferred compensation charges;

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incur large and immediate write-offs; or

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become subject to litigation.

Our resources may not be sufficient to manage our expected growth; failure to properly manage our potential growth would be detrimental to our business.

We may fail to adequately manage our anticipated future growth. Any growth in our operations will place a significant strain on our administrative, financial and operational resources and increase demands on our management and on our operational and administrative systems, controls and other resources. We cannot assure you that our existing personnel, systems, procedures or controls will be adequate to support our operations in the future or that we will be able to successfully implement appropriate measures consistent with our growth strategy. As part of this growth, we may have to implement new operational and financial systems, procedures and controls to expand, train and manage our employee base, and maintain close coordination among our technical, accounting, finance, marketing and sales. We cannot guarantee that we will be able to do so, or that if we are able to do so, we will be able to effectively integrate them into our existing staff and systems. There may be greater strain on our systems as we acquire new businesses, requiring us to devote significant management time and expense to the ongoing integration and alignment of management, systems, controls and marketing. If we are unable to manage growth effectively, such as if our sales and marketing efforts exceed our capacity to design and produce our products and services or if new employees are unable to achieve performance levels, our business, operating results and financial condition could be materially and adversely affected.

Our international operations are subject to increased risks which could harm our business, operating results and financial condition.

In addition to uncertainty about our ability to expand our international market position, there are risks inherent in doing business internationally, including:

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trade barriers and changes in trade regulations,
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difficulties in developing, staffing and simultaneously managing a large number of varying foreignoperations as a result of distance, language and cultural differences,
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the need to comply with varied local laws and regulations,
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longer payment cycles,
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possible credit risk and higher levels of payment fraud,
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profit repatriation restrictions and foreign currency exchange restrictions,
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political or social unrest, economic instability or human rights issues,
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geopolitical events, including acts of war and terrorism,
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import or export regulations,
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compliance with U.S. laws (such as the Foreign Corrupt Practices Act), and local laws prohibiting corrupt payments to government officials,
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laws and business practices that favor local competitors or prohibit foreign ownership of certain businesses, and
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different and more stringent data protection, privacy and other laws.

Our failure to manage any of these risks successfully could harm our international operations and our overall business, and results of our operations.

If we are unable to retain the services of Chan Heng Fai or if we are unable to successfully recruit qualified personnel, we may not be able to continue operations.

Our success depends to a significant extent upon the continued service of Chan Heng Fai, our Founder, Chairman and Chief Executive Officer. The loss of the services of Mr. Chan could have a material adverse effect on our growth, revenues and prospective business. If Mr. Chan were to resign or we are unable to retain his services, the loss could result in loss of sales, delays in new product development and diversion of management resources. We could face high costs and substantial difficulty in hiring a qualified successor and could experience a loss in productivity while any such successor obtains the necessary training and experience. Mr. Chan has committed that the majority of his time will be devoted to managing the affairs of our company; however, Mr. Chan may engage in other business ventures, including other technology-related businesses.

In order to successfully implement and manage our businesses, we are also dependent upon successfully recruiting qualified personnel. In particular, we must hire and retain experienced management personnel to help us continue to grow and manage each business, and skilled engineering, product development, marketing and sales personnel to further our research and product development efforts. Competition for qualified personnel is intense. If we do not succeed in attracting new personnel or in retaining and motivating our current personnel, our business could be harmed.

If we do not successfully develop new products and services, our business may be harmed.

Our business and operating results may be harmed if we fail to expand our various product and service offerings (either through internal product or capability development initiatives or through partnerships and acquisitions) in such a way that achieves widespread market acceptance or that generates significant revenue and gross profits to offset our operating and other costs. We may not successfully identify, develop and market new product and service offerings in a timely manner. If we introduce new products and services, they may not attain broad market acceptance or contribute meaningfully to our revenue or profitability. Competitive or technological developments may require us to make substantial, unanticipated investments in new products and technologies or in new strategic partnerships, and we may not have sufficient resources to make these investments. Because the markets for many of our products and services are subject to rapid change, we may need to expand and/or evolve our product and service offerings quickly. Delays and cost overruns could affect our ability to respond to technological changes, evolving industry standards, competitive developments or customer requirements and harm our business and operating results.

If we were deemed to be an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to continue our businesses as conducted and could have a material adverse effect on our businesses.

The Investment Company Act and the rules thereunder contain detailed parameters for the organization and operation of investment companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, generally prohibit the issuance of options and impose certain governance requirements. We intend to conduct our operations so that we will not be deemed to be an investment company under the Investment Company Act. If anything were to happen that would cause us to be deemed to be an investment company under the Investment Company Act, requirements imposed by the Investment Company Act, including limitations on capital structure, the ability to transact business with affiliates and the ability to compensate senior employees, could make it impractical for us to continue our businesses as currently conducted and have a material adverse effect on our businesses, financial condition and results of operations. In addition, we may be required to limit the amount of investments that we make as a principal or otherwise conduct our businesses in a manner that does not subject us to the registration and other requirements of the Investment Company Act.

If we do not adequately protect our intellectual property rights, we may experience a loss of revenue and our operations may be materially harmed.

We rely on and expect to continue to rely on a combination of confidentiality and license agreements with our employees, consultants and third parties with whom we have relationships, as well as patent, trademark, copyright and trade secret protection laws, to protect our intellectual property and proprietary rights. We cannot assure you that we can adequately protect our intellectual property or successfully prosecute potential infringement of our intellectual property rights. Also, we cannot assure you that others will not assert rights in, or ownership of, trademarks and other proprietary rights of ours or that we will be able to successfully resolve these types of conflicts to our satisfaction. Our failure to protect our intellectual property rights may result in a loss of revenue and could materially harm our operations and financial condition.

New legislation, regulations or rules related to obtaining patents or enforcing patents could significantly increase our operating costs and decrease our revenue.

We spend a significant amount of resources to enforce our patent assets. If new legislation, regulations or rules are implemented either by Congress, the U.S. Patent and Trademark Office (the “USPTO”), any state or the courts that impact the patent application process, the patent enforcement process or the rights of patent holders, these changes could negatively affect our expenses and revenue and any reductions in the funding of the USPTO could negatively impact the value of our assets.

A number of states have adopted or are considering legislation to make the patent enforcement process more difficult for non-practicing entities, such as allowing such entities to be sued in state court and setting higher standards of proof for infringement claims. We cannot predict what, if any, impact these state initiatives will have on the operation of our enforcement business. However, such legislation could increase the uncertainties and costs surrounding the enforcement of our patented technologies, which could have a material adverse effect on our business and financial condition.

In addition, the U.S. Department of Justice has conducted reviews of the patent system to evaluate the impact of patent assertion entities on industries in which those patents relate. It is possible that the findings and recommendations of the DOJ could impact the ability to effectively license and enforce standards-essential patents and could increase the uncertainties and costs surrounding the enforcement of any such patented technologies.

Finally, new rules regarding the burden of proof in patent enforcement actions could significantly increase the cost of our enforcement actions, and new standards or limitations on liability for patent infringement could negatively impact any revenue we might derive from such enforcement actions.

Recently enacted tax legislation in the United States may impact our business.

We are subject to taxation in the United States, as well as in a number of foreign jurisdictions. The recently enacted Tax Cuts and Jobs Act (the “Tax Act”) provided for significant and wide-ranging changes to the U.S. Internal Revenue Code. The implications most relevant to our company include (a) a reduction in the U.S. federal corporate income tax rate from 35% to 21%, with various “base erosion” rules that may effectively limit the tax deductibility of certain payments made by U.S. entities to non-U.S. affiliates and additional limitations on deductions attributable to interest expense, and (b) adopting elements of a territorial tax system. To transition into the territorial tax system, the Tax Act includes a one-time tax on cumulative retained earnings of U.S.-owned foreign subsidiaries, at a rate of 15.5% for earnings represented by cash or cash equivalents and 8.0% for the balance of such earnings. Taxpayers may make an election to pay this tax over eight years. These tax reforms will give rise to significant consequences, both immediately in terms of one-off impacts relating to the transition tax and the measurement of deferred tax assets and liabilities and going forward in terms of the company’s taxation expense. An initial review and estimate has been undertaken by us. The Tax Act could be subject to potential amendments and technical corrections, any of which could lessen or increase adverse impacts of the law. The final transitional impact of the Tax Act may differ from the estimates provided in this Annual Report, due to, among other things, changes in interpretations of the Tax Act, any legislative action to address questions that arise because of the Tax Act, any changes in accounting standards for income taxes or related interpretations in response to the Tax Act, or any updates or changes to estimates we utilized to calculate the transitional impacts, including impacts related to changes to current year earnings estimates and the amount of the repatriation tax. Given the unpredictability of these and other tax laws and related regulations, and their potential interdependency, it is difficult to currently assess the overall effect of such changes. Nonetheless, any material negative effect of such changes to our earnings and cash flow could adversely impact our financial results.

For our property development business, the market for real estate is subject to fluctuations that may impact the value of the land or housing inventory that we hold, which may impact the price of our common stock.

              Investors should be aware that the value of any real estate we own may fluctuate from time to time in connection with broader market conditions and regulatory issues, which we cannot predict or control, including interest rates, the availability of credit, the tax benefits of homeownership and wage growth, unemployment and demographic trends in the regions in which we may conduct business. Should the price of real estate decline in the areas in which we have purchased land, the price at which we will be able to sell lots to home builders, or if we build houses, the price at which we can sell such houses to buyers, will decline.

Zoning and land use regulations impacting the land development and homebuilding industries may limit our activities and increase our expenses, which would adversely affect our financial results.

              We must comply with zoning and land use regulations impacting the land development and home building industries. We will need to obtain the approval of various government agencies to expand our operations as currently into new areas and to commence the building of homes. Our ability to gain the necessary approvals is not certain, and the expense and timing of approval processes may increase in ways that adversely impact our profits.

Health and safety incidents that occur in connection with our potential expansion into the homebuilding business could be costly with uninsured losses.

              If we commence operations in the homebuilding business, we will be exposed to the danger of health and safety risks to our employees and contractors. Health and safety incidents could result in the loss of the services of valued employees and contractors and expose us to significant litigation and fines. Insurance may not cover, or may be insufficient to cover, such losses, and premiums may rise.

Adverse weather conditions, natural disasters and man-made disasters may delay our real estate development projects or cause additional expenses.

The land development operations which we currently conduct and the construction projects which we may become involved in at a later date may be adversely impacted by unexpected weather and natural disasters, including storms, hurricanes, tornados, floods, blizzards, fires, earthquakes. Man-made disasters including terrorist attacks, electrical outages and cyber-security incidents may also impact the costs and timing of the completion of our projects. Cyber-security incidents, including those that result in the loss of financial or other personal data, could expose us to litigation and reputational damage. If insurance is unavailable to us on acceptable terms, or if our insurance is not adequate to cover business interruptions and losses from the conditions described above and similar incidents, our results of operations will be adversely affected. In addition, damage to new homes caused by these conditions may cause our insurance costs to increase.

We have a concentration of revenue and credit risk with one customer.

In our property development segment, we have been highly dependent on sales of residential lots to NVR Inc. (“NVR”), a NYSE publicly-listed U.S. homebuilding and mortgage company. NVR is the only purchaser of 443 residential lots at our Ballenger project. During 2017, we received $5.7 million in revenue from lot sales to NVR. On December 31, 2017, $513,005 of trade receivables are also from NVR. Therefore, at present, a significant portion of our business depends largely on NVR’s continued relationship with us. A decision by NVR to discontinue or limit its relationship with us could have a material adverse impact on our property development business and our entire company overall.

We may face liability for information displayed on or accessible via our website, and for other content and commerce-related activities, which could reduce our net worth and working capital and increase our operating losses.

We could face claims for errors, defamation, negligence or copyright or trademark infringement based on the nature and content of information displayed on or accessible via our website, which could adversely affect our financial condition. Even to the extent that claims made against us do not result in liability, we may incur substantial costs in investigating and defending such claims.

Our insurance, if any, may not cover all potential claims to which we are exposed or may not be adequate to indemnify us for all liabilities that may be exposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage would reduce our net worth and working capital and increase our operating losses.

Any failure of our network could lead to significant disruptions in our businesses, which could damage our reputation, reduce our revenues or otherwise harm our businesses.

All of our businesses and, in particular, our digital transformation technology business unit, are dependent upon providing our customers with fast, efficient and reliable services. A reduction in the performance, reliability or availability of our network infrastructure may harm our ability to distribute our products and services to our customers, as well as our reputation and ability to attract and retain customers and content providers. Our systems and operations are susceptible to, and could be damaged or interrupted by outages caused by fire, flood, power loss, telecommunications failure, Internet or mobile network breakdown, earthquake and similar events. Our systems are also subject to human error, security breaches, power losses, computer viruses, break-ins, “denial of service” attacks, sabotage, intentional acts of vandalism and tampering designed to disrupt our computer systems and network communications, and our systems could be subject to greater vulnerability in periods of high employee turnover. A sudden and significant increase in traffic on our customers’ websites or demand from mobile users could strain the capacity of the software, hardware and telecommunications systems that we deploy or use. This could lead to slower response times or system failures. Our failure to protect our network against damage from any of these events could harm our business.

Public scrutiny of internet privacy and security issues may result in increased regulation and different industry standards, which could deter or prevent us from providing our current products and solutions to our members and customers, thereby harming our business.

The regulatory framework for privacy and security issues worldwide is evolving and is likely to remain in flux for the foreseeable future. Practices regarding the collection, use, storage, display, processing, transmission and security of personal information by companies offering online services have recently come under increased public scrutiny. The U.S. government, including the White House, the Federal Trade Commission, the Department of Commerce and many state governments, are reviewing the need for greater regulation of the collection, use and storage of information concerning consumer behavior with respect to online services, including regulation aimed at restricting certain targeted advertising practices and collection and use of data from mobile devices. The FTC in particular has approved consent decrees resolving complaints and their resulting investigations into the privacy and security practices of a number of online, social media companies. Similar actions may also impact us directly.

Our business, including our ability to operate and expand internationally or on new technology platforms, could be adversely affected if legislation or regulations are adopted, interpreted, or implemented in a manner that is inconsistent with our current business practices that may require changes to these practices, the design of our websites, mobile applications, products, features or our privacy policy. In particular, the success of our business is expected to be driven by our ability to responsibly use the data that our members share with us. Therefore, our business could be harmed by any significant change to applicable laws, regulations or industry standards or practices regarding the storage, use or disclosure of data our members choose to share with us, or regarding the manner in which the express or implied consent of consumers for such use and disclosure is obtained. Such changes may require us to modify our products and features, possibly in a material manner, and may limit our ability to develop new products and features that make use of the data that we collect about our members.

 Particularly with regard to our biohealth business, product reliability, safety and effectiveness concerns can have significant negative impacts on sales and results of operations, lead to litigation and cause reputational damage.

Concerns about product safety, whether raised internally or by litigants, regulators or consumer advocates, and whether or not based on scientific evidence, can result in safety alerts, product recalls, governmental investigations, regulatory action on the part of the FDA (or its counterpart in other countries), private claims and lawsuits, payment of fines and settlements, declining sales and reputational damage. These circumstances can also result in damage to brand image, brand equity and consumer trust in our products. Product recalls could in the future prompt government investigations and inspections, the shutdown of manufacturing facilities, continued product shortages and related sales declines, significant remediation costs, reputational damage, possible civil penalties and criminal prosecution.

Significant challenges or delays in our innovation and development of new products, technologies and indications could have an adverse impact on our long-term success.

Our continued growth and success depends on our ability to innovate and develop new and differentiated products and services that address the evolving health care needs of patients, providers and consumers. Development of successful products and technologies is also necessary to offset revenue losses when our existing products lose market share due to various factors such as competition and loss of patent exclusivity. We cannot be certain when or whether we will be able to develop, license or otherwise acquire companies, products and technologies, whether particular product candidates will be granted regulatory approval, and, if approved, whether the products will be commercially successful.

We pursue product development through internal research and development as well as through collaborations, acquisitions, joint ventures and licensing or other arrangements with third parties. In all of these contexts, developing new products, particularly biotechnology products, requires significant investment of resources over many years. Only a very few biopharmaceutical research and development programs result in commercially viable products. The process depends on many factors, including the ability to discern patients’ and healthcare providers’ future needs; develop new compounds, strategies and technologies; achieve successful clinical trial results; secure effective intellectual property protection; obtain regulatory approvals on a timely basis; and, if and when they reach the market, successfully differentiate our products from competing products and approaches to treatment. New products or enhancements to existing products may not be accepted quickly or significantly in the marketplace for healthcare providers, and there may be uncertainty over third-party reimbursement. Even following initial regulatory approval, the success of a product can be adversely impacted by safety and efficacy findings in larger real world patient populations, as well as market entry of competitive products.

Our competitors may have greater financial and other resources than we do and those advantages could make it difficult for us to compete with them.

Our three principal businesses, property development, digital transformation technology and biohealth activities, are each highly competitive and constantly changing. We expect that competition will continue to intensify. Increased competition may result in price reductions, reduced margins, loss of customers, and changes in our business and marketing strategies, any of which could harm our business. Current and potential competitors may have longer operating histories, greater name recognition, more employees and significantly greater financial, technical, marketing, public relations and distribution resources than we do. In addition, new competitors with potentially unique or more desirable products or services may enter the market at any time. The competitive environment may require us to make changes in our products, pricing, licensing, services or marketing to maintain and extend our current brand and technology. Price concessions or the emergence of other pricing, licensing and distribution strategies or technology solutions of competitors may reduce our revenue, margins or market share, any of which will harm our business. Other changes we have to make in response to competition could cause us to expend significant financial and other resources, disrupt our operations, strain relationships with partners, or release products and enhancements before they are thoroughly tested, any of which could harm our operating results and stock price.

Since some members of our board of directors are not residents of the United States and certain of our assets are located outside of the United States, you may not be able to enforce a U.S. judgment for claims you may bring against such directors or assets.

Several members of our senior management team, including Chan Heng Fai, have their primary residences and business offices in Asia, and a material portion of our assets and a substantial portion of the assets of these directors are located outside the United States. As a result, it may be more difficult for you to enforce a lawsuit within the United States against these non-U.S. residents than if they were residents of the United States. Also, it may be more difficult for you to enforce any judgment obtained in the United States against our assets or the assets of our non-U.S. resident management located outside the United States than if these assets were located within the United States. We cannot assure you that foreign courts would enforce liabilities predicated on U.S. federal securities laws in original actions commenced in such foreign jurisdiction, or judgments of U.S. courts obtained in actions based upon the civil liability provisions of U.S. federal securities laws.

We may be required to record a significant charge to earnings if our goodwill or amortizable intangible assets become impaired.

We are required under generally accepted accounting principles to test goodwill for impairment at least annually and to review our amortizable intangible assets for impairment when events or changes in circumstance indicate the carrying value may not be recoverable. Factors that could lead to impairment of goodwill and amortizable intangible assets include significant adverse changes in the business climate and declines in the financial condition of our business. We have recorded and may be required in the future to record additional charges to earnings if a portion of our goodwill or amortizable intangible assets becomes impaired. Any such charge would adversely impact our results.

Fluctuations in foreign currency exchange rates affect our operating results in U.S. dollar terms.

A portion of our revenues arises from international operations. Revenues generated and expenses incurred by our international subsidiaries are often denominated in the currencies of the local countries. As a result, our consolidated U.S. dollar financial statements are subject to fluctuations due to changes in exchange rates as the financial results of our international subsidiaries are translated from local currencies into U.S. dollars. In addition, our financial results are subject to changes in exchange rates that impact the settlement of transactions in non-local currencies.

Violations of complex foreign and U.S. laws and regulations that apply to our international operations could result in fines, criminal sanctions against us, our officers or our employees, prohibitions on the conduct of our business and damage to our reputation.

Although we have implemented policies and procedures designed to promote compliance with these laws, there can be no assurance that our employees, contractors or agents will not violate our policies. These risks are inherent in our international operations and expansion increase our costs of doing business internationally and could result in harm to our business, operating results and financial condition.

We are an “emerging growth company” and our election to delay adoption of new or revised accounting standards applicable to public companies may result in our consolidated financial statements not being comparable to those of some other public companies. As a result of this and other reduced disclosure requirements applicable to emerging growth companies, our shares may be less attractive to investors.

As a company with less than $1.07 billion in revenue during our last completed fiscal year, we qualify as an “emerging growth company” under the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company, we:

●
are not required to obtain an attestation and report from our auditors on our management’s assessment of ourinternal control over financial reporting pursuant to the Sarbanes-Oxley Act;

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are not required to provide a detailed narrative disclosure discussing our compensation principles, objectivesand elements and analyzing how those elements fit with our principles and objectives (commonly referred to as“compensation discussion and analysis”);

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are not required to obtain a non-binding advisory vote from our stockholders on executive compensation orgolden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

●
are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graphand CEO pay ratio disclosure;

●
may present only two years of audited financial statements and only two years of related Management’sDiscussion & Analysis of Financial Condition and Results of Operations, or MD&A; and

●
are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standardsunder §107 of the JOBS Act.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our consolidated financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Certain of these reduced reporting requirements and exemptions were already available to us due to the fact that we also qualify as a “smaller reporting company” under SEC rules. For instance, smaller reporting companies are not required to obtain an auditor attestation and report regarding management’s assessment of internal control over financial reporting, are not required to provide a compensation discussion and analysis, are not required to provide a pay-for-performance graph or CEO pay ratio disclosure, and may present only two years of audited financial statements and related MD&A disclosure.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act, or such earlier time that we no longer meet the definition of an emerging growth company. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1.0 billion in principal amount of non-convertible debt over a three-year period. Under current SEC rules, however, we will continue to qualify as a “smaller reporting company” for so long as we have a public float (i.e., the market value of common equity held by non-affiliates) of less than $250 million as of the last business day of our most recently completed second fiscal quarter.

We cannot predict if investors will find our shares less attractive due to our reliance on these exemptions. If investors were to find our shares less attractive as a result of our election, we may have difficulty raising all of the proceeds we seek in this offering.

We will incur increased costs as a result of being a U.S. public company, and our management expects to devote substantial time to public company compliance programs.

As a public company, we will incur significant legal, insurance, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, Nasdaq Capital Market listing requirements and other applicable securities rules and regulations impose various requirements on public companies. Our management and administrative staff will need to devote a substantial amount of time to comply with these requirements. For example, in anticipation of becoming a public company, we will need to adopt additional internal controls and disclosure controls and procedures and bear all of the internal and external costs of preparing periodic and current public reports in compliance with our obligations under the securities laws. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment will result in increased general and administrative expenses and may divert management’s time and attention away from product development activities. If for any reason our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

Additionally, in order to comply with the requirements of being a public company, we may need to undertake various actions, including implementing new internal controls and procedures and hiring new accounting or internal audit staff. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is accumulated and communicated to our principal executive and financial officers. Any failure to develop or maintain effective controls could adversely affect the results of our periodic management evaluations. In the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate, or that we are unable to produce timely or accurate consolidated financial statements, investors may lose confidence in our operating results and the price of our common stock could decline. In addition, if we are unable to continue to meet these requirements, we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities, and we may not be able to remain listed on the Nasdaq Capital Market.

We are not currently required to comply with the SEC’s rules that implement Section 404 of the Sarbanes-Oxley Act, and are therefore not yet required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report. This assessment will need to include the disclosure of any material weaknesses in our internal control over financial reporting identified by our management or our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a costly and challenging process to document and evaluate our internal control over financial reporting. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our internal control over financial reporting. We will also need to continue to improve our control processes as appropriate, validate through testing that our controls are functioning as documented and implement a continuous reporting and improvement process for our internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404.

Our business is subject to reporting requirements that continue to evolve and change, which could continue to require significant compliance effort and resources.

Because our common stock will be publicly traded, we will be subject to certain rules and regulations of federal, state and financial market exchange entities charged with the protection of investors and the oversight of companies whose securities are publicly traded. These entities, including the Public Company Accounting Oversight Board (PCAOB), the SEC and the Nasdaq Capital Market (assuming our common stock has been approved for listing), periodically issue new requirements and regulations and legislative bodies also review and revise applicable laws. As interpretation and implementation of these laws and rules and promulgation of new regulations continues, we will continue to be required to commit significant financial and managerial resources and incur additional expenses to address such laws, rules and regulations, which could in turn reduce our financial flexibility and create distractions for management.

Any of these events, in combination or individually, could disrupt our business and adversely affect our business, financial condition, results of operations and cash flows.

Risks Related to Ownership of Our Common Stock and this Offering

Our stock price may be volatile and your investment could decline in value.

The market price of our common stock following this offering may fluctuate substantially as a result of many factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of the value of your investment in our common stock. Factors that could cause fluctuations in the market price of our common stock include the following:

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quarterly variations in our results of operations;
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results of operations that vary from the expectations of securities analysts and investors;
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results of operations that vary from those of our competitors;
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changes in expectations as to our future financial performance, including financial estimates by securitiesanalysts;
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publication of research reports about us or the industries in which we participate;
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announcements by us or our competitors of significant contracts, acquisitions or capital commitments;
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announcements by third parties of significant legal claims or proceedings against us;
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changes affecting the availability of financing for smaller publicly traded companies like us;
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regulatory developments in the property development, digital transformation technology or biohealth businesses;
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significant future sales of our common stock, and additions or departures of key personnel;
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the realization of any of the other risk factors presented in this prospectus; and
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general economic, market and currency factors and conditions unrelated to our performance.

In addition, the stock market in general has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to operating performance of individual companies. These broad market factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A class action suit against us could result in significant liabilities and, regardless of the outcome, could result in substantial costs and the diversion of our management’s attention and resources.

Our common stock has no prior market and our stock price may decline after the offering.

Before this offering, there has been no public market for shares of our common stock. Although we have applied to have our common stock listed for trading on the Nasdaq Capital Market, an active trading market for our common stock may not develop or, if it develops, may not be sustained after this offering. Our company and the underwriters will negotiate to determine the initial public offering price. The initial public offering price may be higher than the market price of our common stock after the offering and you may not be able to sell your shares of our common stock at or above the price you paid in the offering. As a result, you could lose all or part of your investment.

Investors purchasing common stock in this offering will experience immediate dilution.

The initial public offering price of shares of our common stock is higher than the pro forma as adjusted net tangible book value per outstanding share of our common stock. You will incur immediate dilution of $3.39 per share in the pro forma as adjusted net tangible book value of shares of our common stock, based on an assumed initial public offering price of $10.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus. To the extent outstanding options are ultimately exercised, there will be further dilution of the common stock sold in this offering.

Future sales, or the perception of future sales, of a substantial amount of our shares of common stock could depress the trading price of our common stock.

If we or our stockholders sell substantial amounts of our shares of common stock in the public market following this offering or if the market perceives that these sales could occur, the market price of shares of our common stock could decline. These sales may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate, or to use equity as consideration for future acquisitions.

Immediately upon completion of this offering, based on the number of shares outstanding as of November 13, 2018, we will have 20,000,000 shares of common stock authorized and 11,001,000 shares of common stock outstanding. Of these shares, the 1,000,000 shares to be sold in this offering (assuming the underwriter does not exercise its option to purchase additional shares in this offering to cover over-allotments, if any) will be freely tradable. We, our executive officers and directors, and our stockholder have entered into agreements with the underwriter not to sell or otherwise dispose of shares of our common stock for a period of six months following the effectiveness of this prospectus, with certain exceptions. Immediately upon the expiration of this lock-up period, 10,001,000 shares will be eligible for resale pursuant to Rule 144 under the Securities Act, subject to the volume, manner of sale, holding period and other limitations of Rule 144.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, or if our actual results differ significantly from our guidance, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

In addition, from time to time, we may release earnings guidance or other forward-looking statements in our earnings releases, earnings conference calls or otherwise regarding our future performance that represent our management’s estimates as of the date of release. Some or all of the assumptions of any future guidance that we furnish may not materialize or may vary significantly from actual future results. Any failure to meet guidance or analysts’ expectations could have a material adverse effect on the trading price or volume of our stock.

Anti-takeover provisions in our charter documents could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

Our corporate documents, to be effective upon completion of this offering, and the Delaware General Corporation Law contain provisions that may enable our board of directors to resist a change in control of our company even if a change in control were to be considered favorable by you and other stockholders. These provisions include:

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authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to help defend against a takeover attempt;

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establish advance notice requirements for nominating directors and proposing matters to be voted on by stockholders at stockholder meetings;

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provide that stockholders are only entitled to call a special meeting upon written request by 33.3% of the outstanding common stock; and

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require supermajority stockholder voting to effect certain amendments to our certificate of incorporation and bylaws.

In addition, Delaware law prohibits large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or consolidating with us except under certain circumstances. These provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire.

Concentration of ownership of our common stock by our principal stockholder will limit new investors from influencing significant corporate decisions.

Upon completion of this offering, our principal stockholder Chan Heng Fai will own approximately 90% of our outstanding shares of common stock. He will be able to influence all matters requiring stockholder approval, including the election and removal of directors and any merger or other significant corporate transactions. The interests of Mr. Chan may not coincide with our interests or the interests of other stockholders.

We expect to be a “controlled company” within the meaning of the listing standards of Nasdaq and, as a result, we will qualify for exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Chan Heng Fai and HFE Holdings Limited control a majority of the combined voting power of all classes of our voting stock. As a result, we qualify as a “controlled company” within the meaning of the listing standards of Nasdaq, and we have elected not to comply with certain Nasdaq corporate governance requirements. Under these rules, a “controlled company” may elect not to comply with certain corporate governance requirements, including the requirement that we have a majority of independent directors on our board of directors. Accordingly, our stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq’s corporate governance requirements.

We do not expect to pay any dividends on our common stock for the foreseeable future.

We currently expect to retain all future earnings, if any, for future operation, expansion and debt repayment and have no current plans to pay any cash dividends to holders of our common stock for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our operating results, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, we must comply with the covenants in our credit agreements in order to be able to pay cash dividends, and our ability to pay dividends generally may be further limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

We have 5,000,000 authorized unissued shares of preferred stock, and our board has the ability to designate the rights and preferences of this preferred stock without your vote.

Our certificate of incorporation authorizes our board of directors to issue “blank check” preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares, without further stockholder approval. The rights of the holders of common stock will be subject to and may be adversely affected by the rights of holders of any preferred stock that may be issued in the future. As indicated in the preceding risk factor, the ability to issue preferred stock without stockholder approval could have the effect of making it more difficult for a third party to acquire a majority of the voting stock of our company thereby discouraging, delaying or preventing a change in control of our company. We currently have no outstanding shares of preferred stock, or plans to issue any such shares in the future.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways that may not yield a return.

Our management will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be invested with a view towards long-term benefits for our stockholders and this may not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

Our Bylaws have an exclusive forum for adjudication of disputes provision which limits the forum to the Delaware Court of Chancery for certain actions against the Company.

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or if no Court of Chancery located within the State of Delaware has jurisdiction, the Federal District Court for the District of Delaware) will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by our directors, officers, or other employees to us or to our stockholders, (iii) any action asserting a claim against us or any director, officer or other employee arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or bylaws or (iv) any action asserting a claim against us or any director, officer or other employee that is governed by the internal affairs doctrine. It is possible that a court could rule that this provision is not applicable or is unenforceable. Any person or entity purchasing or otherwise acquiring shares of our capital stock will be deemed to have notice of and consented to this provision of our certificate of incorporation.

While management believes limiting the forum is a benefit, some stockholders could be inconvenienced by not being able to bring an action in another forum they find favorable.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” but are also contained in this prospectus. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “aim,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative of these terms, or other comparable terminology intended to identify statements about the future. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

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our future financial performance, including our revenue, costs of revenue, operating expenses and profitability;

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the sufficiency of our cash and cash equivalents to meet our liquidity needs;

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our predictions about the property development, digital transformation technology and biohealth businesses and their respective market trends;

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our ability to attract and retain customers in all our business segments to purchase our products and services;

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the availability of financing for smaller publicly traded companies like us;

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our ability to successfully expand in our three principal business markets and into new markets and industry verticals; and

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our ability to effectively manage our growth and future expenses.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain.

You should refer to the “Risk Factors” section of this prospectus for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result, of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by federal securities law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of our common stock in this offering will be approximately $8,135,000 (or approximately $9,440,000 if the underwriter exercises its option in full to purchase additional shares of our common stock), based upon an assumed initial public offering price of $10.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds approximately as follows:

Application of Proceeds	Approximate Dollar Amount	Approximate Percentage of Net Proceeds
Fund acquisitions of new entities and properties (1)	$3,500,000	43.0%
Fund expansion of our existing property development projects, digital transformation technology-related business and biohealth business	3,008,000	37.0%
Provide investment to selected companies, including Holista CollTech Limited (2)	406,750	5.0%
Support scientific research at Vivacitas Oncology Inc. (3)	406,750	5.0%
Working capital and general corporate purposes	813,500	10.0%
Total	$8,135,000	100.0%
______________
(1)
We have no such acquisition agreements or understandings in place at this time.
(2)
We own 19.8% of Holista CollTech Limited.
(3)
We own 14.2% of Vivacitas Oncology Inc.

A significant portion of the net proceeds of this offering will be used to acquire new companies in the fields in which we operate, or may operate in the future, and to acquire additional properties. We have no such acquisition agreements or understandings in place at this time. We also plan to use a significant portion of the net proceeds of this offering to fund expansion of our property development projects. We intend to fund our digital transformation technology-related business and biohealth business. Additional net proceeds will be used to provide investment to selected companies, including Holista CollTech Limited, and support scientific research at Vivacitas Oncology Inc.

We will use the remainder of the net proceeds from this offering for working capital and general corporate purposes, including investing in our sales and marketing and product enhancement efforts throughout our company. We may allocate funds from other sources to fund some or all of these activities.

Where we utilize net proceeds of this offering to support our existing subsidiaries, we may invest such funds through the purchase of additional equity in such entities or through long or short-term interest-bearing loans.  All such transactions would be intended to be on terms no less favorable to our subsidiaries than could be obtained from unaffiliated third parties.

The expected use of net proceeds from this offering represents our intention based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending their use, we intend to invest the net proceeds of this offering in a variety of capital-preservation investments, including short- and intermediate-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

Our board of directors will determine our future dividend policy based on our result of operations, financial condition, capital requirements and other circumstances. We have not previously declared or paid any cash dividends on our common stock. We anticipate that we will retain earnings to support operations and finance the growth of our business, as described in this prospectus. Accordingly, it is not anticipated that any cash dividends will be paid on our common stock in the foreseeable future.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2018:

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on an actual basis; and

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on an as adjusted basis reflecting the receipt by us of the net proceeds from the sale of 1,000,000 shares of common stock in this offering at an assumed initial public offering price of $10.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and excluding the exercise of the over-allotment option held by the underwriter with respect to this offering, as if the offering had occurred on June 30, 2018.

The following information is illustrative only of our cash and cash equivalents and capitalization following the completion of this offering and will change based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing in this prospectus.

	As of June 30, 2018
	Actual	As Adjusted
	(unaudited)
Cash and restricted cash	$3,402,406	$11,537,406
Debt, current portion	$7,037,866	$7,037,866
Long-term debt, net of current portion	9,181,051	9,181,051
Stockholders’ equity	19,333,318	19,333,318

Common stock, $0.001 par value	10,001	10,001
Additional paid-in capital	52,262,196	60,397,196
Accumulated deficit	(32,938,880)	(32,938,880)
Stockholders’ equity	19,333,318	27,468,318
Non-controlling interests	9,848,140
Total stockholders’ equity	$29,181,458	$37,316,458
Total capitalization	$38,362,509	$46,497,509

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma, as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value per share is determined by dividing our total tangible assets less total liabilities by the number of outstanding shares of common stock.

As of June 30, 2018, we had a net tangible book value of $29,181,458, or $2.92 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of June 30, 2018.

Investors participating in this offering will incur immediate and substantial dilution. After giving effect to the issuance and sale of 1,000,000 shares of our common stock in this offering at an assumed initial public offering price of $10.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2018, would have been approximately $37,316,458, or $3.39 per share of common stock. This represents an immediate increase in the pro forma net tangible book value of $0.47 per share to existing stockholders and an immediate dilution of $6.61 per share to investors purchasing shares of our common stock in this offering. The following table illustrates this per share dilution on a per share basis:

Amount
Assumed initial public offering price	$10.00
Pro forma net tangible book value (deficit) before offering	29,181,458
Increase in pro forma net tangible book value attributable to new investors	8,135,000
Pro forma as adjusted net tangible book value after offering	$37,316,458
Dilution in pro forma net tangible book value to new investors	$3.39

Each $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per share would increase (decrease) the pro forma as adjusted dilution to new investors to $0.08 per share, assuming that the number of shares offered, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and estimated offering expenses. Similarly, each increase of 1,000,000 shares in the number of shares of common stock offered would increase the as further adjusted net tangible book value, as adjusted to give effect to this offering, to approximately $0.47 per share and decrease the dilution to new investors to $6.14 per share, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses. Each decrease of 1,000,000 shares in the number of shares of common stock offered would decrease the as adjusted net tangible book value, as adjusted to give effect to this offering, to approximately $0.47 per share and increase the dilution to new investors to $7.08 per share, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriter exercises its over-allotment option in full to purchase 150,000 additional shares of common stock from us in this offering to cover over-allotments, if any, the pro forma as adjusted net tangible book value per share after the offering would be $3.46 per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $0.54 per share and the dilution per share to new investors purchasing common stock in this offering would be $6.54 per share.

The following table illustrates, an as adjusted basis as of June 30, 2018, the differences between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing stockholders and new investors purchasing shares of our common stock in this offering based on an assumed initial public offering price of $10.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased		Total Consideration		Average Price Per
	Number	Percent	Amount	Percent	Share
Existing stockholders	10,001,000	90.9%		%
New investors	1,000,000	9.1%	$10,000,000%		$10.00
Total	11,001,000	100.0%		100.0%

The number of shares of common stock shown above to be outstanding after this offering is based on 10,001,000 shares of our common stock outstanding as of June 30, 2018, and excludes an additional 500,000 shares of our common stock reserved for future issuance under our 2018 Incentive Compensation Plan.

In addition, if the underwriter exercises its over-allotment option to purchase additional shares in full, the number of shares held by new investors would increase to 1,150,000, or 10.3% of the total number of shares of our common stock outstanding after this offering.

To the extent that stock options are exercised, new options are issued under our 2018 Incentive Compensation Plan or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and accompanying notes and the information contained in other sections of this prospectus, particularly under the headings “Risk Factors” and “Business.” It contains forward-looking statements that involve risks and uncertainties, and is based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Our actual results could differ materially from those anticipated by our management in these forward-looking statements as a result of various factors, including those discussed below and in this prospectus, particularly under the heading “Risk Factors.”

Business Overview

HF Enterprises Inc. is a diversified holding company principally engaged through its subsidiaries in property development, digital transformation technology and biohealth activities with operations in the United States, Singapore, Hong Kong and Australia. We manage our three principal businesses primarily through our majority-owned subsidiary, Singapore eDevelopment Ltd., a public company traded on the Singapore Stock Exchange. Through this subsidiary (and indirectly, through other public and private U.S. and Asian subsidiaries), we are actively developing two significant real estate projects near Houston, Texas and in Frederick, Maryland in our property development segment. We have designed applications for enterprise messaging and e-commerce software platforms in the United States and Asia in our digital transformation technology business unit. Our recent foray into the biohealth segment includes research to treat neurological and immune-related diseases, nutritional chemistry to create a natural sugar alternative, research regarding innovative products to slow the spread of disease, and natural foods and supplements. We opportunistically identify global businesses for investment, incubation and corporate advisory services primarily related to our operating business segments. We also have investments outside of Singapore eDevelopment, including a 19.8% equity interest in Holista CollTech Limited, a public Australian company that produces natural food ingredients, and a 14.2% equity interest in Vivacitas Oncology Inc., a U.S.-based biopharmaceutical company. Under the guidance of Chan Heng Fai, our Founder, Chairman and Chief Executive Officer, who is also our single largest stockholder, we have positioned ourselves as a participant in these key markets through a series of strategic transactions. Our growth strategy is both to pursue opportunities that we can leverage on our global network using our capital resources and to accelerate the expansion of our organic businesses.

We make equity investments in innovative and promising businesses that are expected to appreciate in value over time. Our emphasis is on building businesses in industries where our management team has in-depth knowledge and experience, or where our management can provide value by advising on new markets and expansion. We have at times provided a range of global capital and management services to these companies in order to gain access to Asian markets. We have historically favored businesses that improve an individual’s quality of life or that improve the efficiency of businesses through technology in various industries. We believe our capital and management services provide us with a competitive advantage in the selection of strategic acquisitions and investments, which creates and adds value for us, our investments and our stockholders.

Our Revenue Model

Our total revenue for the six months ended June 30, 2018 and the years ended December 31, 2017 and 2016 were $7,744,038, $10,918,980 and $1,233,061 and our net loss for the six months ended June 30, 2018 and the years ended December 31, 2017 and 2016 were $5,141,312, $2,014,457 and $5,751,261, respectively.

We currently recognize revenue from the sale of our subdivision development properties, the sale of our biohealth products and the rendering of digital transformation technology services through consulting fees. Sales of real properties accounted for approximately 80%, sales of biohealth products accounted for approximately 18% and digital transformation technology consulting fees accounted for approximately 1% of our total revenue in the first six months of 2018, sales of properties accounted for approximately 66%, sales of biohealth products accounted for approximately 27% and digital transformation technology consulting fees accounted for approximately 1% of our total revenue in 2017. Sales of real properties and digital transformation technology consulting fees accounted for approximately 65% and 12% of our total revenue in 2016, respectively.

From a geographical perspective, we recognized 98%, 90% and 84% of our total revenue in the first six months of 2018 and the years 2017 and 2016 in the United States, respectively, followed by 2%, 1% and 12% of our total revenue in the first six months of 2018 and the years 2017 and 2016 in the People’s Republic of China (which includes Hong Kong). Revenue in Australia and Singapore accounted for the remainder of our 2017 and 2016 total revenue, at 9% and 4%, respectively.

We believe that, on an ongoing basis, revenue generated from our property development business will decline as a percentage of our total revenue as we expect to experience greater revenue contribution from our digital transformation technology and biohealth businesses in the future.

Matters that May or Are Currently Affecting Our Business

The primary challenges and trends that could affect or are affecting our financial results include:

●
Our ability to improve our revenue through cross-selling and revenue-sharing arrangements among our diverse group of companies;

●
Our ability to identify complementary business for acquisition, obtain additional financing for these acquisitions, if and when needed, and profitably integrate them into our existing operation;

●
Our ability to attract competent, skilled technical and sales personnel for each of our businesses at acceptable prices to manage our overhead; and

●
Our ability to control our operating expenses as we expand each of our businesses and product and service offerings.

Critical Accounting Policies and Estimates

We have established various accounting policies under U.S. generally accepted accounting principles (GAAP). Some of these policies involve judgments, assumptions and estimates by management. We base these estimates on historical experience, available current market information and various other assumptions that management believes are reasonable under the circumstances. Additionally, we evaluate the results of these estimates on an on-going basis. We are subject to uncertainties such as the impact of future events, economic, environmental and political factors and changes in our business environment; therefore, actual results could differ from these estimates. The accounting policies that we deem most critical are as follows:

 Principles of Consolidation

The consolidated financial statements comprise our financial statements and those of our subsidiaries as of the end of the respective reporting period. The financial statements of the subsidiaries used in the preparation of the consolidated financial statements are prepared for the same reporting date as our company. Consistent accounting policies are applied to like transactions and events in similar circumstances.

All intercompany balances, income and expenses and unrealized gains and losses resulting from intra-group transactions and dividends are eliminated in full.

On October 1, 2018, 100% of the ownership interest in Hengfai International Pte. Ltd. (“Hengfai International”) was transferred from Chan Heng Fai, a director of HF Enterprises Inc., to HF Enterprises Inc. in exchange for 8,500,000 shares of our common stock. Hengfai International holds 100% of Hengfai Business Development Pte. Ltd. (“Hengfai Business Development”), which holds 761,185,294 shares of Singapore eDevelopment Limited common stock and 359,834,471 warrants. Both Hengfai International and Hengfai Business Development are holding companies without any business operations. The determination of the accounting acquirer in this transaction was based on a review of the pertinent facts and circumstances. The identification of the acquiring entity in this instance is subjective and was based on a number of factors outlined in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805-10-55-12 and ASC 805-10-55-13. After considering all the factors and information we could collected, we conclude that Singapore eDevelopment Limited is the accounting acquirer.

Since Singapore eDevelopment Limited is the acquiring entity for accounting purposes, the financial statements for all periods up to and including the October 1, 2018 merger date are the financial statements of the entity that is now our subsidiary, Singapore eDevelopment Limited.

Revenue Recognition and Cost of Sales

The following represents a disaggregation of our revenue recognition policies by segment:

Property Development

●
Rental Income

We leased units to customers in 2017. We enter into a lease agreement with our customers with set pricing and length. The lease is usually for a one year term, and rental price is set based on local market price. Our obligation is to provide the property for lease during the term. Revenue is recognized over the life of the lease.

●
Property Sales

Our main business is land development. We purchase land and develop it into residential communities. The developed lots are then sold to builders (or customers) for the construction of new homes. The builders enter into sales contract with us which set forth the prices and timeline. The builders conduct the property inspections to ensure all conditions and requirements in contracts are met before purchasing the lots. We recognize revenue when ownership of the lot is transferred to the builders (HUDs are executed). Sale price is calculated based on the expected sales values of all lots in the project, adjusted pro rata for each lot based on the size of the lot relative to the total size of all lots within the project.

●
Cost of Sales of Properties

Costs of property sales, including land acquisition costs, are allocated pro rata to each lot based on the size of the lot relative to the total size of all lots within the project. Development costs and capitalized interest calculated based on the total expected development and interest costs of the completed project.

Biohealth

●
Product Direct Sales

Current revenues from our biohealth business are through direct sales of biohealth products. Revenue on product sales is recognized upon shipment to the customer when risk of loss and title transfer to the customer and all other conditions required by GAAP, as promulgated by the ASC 605, “Revenue Recognition,” have been satisfied.

Digital Transformation Technology

●
Software Development Income

Revenue is recognized under contract accounting, taking into account the significant software production required. We use the percentage-of-completion method in accordance with ASC 605-35, based on inputs measured directly from cost incurred and management reviews of progress-to-completion.

Real Estate Assets

Real estate assets are recorded at cost, except when real estate assets are acquired that meet the definition of a business combination in accordance with ASC 805, “Business Combinations,” which acquired assets are recorded at fair value. Interest, property taxes, insurance and other incremental costs (including salaries) directly related to a project are capitalized during the construction period of major facilities and land improvements. The capitalization period begins when activities to develop the parcel commence and ends when the asset constructed is completed. The capitalized costs are recorded as part of the asset to which they relate and are reduced when lots are sold.

We capitalized interest from the third-party borrowings of $1,008,220 and $911,764 for the years ended December 31, 2017 and 2016, respectively.

As of December 31, 2016, land held for development was equal to $25.5 million ($9.3 million for Black Oak and $16.2 million for Ballenger Run); capitalized development costs were $20.2 million ($10.7 million for Black Oak and $9.5 million for Ballenger Run); property held for sale was $1.3 million; and capitalized finance costs were $5.8 million from SeD Home.

At December 31, 2016, we recognized $29,281 of impairment related to the D Street Home Remodeling Project and $435,182 on the Perth, Australia project. There was no impairment for the Black Oak or Ballenger Run Projects.

At June 30, 2018 and December 31, 2017, there was no impairment recognized for any of the projects.

Results of Operations

Summary of Statements of Operations for the Six Months Ended June 30, 2018 and 2017

	Six Months Ended
	June 30, 2018	June 30, 2017
Revenue	$7,744,038	$4,451,383
Operating Expenses	$10,366,559	$7,316,418
Loss From Operations	$(2,622,521)	$(2,865,035)

Revenue

Segment revenues for the six months ended June 30, 2018 and 2017:

	2018	2017

Property Development	$6,220,022	$2,651,794
Digital Transformation Technology	$109,905	$34,090
Biohealth	$1,399,017	$1,765,499
Others	$15,094	$-
Total:	$7,744,038	$4,451,383

Revenue was $7,744,038 for the six months ended June 30, 2018, compared to $4,451,383 for the six months ended June 30, 2017. This increase in revenue is primarily attributable to an increase in property sales from the Ballenger Project. We anticipate a higher level of revenue from sales in 2018. Builders are required to purchase a minimum number of lots based on their applicable sales agreement. We collect revenue only from the sale of lots to builders. We are not involved in construction at the present time.

              Revenues from biohealth segment come from the direct sales of iGalen USA LLC (“iGalen USA”), which is 100% owned by iGalen International Inc., our 53%-owned subsidiary. During the six-month periods ended on June 30, 2018 and June 30, 2017, the revenues from iGalen USA were $1,399,017 and $1,765,499.

Operating Expenses

Operating expenses increased to $10,366,559 for the six months ended June 30, 2018 from $7,316,418 for the six months ended June 30, 2017, primarily due to an increase in the cost of sales from $3,791,633 in the six months ended June 30, 2017 to $6,837,691 in the six months ended June 30, 2018, as a result of the increase in sales in Ballenger Run project. Accrued construction expenses are allocated to sales. We anticipate the total cost of sales will increase as revenue increases.

Loss from Operations

Our loss from operations decreased from $2,865,035 for the six-month period ended June 30, 2017 to $2,622,521 for the six-month period ended June 30, 2018, primarily due to the increased property sales with operation income. In the rest of 2018, we anticipate further decline in losses relating to our current operations, however, the addition of new operations may cause new expenses that delay any profitability.

Results of Operations for the Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

	Year Ended
	December 31, 2017	December 31, 2016
Revenue	$10,918,980	$1,233,061
Operating Expenses	$16,103,272	$5,691,078
Loss from Operations	$(5,184,292)	$(4,458,017)

Revenue

Revenue was $10,918,980 for the year ended December 31, 2017, compared to $1,233,061 for the year ended December 31, 2016. This increase in revenue is primarily attributable to our Ballenger Run project commencing sales in May 2017. Property sales were $7,191,507 in the year ended December 31, 2017 and $800,000 in the year ended December 31, 2016. At the same time, the revenue from biohealth products was approximately $3.0 million in 2017, compared to $0 in 2016.

Operating Expenses

Operating expenses increased to $16,103,272 for the year ended December 31, 2017 from $5,691,078 for the year ended December 31, 2016. This change was largely caused by the increase of costs of sales, which increased from $1,024,241 in the year ended December 31, 2016 to $9,033,589 in the year ended December 31, 2017, primarily due to the increase in sales from the Ballenger Run project. Capitalized construction expenses, land costs and financing expenses were allocated to the sales. At the same time, the increase of biohealth product sales also increased costs of sales and administrative expenses. During year 2017, cost of sales were $6,724,326 from property sales and $2,227,591 from biohealth product sales.

Loss from Operations

Our loss from operations increased from $4,458,017 in the year ended December 31, 2016 to $5,184,292 in the year ended December 31, 2017, in large part because of the approximately $1 million loss from biohealth direct sales, business commencement in the beginning of 2017 and increased research and development expense on biohealth projects in the amount of $717,480. At the same time, loss from property development decreased from $1,148,449 to $305,472 because of increased sales from Ballenger project. Net loss decreased from $5,751,261 in the year ended December 31, 2016 to $2,014,457 in the year ended December 31, 2017 due to the unrealized gain on equity security investments and the reverse of previous income tax withholding.

Summary of Cash Flows for the Six Months Ended June 30, 2018 and 2017

	Six Months Ended June 30,
	2018	2017
Net cash Provided by (Used In) Operating Activities	$167,730	$(4,413,631)
Net Cash Provided by (Used In) Investing Activities	$-	$(252,866)
Net Cash Used in (Provided by) Financing activities	$(932,465)	$5,327,857

Cash Flows from Operating Activities

In the first six months of 2018, cash provided by operating activities was $167,730, compared to cash used in operating activities of $4,413,631 in the same period of 2017. This increase was primarily due to the increased sales of Ballenger Run lots. Ballenger Run development costs were essentially flat for the six months of 2018 compared to the same period in 2017. With the partial completion of phase one of the Black Oak project, development speed was adjusted with the market need and development costs decreased as well. Cash received from and spent for biohealth and other businesses were similar in both periods.

Cash Flows from Investing Activities

Cash flows used in our investing activities primarily include investments in construction projects, overhead and equipment and furniture.

Cash Flows from Financing Activities

Through issuing, sharing, and borrowing funds from third party financial institutions and related parties, we receive funds to finance our projects and operations. In the first half of 2017, most funds were from stock issuances and the Union Bank Revolving Loan. In the first half of 2018, we borrowed $1.8 million from a related party and at the same time, repaid $2.7 million on the Union Bank Revolving Loan.

Summary of Cash Flows for the Years Ended December 31, 2017 and 2016

	2017	2016
Net Cash Used in Operating Activities	$(6,131,025)	$(17,749,182)
Net Cash Used in (Provided by) Investing Activities	$(395,355)	$243,791
Net Cash Provided by Financing Activities	$7,338,098	$14,612,335

Cash Flows from Operating Activities

Net cash used in operating activities was $6.1 million in 2017, as compared to $17.7 million in 2016. We invested approximately $11 million in into the Ballenger Run and Black Oak projects, which capitalized on constructions but did not result in sales in during that time. We received approximately $7.2 million from sales in the Ballenger Run project in 2017 and invested approximately $8.5 million in land development projects of both Ballenger Run and Black Oak in 2017.

Cash Flows from Investing Activities

Cash flows used in investing activities primarily include investments in a small real estate company in Hong Kong, overhead and equipment and furniture. In 2016, we increased investment by $287,000 with a total return of $604,000 (received later in 2016 in connection with the investment in the real estate company). In 2017, we invested $50,000 in a convertible note from a company engaged in the direct marketing of travel services and consumer products and $316,740 on a fund.

Cash Flows from Financing Activities

Net cash provided by financing activities were $7.4 million and $14.6 million for 2017 and 2016. In 2016, we issued $9 million stock and borrowed $11 million from third party financial institutions mostly for the land development projects of Ballenger Run and Black Oak. In 2017, we issued $4.7 million stock and borrowed $1 million from Union Bank. At the same time, we borrowed $8 million in loans from a related party and used $6.3 million of this $8 million to pay off the Revere Note.

Real Property Financing Arrangements

Black Oak

Black Oak is a 162-acre land infrastructure development and sub-division project situated in Magnolia, Texas, north of Houston owned by 150 CCM Black Oak Ltd. and in which SeD Development USA, Inc. owns a 100% limited partnership interest.

On July 20, 2018, Black Oak LP received $4,592,079 in reimbursement for previous construction costs incurred in the land development. Of this amount, $1,650,000 will remain on deposit in the District's Capital Projects Fund for the benefit of Black Oak LP and will be released upon receipt of the evidence of the (a) execution of a purchase agreement between Black Oak LP and a home builder with respect to the Black Oak development and (b) of the completion, finishing and making ready for home construction of at least 105 unfinished lots in the Black Oak development.

Ballenger Run

In November 2015, we completed the $15.65 million acquisition of Ballenger Run, a 197-acre land sub-division development located in Frederick County, Maryland. Previously, on May 28, 2014, the RBG Family, LLC entered into the Assignable Real Estate Sales Contract with NVR, Inc. (“NVR”) by which RBG Family, LLC would sell the 197 acres for $15 million to NVR. On December 10, 2014, NVR assigned this contract to SeD Maryland Development, LLC in the Assignment and Assumption Agreement and entered into a series of Lot Purchase Agreements by which NVR would purchase subdivided lots from SeD Maryland Development, LLC (the “Lot Purchase Agreements”).

On November 23, 2015, SeD Maryland Development, LLC and Union Bank (formerly known as Xenith Bank, f/k/a The Bank of Hampton Roads) entered into a Construction Loan Agreement, as amended by that certain Loan Modification Commitment Letter, as further amended by that certain Loan Modification Commitment Letter, dated as of August 30, 2017 and as further amended by that certain Third Loan Modification Agreement, dated as of September 18, 2017 (the “The Union Bank Revolving Loan”). The Union Bank Revolving Loan closed simultaneous with the settlement on the land on November 23, 2015, and provides (i) for a maximum of $11 million outstanding; (ii) maturity on December 31, 2019; and (iii) an $800,000 letter of credit facility, with an annual rate of 15% on all issued letters of credit. On December 31, 2017 and 2016, the principal balance was $8,272,297 and $7,219,947, respectively. As part of the transaction, we incurred loan origination fees and closing fees, totaling $480,947, which were recorded as debt discount and are amortized over the life of the loan. The unamortized debt discounts were $140,277 and $300,592 at December 31, 2017 and 2016, respectively.

The entire unpaid principal and interest sum is due and payable on November 22, 2018, with the option of one twelve-month extension period. The loan is secured by a deed of trust on the property, $2,600,000 of collateral cash, and a Limited Guaranty Agreement with SeD Ballenger. In September 2017, Maryland Development LLC and the Union Bank modified the related Revolving Credit Note, which increased the original principal amount from $8,000,000 to $11,000,000 and extended the maturity date of the loan and letter of credit to December 31, 2019.

The Union Bank Revolving Loan is intended to fund the development of the first 276 lots, the multi-family parcel and senior living parcel, the amenities associated with these phases, and certain road improvements.

Equity Security Investments

On October 18, 2016, our wholly-owned Hong Kong subsidiary, BMI Capital Partners International Limited (“BMI”) received an interest-free convertible promissory note with a principal amount of $500,000 (the “Amarantus Note”) from Amarantus Bioscience Holdings Inc., a Nevada corporation (“Amarantus”), as consideration for consulting services provided to Amarantus. During the year 2017, the Amarantus Note was converted into 2 million shares of Amarantus common stock at a conversion price of $0.025 per share. Following to the conversion, the investment was recorded as held for trading securities at fair value through profit or loss.

On December 29, 2016, BMI entered into a Common Stock Purchase Warrant agreement with Document Security System, Inc., a New York corporation (“DSS”), to purchase 200,000 warrants to purchase up to 200,000 shares of DSS common stock at an exercise price of $0.75 per common stock. During the financial year ended 2017, BMI exercised its rights under the agreement and acquired 200,000 shares of DSS common stocks for $150,000. We also purchased 300,000 shares outright and hold 500,000 shares in total.

On June 30, 2018 and December 31, 2017, the fair value (calculated by market trading prices on the ended dates of the periods) of total hold equity stocks of Amarantus and DSS were $1,460,000 and $3,720,000, respectively. Based on current accounting standards (ASU 2016-01 and ASU 2018-03), the change of the fair value is recognized in the income statement. This recognition method may lead to volatility of the profit and loss in our Consolidated Statement of Operations.

Liquidity and Capital Resources

Our real estate assets have decreased to $49,654,741 as of June 30, 2018 from $52,355,884 as of December 31, 2017. This decrease primarily reflects a higher increase in the cost of sales than in the capitalized costs related to the construction in progress. Our cash has decreased from $1,221,074 as of December 31, 2017 to $697,458 as of June 30, 2018. Our liabilities declined from $27,776,710 at December 31, 2017 to $26,739,988 at June 30, 2018. Our total assets have decreased to $55,921,446 as of June 30, 2018 from $61,866,553 as of December 31, 2017.

Our real estate assets have increased from $51,196,090 as of December 31, 2016 to $52,355,884 as of December 31, 2017. Our total assets increased from $57,758,142 as of December 31, 2016 to $61,866,553 as of December 31, 2017, although our cash dropped from $2,651,318 as of December 31, 2016 to $1,221,074 as of December 31, 2017. Our total liabilities declined from $36,238,832 as of December 31, 2016 to $27,776,710 as of December 31, 2017.

The Union Bank Revolving Loan has a balance of approximately $5.5 million and the credit limit is $11 million as of June 30, 2018. At December 31, 2017, the Union Bank Revolving Loan balance was approximate $8.2 million and credit limit is $11 million. The interest of intercompany loans is accruing and the due date of these intercompany loans could be extended. As a condition of the Union Bank Revolving Loan, we are required to maintain a minimum of $2,600,000 in an interest-bearing account maintained by the lender as additional security for the loans. The funds will remain as collateral for the loans until they are paid off in full. On December 31, 2017 and 2016, cash and cash equivalents of $30,000 and $80,000, respectively, held in the People’s Republic of China were subject to local exchange control regulations. These regulations place restrictions on the amount of currency being exported other than through dividends

Based on the sales projection of Ballenger Run by sales contract with NVR and Orchard Development Corporation, the 2018 revenue is expected to be approximately $20 million. The majority of the Union Bank Revolving Loan will be repaid and the balance closes to less than $1 million at end of 2018. At the same time, we expect that the restricted cash in the amount of $2.6 million will be released to us around March 2019 upon the satisfaction of the terms of the loan agreement.

Currently the Black Oak project does not have any financing from third parties. On July 20, 2018, the Black Oak LP was reimbursed $4,592,079.59 from the Harris County Improvement District 17 (“HC17”) for previous expenses incurred by Black Oak LP in the development and installation of infrastructure within the Black Oak project. The future development timeline of Black Oak is based on multiple limiting conditions, such as the amount of the funds raised from capital market, the loans from third party financial institutions, and the government reimbursements. The development will be step by step and expenses will be contingent on the amount of funding we will receive.

              On November 29, 2016 SeD Home Ltd entered into three $500,000 bonds for a total of $1.5 million that are to incur annual interest at eight percent and the principal shall be paid in full on November 29, 2019. SeD Home agreed to guarantee the payment obligations of these bonds. Further, at the maturity date, the bondholders have the right to propose to acquire a property built by SeD Home, and SeD will facilitate that transaction. The proposed acquisition purchase price would be at SeD Home's cost. If the cost price is more than $1.5 million, the proposed acquirers would pay the difference, and if the cost price is below $1.5 million, the SeD Home Ltd would pay the difference in cash.

During the six-month periods ended on June 30, 2018 and 2017, a director of the Company lent non-interest loans $1,796,834 and $0 for the general operations of the Company. The loans are interest free, not tradable, unsecured, and repayable on demand and by cash. The loan balance were $9,181,051and 7,384,217 on June 30, 2018 and December 31, 2017, respectively.

                 On August 24, 2015, Hengfai Business Development Pte. Ltd. (“HBD”), a substantial shareholder of the SeD Ltd and a wholly-owned company by Mr. Chan Heng Fai, CEO, executive director and a controlling shareholder of the Company, provided a loan with $15 million credit limit to the Company. On September 30, 2015, $10.5 million was drawn and used to finance the land purchase by a subsidiary. The loan was unsecured, repayable upon demand and interest-free. In 2016, this loan was assigned from a wholly owned subsidiary of SeD Ltd to SeD Ltd with its maturity date extended to December 31, 2017. On April 5, 2017, the entire HBD loan of $10.5 million was converted into 372,855,000 ordinary shares of SeD Ltd at an issue price of approximately $0.03 per share and SeD Ltd also issued 1,864,275,000 free detachable warrant at an exercise price Singapore approximately $0.036 to HBD.

              In 2016, SeD Ltd issued 269,566,000 shares through private placement and the exercise of 2016 warrants, received cash $8,816,678, after paid the issuance expenses. In 2017, SeD Ltd issued 158,739,000 shares through the exercise of 2016 warrants, received cash $4,656,300, after paid the issuance expenses.

Contractual Obligations

Operating leases

We have entered into six operating leases in the United States, Singapore and Hong Kong, relating to the rental of office premises. These leases have tenures of between one and three years with a renewal option. We are restricted from subleasing the office premises to third parties without prior written consent of the landlord. The rents are paid on a monthly basis and the rates escalate approximately 3% annually. Future minimum lease payments under our primary operating lease at the end of the reporting period are as follows:

For the Years Ended December 31:

2018	283,432
2019	137,080
2020	96,924
After 2020	0
Total	$517,436

The rents recognized as expenses in profit or loss for the financial years ended December 31, 2017 and 2016 were $272,716 and $303,923, respectively

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, results of operations, liquidity or capital expenditures.

Impact of Inflation

We believe that inflation has not had a material impact on our results of operations for the six months ended June 30, 2018 or the years ended December 31, 2017 and 2016. We cannot assure you that future inflation will not have an adverse impact on our operating results and financial condition.

Recent Accounting Pronouncements

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires that restricted cash and cash equivalents be included as components of total cash and cash equivalents as presented on the statement of cash flows. ASU 2016-18 was effective for fiscal years, and interim periods within those years, beginning after December 15, 2017 and a retrospective transition method is required. This guidance did not impact financial results, but resulted in a change in the presentation of restricted cash and restricted cash equivalents within the statement of cash flows. We adopted this guidance in the 2017 and 2016 Consolidated Statement of Cash Flows.

On February 25, 2016, the FASB released ASU 2016-02, Leases (Topic 842). The new leasing standard presents dramatic changes to the balance sheets of lessees. Lessor accounting is updated to align with certain changes in the lessee model and the new revenue recognition standard. We are currently evaluating the impact of this standard on the Consolidated Financial Statements.

In January 2016, the FASB issued ASU 2016-01 that amended existing guidance to address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The new guidance requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in results of operations. Additionally, certain disclosure requirements and other aspects of accounting for financial instruments changed as a result of the new guidance. In February 2018, the FASB issued ASU 2018-03 that included technical corrections and improvements to ASU 2016-01. We adopted the guidance in recognizing and presenting the changes of fair value of the financial instruments. The change in the fair value of our equity investments is recognized in the condensed consolidated statements of income rather than the condensed consolidated statements of comprehensive income.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under previous guidance. This may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. In July 2015, the FASB approved the proposal to defer the effective date of ASU 2014-09 standard by one year. Early adoption was permitted after December 15, 2016, and the standard became effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. In 2016, the FASB issued final amendments to clarify the implementation guidance for principal versus agent considerations (ASU No. 2016-08), accounting for licenses of intellectual property and identifying performance obligations (ASU No. 2016-10), narrow-scope improvements and practical expedients (ASU No. 2016-12) and technical corrections and improvements to ASU 2014-09 (ASU No. 2016-20) in its new revenue standard. We have performed a review of the requirements of the new revenue standard and are monitoring the activity of the FASB and the transition resource group as it relates to specific interpretive guidance. We reviewed customer contracts, applied the five-step model of the new standard to our contracts, and compared the results to our current accounting practices. The adoption of this standard required increased disclosures related to the disaggregation of revenue.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of these exemptions until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of this exemption.

Controls and Procedures

We are not currently required to maintain an effective system of internal controls as defined by Section 404 of the Sarbanes Oxley Act. Only in the event that we are deemed to be a large accelerated filer or an accelerated filer would we be required to comply with the independent registered public accounting firm attestation requirement. Further, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirement.

Management is responsible for the preparation and fair presentation of the financial statements included in this prospectus. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and reflect management’s judgment and estimates concerning effects of events and transactions that are accounted for or disclosed.

Management is also responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting includes those policies and procedures that pertain to our ability to record, process, summarize and report reliable data. Management recognizes that there are inherent limitations in the effectiveness of any internal control over financial reporting, including the possibility of human error and the circumvention or overriding of internal control. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement presentation. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

In order to ensure that our internal control over financial reporting is effective, management regularly assesses controls and did so most recently for its financial reporting as of December 31, 2017. This assessment was based on criteria for effective internal control over financial reporting described in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. In connection with management’s evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017, management determined that our company did not maintain effective controls over financial reporting due to limited staff with U.S. GAAP and SEC reporting experience. Management determined that the ineffective controls over financial reporting constitute a material weakness. To remediate such weaknesses, we plan to appoint additional qualified personnel to the audit committee with financial accounting, GAAP and SEC experience.

This prospectus does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this prospectus.

BUSINESS

Our Company

HF Enterprises Inc. is a diversified holding company principally engaged through its subsidiaries in property development, digital transformation technology and biohealth activities with operations in the United States, Singapore, Hong Kong and Australia. We manage our three principal businesses primarily through our majority-owned subsidiary, Singapore eDevelopment Ltd., a public company traded on the Singapore Stock Exchange. Through this subsidiary (and indirectly, through other public and private U.S. and Asian subsidiaries), we are actively developing two significant real estate projects near Houston, Texas and in Frederick, Maryland in our property development segment. We have designed applications for enterprise messaging and e-commerce software platforms in the United States and Asia in our digital transformation technology business unit. Our recent foray into the biohealth segment includes research to treat neurological and immune-related diseases, nutritional chemistry to create a natural sugar alternative, research regarding innovative products to slow the spread of disease, and natural foods and supplements. We opportunistically identify global businesses for investment, incubation and corporate advisory services primarily related to our operating business segments. We also have investments outside of Singapore eDevelopment, including a 19.8% equity interest in Holista CollTech Limited, a public Australian company that produces natural food ingredients, and a 14.2% equity interest in Vivacitas Oncology Inc., a U.S.-based biopharmaceutical company. Under the guidance of Chan Heng Fai, our Founder, Chairman and Chief Executive Officer, who is also our single largest stockholder, we have positioned ourselves as a participant in these key markets through a series of strategic transactions. Our growth strategy is both to pursue opportunities that we can leverage on our global network using our capital resources and to accelerate the expansion of our organic businesses.

We make equity investments in innovative and promising businesses that are expected to appreciate in value over time. Our emphasis is on building businesses in industries where our management team has in-depth knowledge and experience, or where our management can provide value by advising on new markets and expansion. We have at times provided a range of global capital and management services to these companies in order to gain access to Asian markets. We have historically favored businesses that improve an individual’s quality of life or that improve the efficiency of businesses through technology in various industries. We believe our capital and management services provide us with a competitive advantage in the selection of strategic acquisitions and investments, which creates and adds value for us, our investments and our stockholders.

Mr. Chan has led our Singapore eDevelopment subsidiary since 2014. In March 2018, Mr. Chan formed our company and subsequently assigned his equity interests in several companies, including Singapore eDevelopment and its subsidiaries, to us for further expansion in the United States. Mr. Chan has more than 40 years of experience serving as a chief executive officer, director and private equity investor in more than 35 private and publicly-held early-stage and growth companies in the United States, Singapore and other countries. We currently have approximately 19 employees across five countries. We are a global company with our corporate headquarters located in Bethesda, Maryland and additional offices in Singapore, Magnolia, Texas, and Hong Kong.

Our Operations

Property Development Business

Our real estate business is primarily conducted through our indirect subsidiary, SeD Home International Inc., a subsidiary of Singapore eDevelopment, which conducts real estate development projects through land subdivision developments and invests in third-party property development projects. We generally contract out all real estate development activities, working with engineers, surveyors and architects through each phase, including planning, design and construction. Once the contractors complete the land development, we then sell the developed lots to builders for the construction of new homes; where possible, we attempt to pre-sell these lots before they are fully developed. SeD Home International’s main assets are two such subdivision development projects, one near Houston, Texas (known as Black Oak), and one in Frederick, Maryland (known as Ballenger Run).

Houston, Texas Property. Black Oak is a land infrastructure development and subdivision development project consisting of 162 acres, currently projected to have approximately 512 units, as we are presently attempting to revise the site plan at Black Oak to allow for such number of residential lots. Through a partnership with 150 CCM Black Oak, Ltd., we had contracts to purchase seven contiguous parcels of land. Our initial equity investment in 150 CCM Black Oak, Ltd. was $4.3 million for 60% ownership in the partnership. Since then we have increased our ownership to 100%. We are presently in negotiations with multiple builders, and we anticipate that our involvement in this project will take approximately three to five additional years to complete. We project that the selling of lots and the construction of homes will begin in the first quarter of 2019.

The site plan at Black Oak is being revised to allow for approximately 420-500 residential lots of varying sizes. We anticipate that our involvement in the land development aspects of this project will take approximately three to five additional years to complete. Since February 2015, we have completed several important phases of the project, including property clearing, road pavement and compliance with the local improvement district to ensure reimbursement of these costs. We are presently in negotiations with multiple builders for lot takedowns or, in some cases, entire phases of the project.

On July 3, 2018, 150 CCM Black Oak Ltd. entered into a Purchase and Sale Agreement with Houston LD, LLC for the sale of 124 lots within the Black Oak project (the “Black Oak Purchase Agreement”). Pursuant to the Black Oak Purchase Agreement, the 124 lots will be sold for a range of prices based on the lot type. In addition, Houston LD, LLC has agreed to pay a "community enhancement fee" for each lot, which will be applied exclusively towards funding an amenity package on the property.

On October 12, 2018, 150 CCM Black Oak, Ltd. entered into an Amended and Restated Purchase and Sale Agreement (the “Amended and Restated Black Oak Purchase Agreement”) for these 124 lots. The purchase price remains $6,175,000, and Houston LD, LLC delivered an additional $100,000 deposit, bringing the aggregate earnest money deposit to $250,000. Under the Amended and Restated Purchase and Sale Agreement, the closing of the purchase of these lots shall occur within ten days following the earlier of 60 days or the completion of certain enumerated requirements. Such closing remains subject to certain closing conditions.

The Black Oak project is applying for reimbursement of certain construction of roads, sewer, water etc. While we may be entitled to reimbursements from a local improvement district, the amount and timing of such payments is uncertain. The timing of such potential reimbursements will be impacted by certain bond sales by the Harris County Improvement District #17.

On July 20, 2018, Black Oak LP received $4,592,079 in reimbursement for previous construction costs incurred in the land development. Of this amount, $1,650,000 will remain on deposit in the District's Capital Projects Fund for the benefit of Black Oak LP and will be released upon receipt of the evidence of the (a) execution of a purchase agreement between Black Oak LP and a home builder with respect to the Black Oak development and (b) of the completion, finishing and making ready for home construction of at least 105 unfinished lots in the Black Oak development.

In August 2017, we entered into a listing agreement for the Black Oak project with a nationally recognized land broker in Houston, Texas. Should we receive an acceptable offer for all or part of this project, we would consider selling the project. There can be no guarantee that we will receive an offer at an acceptable amount. We continue to move forward with our development plans. If we are able to sell this project, we anticipate utilizing the net proceeds from such sale for the development of new projects and our expansion into new areas of business.

Frederick, Maryland Property. In November 2015, we acquired Ballenger Run, a land sub-division development consisting of 197 acres, with 853 units, for $15.65 million. This property is zoned for 443 entitled residential lots, 210 entitled multifamily units and 200 entitled continuing care retirement community units. We anticipate that our involvement in this project will take approximately five years. We expect to generate approximately $68 million (prior to costs) in revenue from Ballenger Run through the sale of the developed lots based on current real estate values. Revenues may be lower, however, if we fail to attain certain goals and meet certain conditions or if market prices for this development unexpectedly begin to drop.

Previously, on May 28, 2014, the RBG Family, LLC entered into the Assignable Real Estate Sales Contract with NVR, Inc. (“NVR”) by which RBG Family, LLC would sell the 197 acres for $15 million to NVR. On December 10, 2014, NVR assigned this contract to SeD Maryland Development, LLC in the Assignment and Assumption Agreement and entered into a series of Lot Purchase Agreements by which NVR would purchase subdivided lots from SeD Maryland Development, LLC (the “Lot Purchase Agreements”).

SeD Maryland Development’s acquisition of the 197 acres was funded in part from a $5.6 million deposit from NVR. The balance of $10.05 million was derived from a total equity contribution of $15.2 million by SeD Ballenger, LLC (“SeD Ballenger”) and CNQC Maryland Development LLC (a unit of Qingjian International Group Co, Ltd, China, “CNQC”). The project is owned by SeD Maryland Development, LLC (“SeD Maryland”). SeD Maryland is 83.55% owned by SeD Ballenger and 16.45% by CNQC.

Our subsidiary SeD Development Management, LLC is the manager of Ballenger Run pursuant to a Management Agreement dated as of July 15, 2015, by and between SeD Maryland Development, LLC and SeD Development Management, LLC (the “Management Agreement”). Under the Management Agreement, SeD Development Management, LLC shall manage, operate and administer SeD Maryland’s day-to-day operations, business and affairs, subject to the supervision of SeD Maryland, and shall have only such functions and authority as SeD Maryland may delegate to it. For performing these services, SeD Development Management, LLC is entitled to a base management fee of five percent of the gross revenue (including reimbursements) of Ballenger Run. The base management fee is earned and paid in monthly installments of $38,650, subject to adjustment after gross revenue is determined. SeD Development Management, LLC may also earn incentive compensation of twenty percent of any profit distributions to SeD Maryland above a 30% pre-tax internal rate of return.

SeD Maryland entered into a Project Development and Management Agreement for Ballenger Run with MacKenzie Development Company, LLC and Cavalier Development Group, LLC on February 25, 2015 (the “Project Development and Management Agreement”). Pursuant to that agreement, MacKenzie Development Company, LLC assigned its rights and obligations to this agreement to Adams Aumiller Properties, LLC on September 9, 2017. Pursuant to the Project Development and Management Agreement, Adams Aumiller, LLC and Cavalier Development Group, LLC coordinate and manage the construction, financing, and development of Ballenger Run. SeD Maryland compensates Adams Aumiller LLC and Cavalier Development Group, LLC with a monthly aggregate fee of $14,667 until all single family and townhome lots have been sold. The monthly aggregate fee will then adjust to $11,000, which will continue for approximately eight months to allow all close out items to be finished, including the release of guarantees and securities as required by the government authorities. The Project Development and Management Agreement for Ballenger Run also requires SeD Maryland to pay a fee of $1,200 and $500 for each single-family and townhome, respectively, sold to a third party. Finally, SeD Maryland will also pay a fee of $50,000 upon the sale of certain portions of the parcel.

This property is zoned for 443 entitled residential lots, 210 entitled multi-family units and 200 entitled Continuing Care Retirement Community (“CCRC”) units approved for 20 years from the date of a Developers Rights & Responsibilities Agreement, dated as of October 8, 2014, as amended on September 6, 2016. We anticipate that the completion of our involvement in this project will take approximately five years from the date of this prospectus.

Revenue from Ballenger Run is anticipated to come from four main sources:

●
sale of 443 entitled and constructed residential lots to NVR;

●
sale of the lot for the 210 entitled multi-family units;

●
sale of the lot for the 200 entitled CCRC units; and

●
sale of 443 front foot benefit assessments.

The total project revenue is estimated to be approximately $68 million (prior to costs). Revenues may be lower, however, if we fail to attain certain goals and meet certain conditions.

On November 23, 2015, SeD Maryland Development, LLC and Union Bank (formerly known as Xenith Bank, f/k/a The Bank of Hampton Roads) entered into a Construction Loan Agreement, as amended by that certain Loan Modification Commitment Letter, as further amended by that certain Loan Modification Commitment Letter, dated as of August 30, 2017 and as further amended by that certain Third Loan Modification Agreement, dated as of September 18, 2017 (the “The Union Bank Revolving Loan”). The Union Bank Revolving Loan closed simultaneous with the settlement on the land on November 23, 2015, and provides (i) for a maximum of $11 million outstanding; (ii) maturity on December 31, 2019; and (iii) an $800,000 letter of credit facility, with an annual rate of 15% on all issued letters of credit. On December 31, 2017 and 2016, the principal balance was $8,272,297 and $7,219,947, respectively. As part of the transaction, we incurred loan origination fees and closing fees, totaling $480,947, which were recorded as debt discount and are amortized over the life of the loan. The unamortized debt discounts were $140,277 and $300,592 at December 31, 2017 and 2016, respectively.

The entire unpaid principal and interest sum is due and payable on November 22, 2018, with the option of one twelve-month extension period. The loan is secured by a deed of trust on the property, $2,600,000 of collateral cash, and a Limited Guaranty Agreement with SeD Ballenger. In September 2017, Maryland Development LLC and the Union Bank modified the related Revolving Credit Note, which increased the original principal amount from $8,000,000 to $11,000,000 and extended the maturity date of the loan and letter of credit to December 31, 2019.

The Union Bank Revolving Loan is intended to fund the development of the first 276 lots, the multi-family parcel and senior living parcel, the amenities associated with these phases, and certain road improvements.

Expenses from Ballenger Run include, but are not limited to costs associated with land prices, closing costs, hard development costs, cost in lieu of construction, soft development costs and interest costs. We presently estimate these costs to be between $58 and $60 million. We may also encounter expenses which we have not anticipated, or which are higher than presently anticipated.

We are currently in the second of four phases for completion of this project.

Sale of Residential Lots to NVR

The 443 residential lots were contracted for sale under the Lot Purchase Agreements to NVR. NVR is a home builder engaged in the construction and sale of single-family detached homes, townhouses and condominium buildings. It also operates a mortgage banking and title services business. Under the Lot Purchase Agreements, NVR provided SeD Home with an upfront deposit of $5.6 million and has agreed to purchase the lots at a range of prices. The total estimated revenue to be received pursuant to these Lot Purchase Agreements, if all lots are sold, is approximately $59 million based on our projection that the lot selling prices will increase 3% per annum on a quarterly basis after June 1, 2018. The lot types and quantities to be sold to NVR under the Lot Purchase Agreements include the following:

Lot Type	Quantity
Single Family Detached Large	85
Single Family Detached Small	89
Single Family Detached Neo Traditional	33
Single Family Attached 28’ Villa	85
Single Family Attached 20’ End Unit	46
Single Family Attached 16’ Internal Unit	105
Total	443

There are five different types of Lot Purchase Agreements, which have generally the same terms except for the price and unit details for each type of lot. Under the Lot Purchase Agreements, NVR shall purchase 30 available lots per quarter. The Lot Purchase Agreements provide several conditions related to preparation of the lots which must be met so that a lot can be made available for sale to NVR. SeD Maryland is to provide customary lot preparation including but not limited to survey, grading, utilities installation, paving, and other infrastructure and engineering. The sale of 13 model lots to NVR began in May 2017. NVR has begun marketing lots and has commenced sales. In the event NVR does not purchase the lots under the Lot Purchase Agreements, SeD Maryland would be entitled to keep the NVR deposit and terminate the Lot Purchase Agreements. Should SeD Maryland breaches Lot Purchase Agreement, it would have to return the remainder of the NVR deposit that has not already been credited to NVR for any sales of lots under the Lot Purchase Agreements, and NVR would be able to seek specific performance of the Lot Purchase Agreements, as well as any other rights available at law or in equity. 92 lots were sold in the first six months of 2018, compared to 42 lots sold in the year ending December 31, 2017.

Sale of Lots for the Multi-Family Units

In June 2016, SeD Maryland Development, LLC (“Maryland”) entered into a lot purchase agreement with Orchard Development Corporation (“Orchard”) relating to the sale of 210 multifamily units in the Ballenger Run Project for a total purchase price of $5,250,000, which closed on August 7, 2018.

CCRC Parcel

On February 19, 2018, SeD Maryland Development, LLC entered into a contract to sell the 5.9 acre CCRC parcel to Orchard Development Corporation for a purchase price of $2,900,000.00 with a $50,000 deposit. It was also agreed that Orchard Development Corporation would have the right to terminate the transaction during the feasibility study period, which would last through May 30, 2018, and receive a refund of its deposit. On April 13, 2018, Orchard Development Corporation indicated that it would not be proceeding with the purchase of the CCRC parcel. We are actively seeking alternative purchasers for the CCRC parcel.

Sale of the Front Foot Benefit Assessments

We have established a front foot benefit assessment on all of the NVR lots. This is a 30-year annual assessment allowed in Frederick County which requires homeowners to reimburse the developer for the costs of installing public water and sewer to the lots. These assessments will become effective as homes are settled, at which time we can sell the collection rights to investors who will pay an upfront lump sum, enabling us to more quickly realize the revenue. Overall, we project that these front foot benefits will result in additional profits of approximately $900,000. Front foot benefit assessments are subject to amendment by regulatory agencies, legislative bodies, and court rulings, and any changes to front foot benefit assessments could cause us to reassess these projections.

Wetland Impact Permit

The Ballenger Run project will require a joint wetland impact permit, which requires the review of several state and federal agencies, including the U.S. Army Corps of Engineers. The permit is primarily required for Phase 3 of construction, which will not start until 2019 or later, but it also affects a pedestrian trail at the Ballenger Run project and the multi-family sewer connection. The U.S. Army Corps of Engineers allowed us to proceed with construction on Phase 1 but required archeological testing. As of November 2018, the archeological testing has been completed with no further recommendations on Phase 1 of the project. Required architectural studies on the final phase of development will likely result in the loss of only one lot, however, we cannot be certain of future reviews and their impact on the project.

K-6 Grade School Site

In connection with getting the necessary approvals for the Ballenger Project, we agreed to transfer thirty acres of land that abuts the development for the construction of a local K-6 grade school. We will not be involved in the construction of such school.

In addition to these two main projects, we are embarking on residential construction activities in partnership with U.S. homebuilders, and have commenced discussions to acquire smaller U.S. residential construction projects. These projects may be within both the for-sale and for-rent markets. We consider projects in diverse regions across the United States, and maintain longstanding relationships with local owners, brokers, managers and lenders to source projects. We will continue to focus on off-market deals and raise appropriate financing for appealing development activities. We believe these initiatives will provide a set of solutions to smooth out the long term revenue associated with property development in the United States and create new development opportunities and revenue from this business.

Our property development business is headquartered in Bethesda, Maryland. For the six months ended June 30, 2018 and the years ended December 31, 2017 and 2016, our property development business accounted for 80%, 66% and 65% of our total revenues, respectively.

Lot Sales Agreement

On May 28, 2014, the RBG Family, LLC entered into the Assignable Real Estate Sales Contract with NVR by which RBG Family, LLC would sell the 197 acres of the Ballenger Run project for $15,000,000 to NVR. On December 10, 2014, NVR assigned this contract to SeD Maryland Development, LLC in the Assignment and Assumption Agreement and entered the Lot Purchase Agreements. Through August 31, 2018, NVR has purchased 110 lots.

On February 19, 2018, SeD Maryland Development, LLC entered into a contract to sell the 5.9 acre CCRC parcel to Orchard Development Corporation for a purchase price of $2,900,000.00 with a $50,000 deposit. It was also agreed that Orchard Development Corporation would have the right to terminate the transaction during the feasibility study period, which would last through May 30, 2018, and receive a refund of its deposit. On April 13, 2018, Orchard Development Corporation indicated that it would not be proceeding with the purchase of the CCRC parcel. We are actively seeking alternative purchasers for the CCRC parcel.

On July 3, 2018, 150 CCM Black Oak Ltd. entered into a Purchase and Sale Agreement with Houston LD, LLC for the sale of 124 lots within the Black Oak project (the “Black Oak Purchase Agreement”). Pursuant to the Black Oak Purchase Agreement, the 124 lots will be sold for a range of prices based on the lot type. In addition, Houston LD, LLC has agreed to pay a "community enhancement fee" for each lot, which will be applied exclusively towards funding an amenity package on the property.

The closing of the transactions contemplated by the Purchase and Sale Agreement was subject to Houston LD, LLC completing due diligence to its satisfaction. Houston LD, LLC was entitled to cancel or terminate the Purchase and Sale Agreement at any time during a forty-five (45) day inspection period. By the mutual agreement of the parties, such inspection period was extended. Houston LD, LLC delivered a $50,000 deposit, followed by a second, $100,000 deposit.

On October 12, 2018, 150 CCM Black Oak, Ltd. entered into an Amended and Restated Purchase and Sale Agreement (the “Amended and Restated Black Oak Purchase Agreement”) for these 124 lots. The purchase price remains $6,175,000, and Houston LD, LLC delivered an additional $100,000 deposit, bringing the aggregate earnest money deposit to $250,000. Under the Amended and Restated Purchase and Sale Agreement, the closing of the purchase of these lots shall occur within ten days following the earlier of 60 days or the completion of certain enumerated requirements. Such closing remains subject to certain closing conditions.

Digital Transformation Technology

Our digital transformation technology business unit is committed to enabling enterprises to engage in a digital transformation by providing consulting, implementation and development services with various technologies including blockchain, e-commerce, social media and payment solutions. We commenced our technology business in 2015 through HotApp Blockchain, our indirect subsidiary. Its technology platform focuses on business-to-business, or B2B, solutions, such as communications and workflow, through instant messaging, international calling, social media, e-commerce and payment systems and direct marketing. Using its platform, consumers can discover and build their own communities based on interests, location or their existing networks. The HotApp platform tools empower these communities to share their ideas and information across the multiple channels. As these communities grow, they provide the critical mass that attracts enterprises. The system is designed to ultimately help enterprises and community users to transform their business models in a more effective manner.

HotApp Blockchain Subsidiary. Through HotApp Blockchain, we have successfully implemented several strategic platform developments for clients, including a mobile front-end solution for network marketing, a hotel e-commerce platform for Asia and a real estate agent management platform in China. We have also enhanced our technological capability from mobile application development to include blockchain architectural design, allowing mobile-friendly front-end solutions to integrate with blockchain platforms. In February 2017, HotApp entered into a revenue-sharing agreement with iGalen. Under the agreement, HotApp customized a secure app for iGalen’s communication and management system. The app enables mobile friendly backend access for iGalen members, among other functions. The platform is fully integrated with iGalen’s existing infrastructure, underscoring the uniqueness and flexibility of HotApp’s enterprise offerings.

HotApp Blockchain also recently launched a new enterprise and intends to expand its activities to include the development and commercialization of blockchain-related technologies, including initial coin offering (“ICO”) and security token offering (“STO”) technology consulting. Such initial services would include ICO and STO white paper development, blockchain design, web development and technology consulting services.

Biohealth Business

With populations aging and a growing focus on healthcare issues, biohealth science has become increasingly vital. We recently entered the biomedical and healthcare market by forming our biohealth division, which is engaged in developing, researching, testing, manufacturing, licensing and distributing (through retail, direct selling, network marketing and e-commerce) biohealth products and services. We strive to leverage our scientific know-how and intellectual property rights to provide solutions to pending healthcare issues. By tapping into the scientific expertise of our subsidiaries and collaborating partners, we pledge to undertake a concerted effort in the research and development, drug discovery and development for the prevention, inhibition and treatment of neurological, oncology and immune-related diseases.

Global BioLife Inc. Our majority-owned subsidiary Global BioLife Inc. has biomedical intellectual property which was assigned to it by one of the other shareholders in Global BioLife (such other shareholder is owned by the chief scientist for the project). Most significantly, this intellectual property portfolio includes patents for our universal therapeutic drug platform, “Linebacker,” which has demonstrated promising results in treating a range of diseases including neurological, anti-microbial, anti-viral and oncology diseases. Unlike the traditional approach to treat individual diseases with specific drugs, the Linebacker platform seeks to offer a breakthrough therapeutic option for multiple diseases. Linebacker is designed to work by inhibiting a cascade of inflammatory responses responsible for many diseases. Its design is in direct contrast to the traditional approach of targeting individual diseases with specific drugs. Charles River Laboratories International, Inc., which provides services to help pharmaceutical and biotechnology companies, government agencies and leading academic institutions around the globe, has performed the studies needed for our Linebacker research and drug development efforts.

Through our majority-owned indirect subsidiary, Global BioLife Inc., we have established a collaboration with U.S.-based Chemia Corporation to develop specialized fragrances to counter mosquito-borne diseases such as Zika and Dengue, among other medical applications. The 3F mosquito fragrance product, which is made from specialized oils sourced from botanicals that mosquitos avoid, has shown promising results in repelling mosquitos in laboratory testing. In addition to the 3F mosquito fragrance, Global BioLife is working with Chemia to develop additional 3F functional fragrances for other applications.

We are also developing a low-calorie, low glycemic level, natural modified sugar through Global BioLife, in a joint venture with U.S. candy manufacturer Quality Candy Company, LLC. The product, “Laetose,” is a functional sugar with from 30% to 50% lower calorie count than regular sugar, possesses low glycemic properties, and also mitigates inflammation. We are presently seeking to license Laetose.

Holista CollTech Limited. In line with our expansion into biohealth activities, we acquired a 53% ownership stake in iGalen International Inc. and a 19.8% ownership of Holista CollTech, both of which companies source and distribute patented dietary supplements and other health products. Holista CollTech focuses on providing customers with scientifically enhanced, engineered and tested natural health supplements and consumer products. With business primarily in Australia and Malaysia, Holista CollTech operates in three consumer segments – healthy food ingredients, dietary supplements and collagen. We research, develop, market and distribute health-oriented products to address the growing needs of natural medicine. We offer a suite of food ingredients including low-glycemic index baked goods, low sodium salt, low-fat fried foods and low-calorie and low-GI sugars. Holista CollTech produces cosmetic-grade sheep (ovine) collagen using patented extraction methods from Australia. In addition, iGalen has a long-standing agreement with Holista CollTech to source all of its products exclusively from Holista CollTech. iGalen’s primary product, Emulin+, is a natural carbohydrate manager that is intended to remove excess carbohydrates, thereby improving blood sugar regulation and achieving better blood lipid profiles and sustained weight loss.

Holista CollTech also recently launched its new low-glycemic index (GI) bread and noodle products. The product’s main ingredients are locally sourced and blended according to halal and kosher standards. The noodle product is supported by Diabetes Canada, with a GI of 38, well below the usual 60 to 65 for noodles. The product stems from our support of fighting diabetes and obesity, particularly within Asia.

Vivacitas Oncology Inc. Vivacitas Oncology Inc. focuses on redeveloping medications for cancer patients. We have a close partnership with Vivacitas and its management, an experienced research team and a distinguished medical advisory board. Vivacitas seeks to bring more effective and less toxic chemotherapies to the market for treatment of the most aggressive and intractable cancers.

Other Business Activities

In addition to our three main business activities, we have several small business activities at the present time which we believe are complementary to our three main businesses:

Global Systematic Multi-Strategy Fund. Global Systematic Multi-Strategy Fund (the “GSMS Fund”), a fund managed by one of our indirect subsidiaries, Hengfai Asset Management Pte. Ltd. (“HFAM”) achieved a net return of approximately 20% for the year ended December 31, 2017. Launched in June 2016, the GSMS Fund adopts an “all-weather” strategy that seeks to product consistent risk-adjusted returns regardless of market volatility. It employs a systematic approach focusing on liquid exchange traded securities that are diversified across asset classes, geographical regions and time frames. HFAM is a registered fund management company regulated by the Monetary Authority of Singapore.

BMI Capital Partners. In addition, our wholly-owned Hong Kong subsidiary, BMI Capital Partners International Limited is a boutique consultancy with a special focus on grooming clients to become eligible to seek a stock exchange listing and offers debt restructuring services. We have also been in negotiations with various potential clients seeking business incubation, including capital market opportunities in China. Recently, for example, we have secured projects which include a feasibility study for a Hong Kong firm to explore capital market options such as a potential public listing on the Hong Kong Stock Exchange and a consultancy contract to restructure a U.S. OTC-listed medical company.

Sales and Marketing

We focus our corporate marketing efforts on increasing brand awareness, communicating the advantages of our various platforms and generating qualified leads for our sales team. Our corporate marketing plan is designed to continually elevate awareness of our brand and generate demand for our offerings. We rely on a number of channels in this area, including digital advertising, email marketing, social media, affiliate marketing and broad-based media, as well as through various strategic partnerships. We maintain our website at http://www.hfenterp.com, and our various operating subsidiaries maintain individual websites, many of which are accessible through our main website.

Each of our businesses has developed a field sales force in their geographic markets. These sales force teams are responsible for identifying and managing individual sales opportunities in their respective regions.

NVR Inc. (“NVR”), a NYSE publicly-listed U.S. homebuilding and mortgage company, is the only purchaser of 443 residential lots at the Ballenger project. During 2017, we received $5.7 million in revenue from lot sales to NVR. On December 31, 2017, $513,005 of trade receivables were from NVR.

Competition

The businesses in which we participate, property development, digital transformation technology and biohealth activities, are each highly competitive. Competition is based upon several factors, including price, reputation, quality and brand recognition. Existing and future competitors may introduce products and services in the same markets we serve, and competing products or services may have better performance, lower prices, better functionality and broader acceptance than our products. Our competitors may also add features to their products or services similar to features that presently differentiate our product and service offerings from theirs. This competition could result in increased sales and marketing expenses, thereby materially reducing our operating margins, and could harm our ability to increase, or cause us to lose, market share. Some of our competitors and potential competitors supply a wide variety of products and services, and have well-established relationships with our current and prospective customers.

Most, if not all, of our current and potential competitors may have significantly greater resources or better competitive positions in certain product segments, geographic regions or user demographics than we do. These factors may allow our competitors to respond more effectively than us to new or emerging technologies and changes in market conditions. Our competitors may develop products, features or services that are similar to ours or that achieve greater acceptance, may undertake more far-reaching and successful product development efforts or marketing campaigns, or may adopt more aggressive pricing policies. Certain competitors could use strong or dominant positions in one or more markets to gain competitive advantage against us in our target market or markets. As a result, our competitors may acquire and engage customers or generate revenue at the expense of our own efforts.

Protection of Proprietary Technology

We rely on a combination of patent, trademark, copyright and trade secret laws in the United States and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our proprietary information, technology and brands.

We protect our proprietary information and technology, in part, by generally requiring our employees to enter into agreements providing for the maintenance of confidentiality and the assignment of rights to inventions made by them while employed by us. We also may enter into non-disclosure and invention assignment agreements with certain of our technical consultants to protect our confidential and proprietary information and technology. We cannot assure you that our confidentiality agreements with our employees and consultants will not be breached, that we will be able to effectively enforce these agreements, that we will have adequate remedies for any breach of these agreements, or that our trade secrets and other proprietary information and technology will not be disclosed or will otherwise be protected.

We also rely on contractual and license agreements with third parties in connection with their use of our technology and services. There is no guarantee that such parties will abide by the terms of such agreements or that we will be able to adequately enforce our rights. Protection of confidential information, trade secrets and other intellectual property rights in the markets in which we operate and compete is highly uncertain and may involve complex legal questions. We cannot completely prevent the unauthorized use or infringement of our confidential information or intellectual property rights as such prevention is inherently difficult. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our confidential information and intellectual property protection.

Government Regulation

Like many similarly diversified companies, our operations are subject to routine regulation by governmental agencies. Much of this regulation will affect us indirectly, inasmuch as, and to the extent that, it affects our customers more directly. A summary of the laws and regulations that might affect our customers is set forth below.

Property Development Business. The development of our real estate projects will require us to comply with federal, state and local environmental regulations. In connection with this compliance, our real estate acquisition and development projects will require environmental studies. To date, we have spent approximately $42,356 on environmental studies and compliance. Such costs are reflected in construction progress costs in our financial statements.

The cost of complying with governmental regulations is significant and will increase if we add additional real estate projects and become involved in homebuilding in the future.

At the present time, we believe that we have all of the material government approvals that we need to conduct our business as currently conducted. We are subject to periodic local permitting that must be addressed, but we do not anticipate that such requirements for government approval will have a material impact on our business as presently conducted. We are required to comply with government regulations and to make filings from time to time with various government entities. Such work is typically handled by outside contractors we retain.

Digital Transformation Technology Business. Companies conducting business on the internet are subject to a number of foreign and domestic laws and regulations. In addition, laws and regulations relating to user privacy, freedom of expression, content, advertising, information security and intellectual property rights are being debated and considered for adoption by many countries throughout the world. Online businesses face risks from some of the proposed legislation that could be passed in the future.

The adoption of any laws or regulations that adversely affect the growth, popularity or use of the internet, including laws impacting internet neutrality, could decrease the demand for our services and increase our cost of doing business. As we expand internationally, government regulation concerning the internet, and in particular, network neutrality, may be nascent or non-existent. Within such a regulatory environment, coupled with potentially significant political and economic power of local network operators, we could experience discriminatory or anti-competitive practices that could impede our growth, cause us to incur additional expense or otherwise negatively affect our business.

In the United States, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, which include actions for libel, slander, invasion of privacy and other tort claims, unlawful activity, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted, or the content generated by users. Certain foreign jurisdictions are also testing the liability of providers of online services for activities of their users and other third parties. Any court ruling that imposes liability on providers of online services for activities of their users and other third parties could harm our licensees’ businesses, and thus, indirectly, our business.

Biohealth Business. Our businesses are subject to varying degrees of governmental regulation in the countries in which operations are conducted, and the general trend is toward increasingly stringent regulation. In the U.S., the drug, device and cosmetic industries have long been subject to regulation by various federal and state agencies, primarily as to product safety, efficacy, manufacturing, advertising, labeling and safety reporting. The exercise of broad regulatory powers by the U.S. Food and Drug Administration, or FDA, continues to result in increases in the amounts of testing and documentation required for FDA approval of new drugs and devices and a corresponding increase in the expense of product introduction. Similar trends are also evident in major markets outside of the United States. The new medical device regulatory framework and the new privacy regulations in Europe are examples of such increased regulation.

The costs of human health care have been and continue to be a subject of study, investigation and regulation by governmental agencies and legislative bodies around the world. In the United States, attention has been focused on drug prices and profits and programs that encourage doctors to write prescriptions for particular drugs, or to recommend, use or purchase particular medical devices. Payers have become a more potent force in the market place and increased attention is being paid to drug and medical device pricing, appropriate drug and medical device utilization and the quality and costs of health care generally. The regulatory agencies under whose purview we operate have administrative powers that may subject it to actions such as product withdrawals, recalls, seizure of products and other civil and criminal sanctions. In some cases, our subsidiaries may deem it advisable to initiate product recalls.

In addition, business practices in the health care industry have come under increased scrutiny, particularly in the United States, by government agencies and state attorneys general, and resulting investigations and prosecutions carry the risk of significant civil and criminal penalties.

Further, we rely on global supply chains, and production and distribution processes, that are complex, are subject to increasing regulatory requirements, and may be faced with unexpected changes that may affect sourcing, supply and pricing of materials used in our products. These processes also are subject to lengthy regulatory approvals.

As described above, certain of our businesses are subject to compliance with laws and regulations of U.S. federal and state governments, non-U.S. governments, their respective agencies and/or various self-regulatory organizations or exchanges relating to, among other things, disclosure and the privacy of client information, and any failure to comply with these regulations could expose us to liability and/or damage our reputation. Our businesses have operated for many years within a legal framework that requires us to monitor and comply with a broad range of legal and regulatory developments that affect our activities. However, additional legislation, changes in rules promulgated by self-regulatory organizations or changes in the interpretation or enforcement of existing laws and rules, either in the United States or elsewhere, may directly affect our mode of operation and profitability.

Rigorous legal and compliance analysis of our businesses and investments is endemic to our culture and risk management. Management of each of our businesses supervise our compliance personnel, who are responsible for addressing all regulatory and compliance matters that affect our activities. We strive to maintain a culture of compliance through the use of policies and procedures, including a code of ethics, electronic compliance systems, testing and monitoring, communication of compliance guidance and employee education and training. Our compliance policies and procedures address a variety of regulatory and compliance matters such as the handling of material non-public information, personal securities trading, marketing practices, gifts and entertainment, valuation of investments on a fund-specific basis, recordkeeping, potential conflicts of interest, the allocation of investment opportunities, collection of fees and expense allocation.

We also monitor the information barriers that we maintain between the public and private sides of our businesses. We believe that our various businesses’ access to the intellectual knowledge and contacts and relationships that reside throughout our firm benefits all of our businesses. To maximize that access without compromising compliance with our legal and contractual obligations, our compliance group oversees and monitors the communications between groups that are on the private side of our information barrier and groups that are on the public side, as well as between different public side groups. Our compliance group also monitors contractual obligations that may be impacted and potential conflicts that may arise in connection with these inter-group discussions.

Facilities

We manage our worldwide business from our principal executive offices located in Bethesda, Maryland, in a leased space of approximately 2,059 square feet, under a lease expiring in December 2020. We also maintain offices in Singapore, Magnolia, Texas, and Hong Kong through leased spaces aggregating approximately 6,529 square feet, under leases expiring on various dates from May, 2019 to October, 2020. The leases have rental rates ranging from $8,460 to $2,409 per month. Our total rent expense under these office leases was approximately $272,716 and $303,923 in 2017 and 2016, respectively. We expect total rent expense to be approximately $283,432 under office leases in 2018. We believe our present office space and locations are adequate for our current operations and for near-term planned expansion.

Employees

As of November 13, 2018, we had a total of 19 full-time employees. Our principal executive offices are in Bethesda, Maryland, and we maintain offices in Singapore, Magnolia, Texas, and Hong Kong. In addition to our full-time employees, we occasionally hire part-time employees and independent contractors to assist us in various operations, including property development, product research, development and production areas.

Our future success will depend in part on our ability to attract, retain and motivate highly qualified technical and sales personnel for whom competition is intense. Our employees are not represented by any collective bargaining unit. We believe our relations with employees and contractors are good.

Legal Proceedings

From time to time, during the normal course of our businesses, we may be subject to various litigation claims and legal disputes most significantly in the areas of intellectual property (e.g., trademarks, copyrights and patents). Our intellectual property rights extend to our technology, business processes and the content on our website. We use the intellectual property of third parties in marketing and providing our services through contractual and other rights. Despite our efforts, from time to time, third parties may allege that we have violated their intellectual property rights.

Although the results of claims, lawsuits and proceedings in which we may be involved cannot be predicted with certainty, we do not currently believe that the final outcome of the matters discussed above will have a material adverse effect on our business, financial condition, or results of operations. However, defending and prosecuting any such claims is costly and may impose a significant burden on our management and employees. In addition, we may receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurances that favorable final outcomes will be obtained. If we are unable to obtain an outcome which sufficiently protects our rights, successfully defends our use, or allows us time to develop non-infringing technology and content or to otherwise alter our business practices on a timely basis in response to the claims against us, our business, prospects and competitive position may be adversely affected.

MANAGEMENT

Executive Officers, Directors and Key Employees

The following table sets forth the names and ages of our executive officers, directors, director nominees and key employees, and their positions with us, as of November 13, 2018:

Name	Age	Position(s)
Chan Heng Fai	73	Founder, Chairman of the Board and Chief Executive Officer
Lui Wai Leung Alan	48	Co-Chief Financial Officer
Rongguo Wei	46	Co-Chief Financial Officer
Ang Hay Kim Aileen	58	Executive Director
Wong Tat Keung	47	Director Nominee
Michael Gershon	46	Chief Legal Officer

Wong Tat Keung will assume his position upon the closing of this offering.

The principal occupations for the past five years of each of our executive officers, directors, director nominees and key employees are as follows:

Executive Officers and Directors

Chan Heng Fai founded HF Enterprises Inc. and has served as our Chairman of the Board and Chief Executive Officer since inception. Mr. Chan is an expert in banking and finance, with 45 years of experience in these industries. He has restructured numerous companies in various industries and countries during the past 40 years. Mr. Chan has served as the Chief Executive Officer of our subsidiary Singapore eDevelopment Ltd. since April 2014. From 1992 to 2015, Mr. Chan served as Managing Chairman of Hong Kong-listed ZH International Holdings, Ltd. (“ZH Holdings,” formerly known as Heng Fai Enterprises Limited), an investment holding company. Mr. Chan was formerly the Managing Director of SingHaiyi Group Ltd., a public Singapore property development, investment and management company (“SingHaiyi”), from March 2003 to September 2013, and the Executive Chairman of China Gas Holdings Limited, an investor and operator of the city gas pipeline infrastructure in China from 1997 to 2002.

Mr. Chan was elected as a non-executive director of Singapore eDevelopment, Ltd. in May 2013. He has served as a non-executive director of Document Security Systems, Inc. since January 2017. He has also served as a non-executive director of our indirect subsidiary SeD Intelligent Home Inc. since January 2017. Mr. Chan has also served as a non-executive director of our 19.8%-owned subsidiary Holista CollTech Ltd., since July 2013. Additionally, Mr. Chan currently serves as a non-executive director of our 99.98%-owned subsidiary HotApp Blockchain Inc. since October 2014, and of RSI International Systems, Inc., the developer of RoomKeyPMS, a web-based property management system, since June 2014. Mr. Chan has also served as director of Heng Fai Enterprises Limited since September 1992.

Mr. Chan was formerly a director of Global Medical REIT Inc., a healthcare facility real estate company, from December 2013 to July 2015. He also served as a director of Skywest Ltd., a public Australian airline company from 2005 to 2006. Additionally, from November 2003 to September 2013, he was a Director of SingHaiyi.

Mr. Chan has committed that the majority of his time will be devoted to managing the affairs of our company; however, Mr. Chan may engage in other business ventures, including other technology-related businesses.

As the founder, Chairman, Chief Executive Officer and our largest single stockholder, Mr. Chan leads the board and guides our company. Mr. Chan brings extensive property development and digital transformation technology knowledge to our company and a deep background in growth companies, emerging markets, mergers and acquisitions, and capital market activities. His service as Chairman and Chief Executive Officers creates a critical link between management and the board.

Lui Wai Leung Alan has been our Co-Chief Financial Officer since March 2018. Mr. Lui has been the Chief Financial Officer of Singapore eDevelopment Limited since November 2016 and served as its Acting Chief Financial Officer since June 2016. Mr. Lui has served as a director of BMI Capital Partners International Ltd, a Hong Kong investment consulting company, since October 2016. He has also served as a director of Hengfai Asset Management Pte Limited, a Singapore fund management company, since April 2018. Both companies are wholly owned subsidiaries of Singapore eDevelopment. Mr. Lui has served as the Co-Chief Financial Officer of SeD Intelligent Home Inc. since December 2017 and has served as the Co-Chief Financial Officer of SeD Home Inc. since October 2017. Mr. Lui has served as Chief Financial Officer of HotApp Blockchain Inc. since May 2016 and has served as a director of one of HotApp’s subsidiaries since July 2016. From June 1997 through March 2016, Mr. Lui served in various executive roles at ZH International Holdings Ltd., a Hong Kong-listed company, including as Financial Controller. Mr. Lui oversaw the financial and management reporting and focusing on its financing operations, treasury investment and management. He has extensive experience in financial reporting, taxation and financial consultancy and management. Mr. Lui is a certified practicing accountant in Australia and received a Bachelor’s degree in Business Administration from the Hong Kong Baptist University.

Rongguo Wei has been our Co-Chief Financial Officer since March 2018. Mr. Wei has served as the Chief Financial Officer of SeD Intelligent Home Inc. since March 2017. Mr. Wei is a finance professional with more than 15 years of experience working in public and private corporations in the United States. As the Chief Financial Officer of SeD Development Management LLC, Mr. Wei is responsible for oversight of all finance, accounting, reporting and taxation activities for that company. Prior to joining SeD Development Management LLC in August 2016, Mr. Wei worked for several different U.S. multinational and private companies including serving as Controller at American Silk Mill, LLC, a textile manufacturing and distribution company, from August 2014 to July 2016, serving as a Senior Financial Analyst at Air Products & Chemicals, Inc., a manufacturing company, from January 2013 to June 2014, and serving as a Financial/Accounting Analyst at First Quality Enterprise, Inc., a personal products company, from 2011 to 2012. Mr. Wei served as a member of the Board Directors of Amarantus Bioscience Holdings, Inc., a biotech company, from February to May 2017, and has served as Chief Financial Officer of that company from February 2017 until November 2017. Before Mr. Wei came to the United States, he worked as an equity analyst at Hong Yuan Securities, an investment bank in Beijing, China, concentrating on industrial and public company research and analysis. Mr. Wei is a certified public accountant and received his Master of Business Administration from the University of Maryland and a Master of Business Taxation from the University of Minnesota. Mr. Wei also holds a Master in Business degree from Tsinghua University and a Bachelor’s degree from Beihang University.

Ang Hay Kim Aileen has been our Executive Director since March 2018. Ms. Ang has more than 20 years of experience in finance and treasury, legal, human resources and office administration. She is the General Manger, Corporate Services of Singapore eDevelopment, a position she has held since 2013 and director of various indirect subsidiaries of our company. She also holds a Cert-in-CEHA (Singapore real estate industry certificate) and operates her own real estate business, Ideal Realty Pte Ltd., since 2015. Ms. Ang was General Manager, Corporate Services of Singapore Exchange listed Singxpress Ltd. (now known as SingHaiyi Group Ltd.) from 2002 to 2013. She was Senior Sales Director, Resale Division with DTZ Property Network Pte. Ltd., a Singapore real estate company, from 2005 to 2011.

Ms. Ang’s day-to-day operational leadership of our various businesses and her knowledge of property development and the real estate business make her well-qualified as a member of the Board.

Wong Tat Keung has agreed to join the Board of Directors of our company upon the closing of this offering. Since 2010, Mr. Wong has served as the director of Aston Wong CPA Limited. He has been an independent non-executive director of Singapore eDevelopment Ltd. since January 2017. Mr. Wong has been an independent non-executive director of Roma Group Limited, a valuation and technical advisory firm, since March 2016. Previously, he served as the director and sole proprietor of Aston Wong & Co., a registered certified public accounting firm, from January 2006 to February 2010. From January 2005 to December 2005, he was a Partner at Aston Wong, Chan & Co., Certified Public Accountants. From April 2003 to December 2004, he served at Gary Cheng & Co., Certified Public Accountants as Audit Senior. He served as an Audit Junior to Supervisor of Hui Sik Wing & Co., certified public accountants from April 1993 to December 1999. He served as an independent non-executive director of SingHaiyi from July 2009 to July 2013 and ZH Holdings from December 2009 to July 2015. Mr. Wong is a Certified Public Accountant admitted to practice in Hong Kong. He is a Fellow Member of Association of Chartered Certified Accountants and an Associate Member of the Hong Kong Institute of Certified Public Accountants. He holds a Master in Business Administration degree (financial services) from the University of Greenwich, London, England.

Mr. Wong demonstrates extensive knowledge of complex, cross-border financial, accounting and tax matters highly relevant to our business, as well as working experience in internal corporate controls, making him well-qualified as a member of the Board.

Key Employees

Michael Gershon has been our Chief Legal Officer since October 2018. Mr. Gershon has served as Associate Corporate Counsel of our subsidiary SeD Development Management LLC since February 2017. Prior to joining our company, Mr. Gershon served as an attorney adviser with the Division of Corporation Finance at the U.S. Securities and Exchange Commission from November 2015 until November 2016 and served as an associate at the law firm of Wuersch & Gering LLP from August 2004 until January 2015. Mr. Gershon received a B.A. degree in economics from Boston College and a J.D. from Georgetown University Law Center.

Status as a Controlled Company

Chan Heng Fai and HFE Holdings Limited control a majority of the combined voting power of all classes of our voting stock. As a result, we qualify as a “controlled company” within the meaning of the listing standards of Nasdaq, and we have elected not to comply with certain Nasdaq corporate governance requirements. Therefore, we do not have a majority of independent directors serving on our board and have individuals serving on our compensation committee and nomination and corporate governance committee that do not qualify as independent according to Nasdaq listing standards and the rules and regulations of the SEC. Following this offering, we intend to utilize certain of these exemptions. As a result, we will not have a majority of independent directors on our board of directors. These independence requirements will not apply to us as long as we remain a controlled company.

Our board of directors has determined that Wong Tat Keung is independent within the meaning of Nasdaq Rule 5605(a)(2).

We are in the process of identifying other qualified independant directors.

Board of Directors and Corporate Governance

When considering whether directors have the experience, qualifications, attributes and skills to enable the Board of Directors to satisfy its oversight responsibilities effectively in light of our business and structure, the Board of Directors focuses primarily on the information discussed in each of the directors’ individual biographies as set forth above.

The Board of Directors periodically reviews relationships that directors have with our company to determine whether the directors are independent. Directors are considered “independent” as long as they do not accept any consulting, advisory or other compensatory fee (other than director fees) from us, are not an affiliated person of our company or our subsidiaries (e.g., an officer or a greater than 10% stockholder) and are independent within the meaning of applicable United States laws, regulations and the Nasdaq Capital Market listing rules. In this latter regard, the Board of Directors uses the Nasdaq Marketplace Rules (specifically, Section 5605(a)(2) of such rules) as a benchmark for determining which, if any, of our directors are independent, solely in order to comply with applicable SEC disclosure rules.

The Board of Directors has determined that, of our director nominees, only Wong Tat Keung is independent within the meaning of the Nasdaq Marketplace Rule cited above. In the cases of Chan Heng Fai and Ang Hay Kim Aileen, their positions as executive officers of our company, together with Mr. Chan’s beneficial ownership of more than 10% of our outstanding common stock, preclude them from being considered independent within the meaning of the Nasdaq Listing Rule.

Board Committees

Upon the closing of this offering, our Board of Directors will have an Audit Committee, Compensation Committee, and Nomination and Corporate Governance Committee. The Audit Committee will be composed of Wong Tat Keung (Chairman), _____ and _____. The Compensation Committee will be composed of _____ (Chairman) and _____. The Nomination and Corporate Governance Committee will be composed of _____ (Chairman) and _____.

Our Audit Committee, Compensation Committee, and Nomination and Corporate Governance Committee each comply with the listing requirements of the Nasdaq Marketplace Rules. At least one member of the Audit Committee will be an “audit committee financial expert,” as that term is defined in Item 407(d)(5)(ii) of Regulation S-K, and each member will be “independent” as that term is defined in Rule 5605(a) of the Nasdaq Marketplace Rules. Our Board of Directors has determined that Wong Tat Keung will meet those requirements.

Code of Ethics

We have adopted a written code of ethics that applies to all of our directors, officers and employees in accordance with the rules of the Nasdaq Capital Market and the SEC. Prior to the closing of this offering, we will post a copy of our code of ethics, and intend to post amendments to this code, or any waivers of its requirements, on our company website.

Conflicts of Interest

We comply with applicable state law with respect to transactions (including business opportunities) involving potential conflicts. Applicable state corporate law requires that all transactions involving our company and any director or executive officer (or other entities with which they are affiliated) are subject to full disclosure and approval of the majority of the disinterested independent members of our Board of Directors, approval of the majority of our stockholders or the determination that the contract or transaction is intrinsically fair to us. More particularly, our policy is to have any related party transactions (i.e., transactions involving a director, an officer or an affiliate of our company) be approved solely by a majority of the disinterested independent directors serving on the Board of Directors. Upon the closing of this offering, we will have _____ independent directors serving on the Board of Directors, and intend to maintain a Board of Directors consisting of a majority of independent directors.

Indemnification of Directors and Executive Officers

Section 145 of the Delaware General Corporation Law provides for, under certain circumstances, the indemnification of our officers, directors, employees and agents against liabilities that they may incur in such capacities. Below is a summary of the circumstances in which such indemnification is provided.

In general, the statute provides that any director, officer, employee or agent of a corporation may be indemnified against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in a proceeding (including any civil, criminal, administrative or investigative proceeding) to which the individual was a party by reason of such status. Such indemnity may be provided if the indemnified person’s actions resulting in the liabilities: (i) were taken in good faith; (ii) were reasonably believed to have been in or not opposed to our best interests; and (iii) with respect to any criminal action, such person had no reasonable cause to believe the actions were unlawful. Unless ordered by a court, indemnification generally may be awarded only after a determination of independent members of the Board of Directors or a committee thereof, by independent legal counsel or by vote of the stockholders that the applicable standard of conduct was met by the individual to be indemnified.

The statutory provisions further provide that to the extent a director, officer, employee or agent is wholly successful on the merits or otherwise in defense of any proceeding to which he or she was a party, he or she is entitled to receive indemnification against expenses, including attorneys’ fees, actually and reasonably incurred in connection with the proceeding.

Indemnification in connection with a proceeding by us or in our right in which the director, officer, employee or agent is successful is permitted only with respect to expenses, including attorneys’ fees actually and reasonably incurred in connection with the defense. In such actions, the person to be indemnified must have acted in good faith, in a manner believed to have been in our best interests and must not have been adjudged liable to us, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which the Court of Chancery or such other court shall deem proper. Indemnification is otherwise prohibited in connection with a proceeding brought on our behalf in which a director is adjudged liable to us, or in connection with any proceeding charging improper personal benefit to the director in which the director is adjudged liable for receipt of an improper personal benefit.

Delaware law authorizes us to reimburse or pay reasonable expenses incurred by a director, officer, employee or agent in connection with a proceeding in advance of a final disposition of the matter. Such advances of expenses are permitted if the person furnishes to us a written agreement to repay such advances if it is determined that he or she is not entitled to be indemnified by us.

The statutory section cited above further specifies that any provisions for indemnification of or advances for expenses does not exclude other rights under our certificate of incorporation, bylaws, resolutions of our stockholders or disinterested directors, or otherwise. These indemnification provisions continue for a person who has ceased to be a director, officer, employee or agent of the corporation and inure to the benefit of the heirs, executors and administrators of such persons.

The statutory provision cited above also grants us the power to purchase and maintain insurance policies that protect any director, officer, employee or agent against any liability asserted against or incurred by him or her in such capacity arising out of his or her status as such. Such policies may provide for indemnification whether or not the corporation would otherwise have the power to provide for it.

At present, we do not maintain directors’ and officers’ liability insurance in order to limit the exposure to liability for indemnification of directors and officers, including liabilities under the Securities Act; however, we are in the process of obtaining such insurance.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the cash and non-cash compensation awarded to or earned by: (i) each individual who served as the principal executive officer and principal financial officer of our company during the years ended December 31, 2017 and 2016; and (ii) each other individual that served as an executive officer of our company at the conclusion of the years ended December 31, 2017 and 2016 and who received more than $100,000 in the form of salary and bonus during such year. While our company was not incorporated until March 7, 2018, we have included the information for certain individuals who were employed and compensated by our majority-owned subsidiary Singapore eDevelopment. Such compensation was paid solely for services rendered to such subsidiary. For purposes of this prospectus, these individuals are collectively the “named executive officers” of the company.

Name and Position	Years	Salary($)	Bonus	Stock Awards	Option Awards	Non-equity Incentive Plan Compensation	Non-qualified Deferred Compensation Earnings	All Other Compensation	Total ($)
Chan Heng Fai	2017	309,521	-	-	-	-	-	-	309,521
Chairman and Chief Executive Officer	2016	308,117	-	-	-	-	-	-	308,117
Lui Wai Leung Alan	2017	104,899	-	-	-	-	-	-	104,899
Co-Chief Financial Officer	2016	73, 857	-	-	-	-	-	-	73, 857
Rongguo Wei	2017	112,800	-	-	-	-	-	-	112,800
Co-Chief Financial Officer	2016	41,924	-	-	-	-	-	-	41,924
_____________

Employment and Consulting Agreements

We have not entered into any written employment or consulting agreements with any officer, director, employee or consultant, but expect to do so prior to the closing of this offering.

Outstanding Equity Awards at Fiscal Year End

No stock options or other equity awards were granted to any of our named executive officers during the year ended December 31, 2017.

2018 Incentive Compensation Plan

Under our 2018 Incentive Compensation Plan (the “Plan”), adopted by our board of directors and holders of a majority of our outstanding shares of common stock in September 2018, 500,000 shares of common stock (subject to certain adjustments) are reserved for issuance upon exercise of stock options and grants of other equity awards. The Plan is designed to serve as an incentive for attracting and retaining qualified and motivated employees, officers, directors, consultants and other persons who provide services to us. The compensation committee of our board of directors administers and interprets the Plan and is authorized to grant stock options and other equity awards thereunder to all eligible employees of our company, including non-employee consultants to our company and directors.

The Plan provides for the granting of “incentive stock options” (as defined in Section 422 of the Code), nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock, dividend equivalents, bonus stock and awards in lieu of cash compensation, other stock-based awards and performance awards. Options may be granted under the Plan on such terms and at such prices as determined by the compensation committee of the board, except that the per share exercise price of the stock options cannot be less than the fair market value of our common stock on the date of the grant. Each option will be exercisable after the period or periods specified in the stock option agreement, but all stock options must be exercised within ten years from the date of grant. Options granted under the Plan are not transferable other than by will or by the laws of descent and distribution. The compensation committee of the board has the authority to amend or terminate the Plan, provided that no amendment shall be made without stockholder approval if such stockholder approval is necessary to comply with any tax or regulatory requirement. Unless terminated sooner, the Plan will terminate ten years from its effective date. The Plan also provides that no participant may receive stock options or other awards under the Plan that in the aggregate equal more than 30% of all options or awards issued over the life of the Plan. To date, we have not issued any stock options to officers, directors or employees. The compensation committee intends to grant stock options to other key employees and non-executive directors of our company.

Director Compensation

Following the closing of this offering, we intend to compensate each non-employee director through annual stock option grants and by paying a quarterly cash fee. Currently, our directors do not receive salaries or fees for serving on our board of directors, nor do they receive any compensation for serving on committees. Mr. Chan and Ms. Ang have been compensated by our majority-owned subsidiary, Singapore eDevelopment, for their services as directors of that company. Our board of directors will review director compensation annually and adjust it according to then current market conditions and good business practices.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures for Transactions with Related Persons

Our board of directors intends to adopt a written related person transaction policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. Related persons include any executive officer, director or a holder of more than 5% of our common stock, including any of their immediate family members and any entity owned or controlled by such persons. Related person transactions refers to any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which (i) we were or are to be a participant, (ii) the amount involved exceeds $120,000, and (iii) a related person had or will have a direct or indirect material interest. Related person transactions include, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related person, in each case subject to certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act.

We expect that the policy will provide that in any related person transaction, our audit committee and board of directors will consider all of the available material facts and circumstances of the transaction, including: the direct and indirect interests of the related persons; in the event the related person is a director (or immediate family member of a director or an entity with which a director is affiliated), the impact that the transaction will have on a director’s independence; the risks, costs and benefits of the transaction to us; and whether any alternative transactions or sources for comparable services or products are available. After considering all such facts and circumstances, our audit committee and board of directors will determine whether approval or ratification of the related person transaction is in our best interests. For example, if our audit committee determines that the proposed terms of a related person transaction are reasonable and at least as favorable as could have been obtained from unrelated third parties, it will recommend to our board of directors that such transaction be approved or ratified. In addition, once we become a public company, if a related person transaction will compromise the independence of one of our directors, our audit committee may recommend that our board of directors reject the transaction if it could affect our ability to comply with securities laws and regulations or Nasdaq listing requirements.

Each transaction described in “Certain Relationships and Related Party Transactions” was entered into prior to the adoption of our audit committee charter and the foregoing policy proposal.

Transactions and Relationships with Directors, Officers and 5% Stockholders

Recent Internal Restructuring. 100% of the ownership interest in Hengfai International Pte. Ltd. was transferred from Chan Heng Fai (an officer and director of our company) to HF Enterprises Inc. in exchange for 8,500,000 shares of our common stock to be held by HFE Holdings Limited. Hengfai International Pte. Ltd., a Singapore limited company, is the sole stockholder of Hengfai Business Development Pte. Ltd., which is the owner of 761,185,294 ordinary shares of Singapore eDevelopment Limited and warrants to purchase 359,834,471 ordinary shares of Singapore eDevelopment Limited.

100% of the ownership interest in Global eHealth Limited was transferred from Chan Heng Fai to HF Enterprises Inc. in exchange for 1,000,000 shares of our common stock to be held by HFE Holdings Limited. Global eHealth Limited, a Hong Kong company, is the owner of 46,226,673 ordinary shares of Holista Colltech Limited.

100% of the ownership interest in Heng Fai Enterprises Pte. Ltd. was transferred from Chan Heng Fai to HF Enterprises Inc. in exchange for 500,000 shares of our common stock to be held by HFE Holdings Limited. Heng Fai Enterprises Pte. Ltd., a Singapore limited company, owns 2,480,000 shares of common stock of Vivacitas Oncology Inc.

During 2017, in addition to the related party information disclosed elsewhere in the financial statements, we had the following transactions with related parties, on terms agreed to between the respective parties:

Personal Guarantees by Directors. On December 31, 2017, certain directors of Singapore eDevelopment have provided personal guarantees amounting to approximately $5,500,000 to secure external loans and borrowings from financial institutions for Singapore eDevelopment.

Compensation of Key Management Personnel - Directors’ Interests in Employee Share Option Plan. During 2017, 1,326,667 (in 2016: 796,000) share options were forfeited due to the resignation of two directors. At the end of 2017, the total number of outstanding share options granted by Singapore eDevelopment to the directors amounted to 1,592,000 (in 2016: 2,918,667).

Amount Due to a Director (Non-trade). During the years ended December 31, 2017 and 2016, a director of Singapore eDevelopment made non-interest loans of $7,384,217 and $10,518,745, respectively, for the general operations of Singapore eDevelopment. The loans are interest free, not tradable, unsecured, and repayable on demand and by cash.

Purchase of Subsidiary from a Director. SeD Capital Pte. Ltd., a subsidiary of Singapore eDevelopment, entered into a sale and purchase agreement on May 9, 2017 to purchase all shares of Hengfai Asset Management Pte. Ltd. (“HFAM”). The consideration for the acquisition of HFAM was approximately $441,780.

On December 22, 2016, Singapore eDevelopment Limited acquired 74,015,730 shares, representing 99.96% of the outstanding shares of SeD Intelligent Home Inc. from Cloudbiz International Pte. Ltd. (“Cloudbiz”) for a cash consideration of approximately $68,000. Chan Heng Fai, our Chairman and Chief Executive Officer, is the ultimate beneficial owner of Cloudbiz.

Convertible Notes. On February 21, 2014, our subsidiary, Singapore Construction & Development Pte. Ltd. (“SCD”), issued 20 convertible notes (the “Convertible Notes”) in the amount of $175,000 each, totalling $3.5 million. These convertible notes carry an interest rate of 18% per annum which is payable to the note holders upon the first anniversary of the applicable note.

Unless converted into Singapore eDevelopment Limited’s ordinary shares or converted into SCD’s ordinary shares at the holder’s option at the rate of $0.04 per share, subject to anti-dilution and adjustment provisions, the holder of each Convertible Noted had the right to require SCD to redeem the convertible note on February 2, 2017 at 106% of the principal amount. The Convertible Notes are callable at the option of SCD at the first or second anniversary of the issue date, at 102% and 104% of the principal amount, respectively.

On May 19, 2016 (the “Redemption Date”), SCD early exercised its option to redeem the Convertible Notes at 104% of the principal amount, and entered into an agreement with the note holders to fully redeem the Convertible Notes. Approximately $3 million principal of Convertible Notes held by two of directors (one of whom resigned in 2016), were fully redeemed. SCD paid an early redemption premium of $117,000 and interest of $651,000.

The fair value of the derivative liability component on the Redemption Date was $413,280. Accordingly, a net fair value gain $336,559 on derivative liability was recognized as Other Income and a loss $283,631 on early redemption of exchangeable notes was recognized as Other Expenses in the Statement of Operations and Other Comprehensive Income on the Redemption Date.

Notes Payable. On August 24, 2015, Hengfai Business Development Pte. Ltd. (“HBD”), a substantial shareholder of Singapore eDevelopment and a company wholly-owned by Chan Heng Fai, provided a loan with a $15 million credit limit to us (the “HBD Loan”). On September 30, 2015, $10.5 million was drawn and used to finance the land purchase by a subsidiary. The loan was unsecured, repayable upon demand and interest-free. In 2016, this loan was assigned from a wholly owned subsidiary of Singapore eDevelopment to Singapore eDevelopment, extending its Convertible Notes to December 31, 2017. On April 5, 2017, the entire HBD Loan of $10.5 million was converted into 372,855,000 ordinary shares of Singapore eDevelopment at an issue price of approximately $0.03 per share, and Singapore eDevelopment also issued 1,864,275,000 free detachable warrant at an exercise price of approximately $0.036 to HBD.

Management Fees

Black Oak LP is obligated under the Limited Partnership Agreement (as amended) to pay a $6,500 per month management fee to Arete Real Estate and Development Company (Arete), a related party through common ownership and $2,000 per month to American Real Estate Investments LLC (AREI), a related party through common ownership. Arete is also entitled to a developer fee of 3% of all development costs excluding certain costs. The fees are to be accrued until $1,000,000 is received in revenue and/or builder deposits relating to the Black Oak Project.

On December 31, 2017 and 2016, the Company had $314,630 and $103,700 owed to Arete in accounts payable and accrued expenses.

On December 31, 2017 and 2016, the Company had $48,000 and $24,000 owed to AREI in accounts payable and accrued expenses.

On April 26, 2018, SeD Development USA, Arete and AREI reached an agreement to terminate the terms related to management fees and developer fees in the Limited Partnership Agreement. Per the terms of the termination agreement, Black Oak LP owes Arete $300,000 and AREI $30,000, which will remain outstanding until Black Oak LP has obtained $4,000,000 from district reimbursement revenue. The reduction of the accruals was offset against Real Estate on the balance sheet. On July 20, 2018, Black Oak LP received $4,592,079 district reimbursement and these fees were paid.

SeD Maryland Development LLC was obligated under the terms of a Project Development and Management Agreement with MacKenzie Development Company LLC ("MacKenzie") and Cavalier Development Group LLC ("Cavalier") (together, the Developers) to provide various services for the development, construction and sale of the Project. Mackenzie is partially owned by a family member of a Directorof a subsidiary of the Company. The developers were entitled to certain fees based on time and performance related milestones. The Company incurred fees with MacKenzie of $176,000 and $176,000 for the years ended December 31, 2017 and 2016, respectively. The Company incurred fees with MacKenzie of $0 and $48,000 for the six months ended June 30, 2018 and 2017, respectively. These fees were capitalized as part of Real Estate on the balance sheet. There were no amounts owed to this related party at June 30, 2018 or December 31, 2017. On September 15, 2017, MacKenzie assigned its rights and obligations under the Project Development and Management Agreement to Adams-Aumiller Properties, LLC.

MacKenzie Equity Partners, owned by a Charlie MacKenzie, a Director of the Company, has a consulting agreement with the Company since 2015. Per the current terms of the agreement, as amended on January 1, 2018, the Company pays a monthly fee of $15,000 with an additional $5,000 per month to be paid when the property development cashflow milestones have been met. The Company incurred expenses of $222,930 and $186,095 for the years ended December 31, 2017 and 2016, respectively, and $90,000 and $102,930 for the six months ended June 30, 2018 and 2017, respectively, which were capitalized as part of Real Estate on the balance sheet as the services relate to property and project management. There were no amounts owed to this related party at June 30, 2018 or December 31, 2017 or 2016.

Consulting Services

A law firm, owned by Conn Flanigan, a Director of the Company, performs consulting services for the Company. The Company incurred expenses of $110,334 and $96,000 for the years ended 2017 and 2016, respectively, and $64,030 and $51,200 for the six months ended June 30, 2018 and 2017, respectively. On June 30, 2018 and December 31, 2017, the Company owed this related party $8,000 and $17,730, respectively.

Indemnification Agreements

We intend to enter into an indemnification agreement with each of our directors and executive officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. See “Management – Indemnification of Directors and Executive Officers.”

PRINCIPAL STOCKHOLDERS

The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of our common stock as of November 13, 2018, referred to in the table below as the “Beneficial Ownership Date,” and as adjusted to reflect the sale of shares of our common stock offered by this prospectus, by:

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each person who is known to be the beneficial owner of 5% or more of the outstanding shares of our common stock;

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each member of our board of directors, director nominees and each of our named executive officers individually; and

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all of our directors, director nominees and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to stock options or warrants held by that person that are currently exercisable or exercisable within 60 days of the Beneficial Ownership Date and shares of restricted stock subject to vesting until the occurrence of certain events, including the closing of this offering, are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Percentage of beneficial ownership is based on 10,001,000 shares of common stock outstanding as of the Beneficial Ownership Date and 11,001,000 shares of common stock outstanding immediately after this offering, assuming that the underwriter will not exercise its option to purchase up to 150,000 additional shares of our common stock from us in full.

To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name. Except as otherwise indicated, the address of each of the persons in this table is c/o HF Enterprises Inc., 4800 Montgomery Lane, Suite 210, Bethesda, Maryland 20814.

	Shares of Common Stock Beneficially Owned Immediately Before this Offering		Shares of Common Stock Beneficially Owned Immediately After this Offering
Name and Address of Beneficial Owner	Number of Shares	Percentage	Number of Shares	Percentage

Directors and Executive Officers

Chan Heng Fai (1)	10,001,000	100%	10,001,000	90.9%
Lui Wai Leung Alan	0	-	0	-
Rongguo Wei	0	-	0	-
Ang Hay Kim Aileen	0	-	0	-
Wong Tat Keung	0	-	0	-

All directors and executive officers as a group (5 persons)	10,001,000	100%	10,001,000	90.9%
______________
(1)
Represents shares of common stock owned of record by HFE Holdings Limited, of which Mr. Chan has sole voting and investment power with respect to such shares.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes important terms of our capital stock. For a complete description, you should refer to our certificate of incorporation and bylaws, forms of which are incorporated by reference to the exhibits to the registration statement of which this prospectus is a part, as well as the relevant portions of the Delaware law. References to our certificate of incorporation and bylaws are to our certificate of incorporation and our bylaws, respectively, each of which will become effective upon completion of this offering.

General

Our authorized capital stock consists of 20,000,000 shares of common stock with a $0.001 par value per share, and 5,000,000 shares of preferred stock with a $0.001 par value per share, all of which shares of preferred stock will be undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time. As of November 13, 2018, there were 10,001,000 shares of common stock issued and outstanding, held of record by one stockholder, HFE Holdings Limited (an entity beneficially owned by Chan Heng Fai) and no shares of preferred stock were issued or outstanding.

Common Stock

Each holder of our common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative rights. Subject to any preferential rights of any outstanding preferred stock, holders of our common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. If there is a liquidation, dissolution or winding up of our company, holders of our common stock would be entitled to share in our assets remaining after the payment of liabilities and any preferential rights of any outstanding preferred stock.

Holders of our common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock will be fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

Under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible future acquisitions and other corporate purposes, will affect, and may adversely affect, the rights of holders of common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

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restricting dividends on the common stock;

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diluting the voting power of the common stock;

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impairing the liquidation rights of the common stock; or

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delaying or preventing changes in control or management of our company.

We have no present plans to issue any shares of preferred stock.

Effect of Certain Provisions of our Charter and Bylaws and the Delaware Anti-Takeover Statute

Certain provisions of Delaware law, our certificate of incorporation and our bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, may have the effect of discouraging coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

No cumulative voting

The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation and bylaws prohibit cumulative voting in the election of directors.

Undesignated preferred stock

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Calling of special meetings of stockholders and action by written consent

Our charter documents provide that a special meeting of stockholders may be called only by resolution adopted by our board of directors, chairman of the board of directors or chief executive officer or upon the written request of stockholders owning at least 33.3% of the outstanding common stock. Stockholders owning less than such required amount may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Our charter documents provide that any action required or permitted to be taken by the stockholders of the company must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by the stockholders.

Requirements for advance notification of stockholder nominations and proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. However, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Amendment of certificate of incorporation and bylaws

The amendment of certain provisions (including the above provisions) of our certificate of incorporation and bylaws requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.

Section 203 of the Delaware General Corporation Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

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before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

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At or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

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any merger or consolidation involving the corporation and the interested stockholder;

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any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

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subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

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subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

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the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Choice of Forum

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or if no Court of Chancery located within the State of Delaware has jurisdiction, the Federal District Court for the District of Delaware) will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by our directors, officers, or other employees to us or to our stockholders, (iii) any action asserting a claim against us or any director, officer or other employee arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or bylaws or (iv) any action asserting a claim against us or any director, officer or other employee that is governed by the internal affairs doctrine. It is possible that a court could rule that this provision is not applicable or is unenforceable. Any person or entity purchasing or otherwise acquiring shares of our capital stock will be deemed to have notice of and consented to this provision of our certificate of incorporation.

Limitations of Liability and Indemnification

See “Certain Relationships and Related Party Transactions - Indemnification Agreements.”

Exchange Listing

We intend to list our common stock for trading on the Nasdaq Capital Market under the symbol HFEN.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be Direct Transfer, Morrisville, North Carolina.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

We will have 11,001,000 shares of common stock outstanding immediately after the completion of this offering based on the number of shares outstanding on November 13, 2018 and assuming no exercise of outstanding options after such date (or 11,151,000 shares if the underwriter exercises its over-allotment option to purchase additional shares in full). Of those shares, the 1,000,000 shares of common stock sold in the offering (or 1,150,000 shares if the underwriter exercises its over-allotment option to purchase additional shares in full) will be freely transferable without restriction, unless purchased by persons deemed to be our “affiliates” as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 promulgated under the Securities Act. The remaining 10,001,000 shares of common stock to be outstanding immediately following the completion of this offering are “restricted,” which means they were originally sold in offerings that were not registered under the Securities Act. Restricted shares may be sold through registration under the Securities Act or under an available exemption from registration, such as provided through Rule 144, which rules are summarized below. Taking into account the lock-up agreements described below, and assuming the underwriter does not release any stockholders from the lock-up agreements, the restricted shares of our common stock will be available for sale in the public market as follows:

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1,000,000 shares will be eligible for sale immediately upon completion of this offering; and

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10,001,000 shares will become eligible for sale, subject to the provisions of Rule 144 or Rule 701, upon the expiration of lock-up agreements not to sell such shares entered into between the underwriter and such stockholders beginning six months after the effectiveness of this prospectus.

Rule 144

In general, under Rule 144 of the Securities Act, as in effect on the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted stock for at least six months, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of:

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1% of the number of shares of common stock then outstanding (110,010 shares immediately after this offering or 111,510 shares if the underwriter’s over-allotment option to purchase additional shares is exercised in full); or

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the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the SEC.

Subject to the lock-up agreements described above, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

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1% of the number of shares of our common stock then outstanding, which will equal approximately 100,100 shares immediately after this offering; and

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the average weekly trading volume in our common stock on Nasdaq during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales pursuant to Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us. A person (or persons whose shares are aggregated) who is not deemed to be an affiliate of ours for 90 days preceding a sale, and who has beneficially owned restricted stock for at least one year is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Rule 144 will not be available to any stockholders until we have been subject to the reporting requirements of the Exchange Act for 90 days.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resale of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock up agreements as described below and under the section “Underwriting” included in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

Our directors, executive officers and holders of 5% or more of our outstanding shares following this offering will enter into lock-up agreements with the representative prior to the commencement of this offering pursuant to which each of these persons or entities will agree not to sell or otherwise dispose of any common stock or securities convertible into or exercisable or exchangeable for shares of common stock for a period of six months after the effectiveness of this prospectus, subject to certain exceptions. See “Underwriting” for a description of these lock-up provisions.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement between us and the underwriters named below, for whom _________ is acting as the representative (the “Representative”), we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, the number of shares of our common stock listed next to its name in the following table:

Underwriter	Number ofShares
_________

Total

Under the terms of the underwriting agreement, the underwriters are committed to purchase all of the shares offered by this prospectus (other than the shares subject to the underwriters’ option to purchase additional shares), if the underwriters buy any of such shares. The underwriters’ obligation to purchase the shares is subject to satisfaction of certain conditions, including, among others, the continued accuracy of representations and warranties made by us in the underwriting agreement, delivery of legal opinions and the absence of any material changes in our assets, business or prospects after the date of this prospectus.

The underwriters initially propose to offer the common stock directly to the public at the public offering price set forth on the front cover page of this prospectus and to certain dealers at such offering price less a concession not to exceed $____ per share. After the initial public offering of the shares of our common stock, the offering price and other selling terms may be changed by the underwriters.

Over-Allotment Option

We have granted to the underwriters an option to purchase up to 150,000 additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. The underwriters may exercise this option in whole or in part at any time within 60 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriters’ initial commitment as indicated in the table at the beginning of this section plus, in the event that any underwriter defaults in its obligation to purchase shares under the underwriting agreement, certain additional shares.

Underwriting Commissions and Discounts and Expenses

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us:	$	$	$
Total	$	$	$
Proceeds, before expenses, to us	$	$	$

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $_____. We have agreed to reimburse the underwriters for certain of their expenses, including fees of counsel in connection with filing with FINRA, in an amount not to exceed $_____.

As additional compensation to the underwriter, upon consummation of this offering, we will issue to the underwriter or its designees warrants to purchase an aggregate number of shares of our common stock equal to 10% of the number of shares of common stock issued in this offering, at an exercise price per share equal to 120% of the initial public offering price (the “Underwriter Warrants”). The Underwriter Warrants and the underlying shares of common stock will not be exercised, sold, transferred, assigned, or hypothecated or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the Underwriter Warrants by any person for a period of 180 days from the effective date of the registration statement for this offering in accordance with FINRA Rule 5110.  The Underwriter Warrants will expire on the fifth anniversary of the effective date of the registration statement for this offering.

Right of First Refusal

In connection with this offering, we granted the Representative a right of first refusal, subject to completion of this offering, until _____, 2021 to act as (1) financial advisor in connection with any review of strategic alternatives, including any merger and acquisition advisory work, (2) a significant book runner in connection with any public offering of debt or equity or equity-linked securities and (3) initial purchaser and/or placement agent in any private offering of equity or equity-linked securities or other capital markets financing.

Stabilization

In accordance with Regulation M under the Exchange Act, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including short sales and purchases to cover positions created by short positions, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making.

●
Short positions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares or purchasing shares in the open market.

●	Stabilizing transactions permit bids to purchase the underlying security as long as the stabilizing bids do not exceed a specific maximum price.

●
Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. If the underwriters sell more shares than could be covered by the underwriters’ option to purchase additional shares, thereby creating a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●
Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

●
In passive market making, market makers in our common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchase shares of our common stock until the time, if any, at which a stabilizing bid is made.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on Nasdaq or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the Representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Indemnification

We have agreed to indemnify the underwriter against all losses, claims, damages, expenses and liabilities, as the same are incurred (including the reasonable fees and expenses of counsel), relating to or arising out of the offering, undertaken in good faith.

Discretionary Accounts

The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the shares of our common stock being offered in this offering.

IPO Pricing

Prior to the completion of this offering, there has been no public market for our common stock. The initial public offering price has been negotiated between us and the Representative. Among the factors considered in these negotiations are: the history of, and prospects for, us and the industry in which we compete; our past and present financial performance; an assessment of our management; the present state of our development; the prospects for our future earnings; the prevailing conditions of the applicable United States securities market at the time of this offering; previous trading prices for our common stock in the private market and market valuations of publicly traded companies that we and the Representative believe to be comparable to us.

Lock-Up Agreements

We have agreed that for a period of six months after the date of the effectiveness of this prospectus, we will not, without the prior written consent of the Representative, which may be withheld or delayed in its sole discretion:

●
offer, pledge, sell, contract to sell, contract to purchase, or purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer, directly or indirectly, any of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or file any registration statement under the Securities Act with respect to any of the foregoing; or

●	enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of any of our common stock,

whether any such transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise. The prior sentence will not apply to (i) the shares to be sold pursuant to the underwriting agreement, (ii) any shares of our common stock issued by us upon the exercise of an option or other security outstanding on the date hereof, (iii) such issuances of options or grants of restricted stock or other equity-based awards under our 2018 Incentive Compensation Plan and the issuance of shares issuable upon exercise of any such equity-based awards, and (iv) the filing by us of registration statements on Form S-8.

Each of our stockholders, directors and our executive officers has agreed that for a period ending six months after the date of the effective of this prospectus, none of them will, without the prior written consent of the Representative which may be withheld or delayed in the Representative’s sole discretion:

●
offer, pledge, sell, contract to sell, contract to purchase, or purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for our common stock owned directly by such director or executive officer or with respect to which such director or executive officer has beneficial ownership; or

●
enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our common stock, whether any such transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

Notwithstanding the prior sentence, subject to applicable securities laws and the restrictions contained in our charter, our directors and executive officers may transfer our securities: (i) pursuant to the exercise or conversion of our securities, including, without limitation, options and warrants; (ii) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth above; (iii) to any trust for the direct or indirect benefit of such director or executive officer or the immediate family of such director or executive officer, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth above; (iv) pursuant to any transfer required under any benefit plans or our charter or bylaws; (v) as required by participants in our 2018 Incentive Compensation Plan stock incentive plan in order to reimburse or pay federal income tax and withholding obligations in connection with vesting of restricted stock grants or the exercise of stock options or warrants; or (vi) in or in connection with any merger, consolidation, combination or sale of all or substantially all of our assets or in connection with any tender offer or other offer to purchase at least 50% of our common stock.

 Notwithstanding the foregoing, nothing shall prevent our directors or executive officers from, or restrict their ability to, (i) purchase our securities in a public or private transaction, or (ii) exercise or convert any options, warrants or other convertible securities issued to or held by such director or executive officer, including those granted under our 2018 Incentive Compensation Plan.

Other Relationships

The Representative may in the future provide us and our affiliates with investment banking and financial advisory services for which the Representative may in the future receive customary fees. The Representative may release, or authorize us to release, as the case may be, the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in the offering. The Representative may allocate a number of shares to the underwriters and selling group members, if any, for sale to their online brokerage account holders. Any such allocations for online distributions will be made by the representative on the same basis as other allocations.

Listing

In connection with this offering, we intend to apply to have our common stock listed on the Nasdaq Capital Market under the symbol HFEN. There is no assurance, however, that our common stock will be listed on the Nasdaq Capital Market or any other national securities exchange.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Direct Transfer, Morrisville, North Carolina.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Section 145 of the Delaware General Corporation Law, as amended, authorizes us to indemnify any director or officer under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorney’s fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which a person is a party by reason of being one of our directors or officers if it is determined that such person acted in accordance with the applicable standard of conduct set forth in such statutory provisions. Our certificate of incorporation contains provisions relating to the indemnification of director and officers and our by-laws extend such indemnities to the full extent permitted by Delaware law. We may also purchase and maintain insurance for the benefit of any director or officer, which may cover claims for which we could not indemnify such persons.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

LEGAL MATTERS

Olshan Frome Wolosky LLP, New York, New York, as our counsel, will pass upon the validity of the issuance of the shares of our common stock being offered by this prospectus. __________ is acting as counsel for the underwriter in connection with this offering.

EXPERTS

The consolidated financial statements of HF Enterprises Inc. as of December 31, 2017 and 2016 and for each of the two years in the period ended December 31, 2017 included in this prospectus and in this registration statement have been so included in reliance on the report of Rosenberg Rich Baker Berman, P.A., an independent registered public accounting firm, appearing elsewhere herein and in this registration statement, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments to the registration statement) under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the shares of our common stock to be sold in this offering, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other documents to which we make reference are not necessarily complete. In each instance, we refer you to the copy of such contract, agreement or other document filed as an exhibit to the registration statement.

Following this offering, we will be subject to the reporting and information requirements of the Exchange Act and, as a result, we will file annual, quarterly and current reports, and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Copies of all or any part of the registration statement may be obtained from the SEC’s offices upon payment of fees prescribed by the SEC. The SEC maintains an internet site that contains periodic and current reports, information statements and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

We will provide a copy of our annual report to stockholders, including our audited consolidated financial statements, at no charge upon written request sent to HF Enterprises Inc., 4800 Montgomery Lane, Suite 210, Bethesda, Maryland 20814. Our corporate website is located at http://www.hfenterp.com. The information on, or that can be accessed through, our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus.

HF Enterprises Inc. and Subsidiaries
Table of Contents
For Six Months Ended June 30, 2018 and 2017

HF Enterprises Inc. and Subsidiaries
Consolidated Balance Sheets

	June 30,	December 31,
	2018	2017
	(Unaudited)
Assets:
Current Assets
Cash	697,458	1,221,074
Restricted Cash	2,704,948	2,695,705
Trade Receivables	654,088	1,161,158
Prepaid Expenses	109,787	127,288
Inventory	163,303	63,853
Investment Securities	1,475,699	3,736,016
Other Investments	340,885	366,740
Deposits	23,603	23,603
Total Current Assets	6,169,771	9,395,437
Real Estate
Properties under Development	$49,518,493	$52,219,636
Real Estate Held For Sale	136,248	136,248
Total Real Estate	49,654,741	52,355,884
Fixed Assets, Net	96,933	115,231
Total Assets	$55,921,446	$61,866,553

Liabilities and Stockholders' Equity:
Current Liabilities:
Accounts Payable and Accrued Expenses	$6,076,998	$5,317,233
Tenant Security Deposits	1,225	2,625
Notes Payable, Net of Debt Discount of of $105,208 and $140,277
on June 30, 2018 and December 31, 2017, respectively	7,037,866	9,715,917
Total Current Liabilities	13,116,089	15,035,775
Long-Term Liabilities:
Builder Deposits	4,442,848	5,356,718
Notes Payable - Related Parties	9,181,051	7,384,217
Total Liabilities	26,739,988	27,776,710

Stockholders' Equity:
Preferred Stock, $0.001 par value; 5,000,000 shares authorized, non issued	-	-
Common Stock, $0.001 par value; 20,000,000 shares authorized; 10,001,000
shares issued and outstanding	10,001	10,001
Additional Paid In Capital	52,262,196	52,275,731
Accumulated Deficit	(32,742,903)	(29,384,481)
Accumulated Other Comprehensive Loss	(195,977)	(370,488)
Total Stockholders' Equity	19,333,318	22,530,763
Non-controlling Interests	9,848,140	11,559,079
Total Stockholders' Equity	29,181,458	34,089,843

Total Liabilities and Stockholders' Equity	$55,921,446	$61,866,553

See accompanying notes to consolidated financial statements

HF Enterprises Inc. and Subsidiaries
Consolidated Statements of Operations and Comprehensive Loss
For the Six Months Ended June 30, 2018 and 2017
(Unaudited)

	2018	2017
Revenue
Property	$6,220,022	$2,651,794
Biomedical	1,399,017	1,765,499
Others	124,999	34,090
	7,744,038	4,451,383
Operating Expenses
Cost of Sales	6,837,691	3,791,633
Marketing	101,331	114,551
General and Administrative	2,997,494	3,076,060
Research and Development	430,043	334,174
	10,366,559	7,316,418

Loss From Operations	(2,622,521)	(2,865,035)

Other Incomes (Expenses)
Interest Incomes	12,170	13,584
Interest Expenses	(59,463)	(57,524)
Unrealized (Loss) Gain on Securities Investment	(2,253,590)	41,689
Accrued Tax Expense	(251,942)	(448,483)
Foreign Exchange Transation Loss	(54,321)	(130,241)
Other Income	88,355	53,356
Other Expense		(49,930)
	(2,518,791)	(577,549)

Loss Before Income Taxes	(5,141,312)	(3,442,584)

Income Tax	-	-

Net Loss	(5,141,312)	(3,442,584)

Other Comprehensive Income (Loss), Net
Foreign Currency Translation Adjustment	864,946	(1,581,083)
Comprehensive Loss	(4,276,366)	(5,023,667)

Comprehensive Loss Attributable to Non-controlling Interests	(1,515,708)	(1,763,517)

Comprehensive Loss Attributable to Common Stockholders	$(2,760,658)	$(3,260,150)

Comprehensive Loss Per Share - Basic and Diluted	$(0.28)	$(0.33)

Weighted Average Common Shares Oustanding - Basic and Diluted	10,001,000	10,001,000

See accompanying notes to consolidated financial statements.

HF Enterprises Inc. and Subsidiaries
Statements of Stockholders’ Equity
For the Six Months Ended June 30, 2018
(Unaudited)

	Preferred Stock		Common Stock
	Shares	Par Value $0.001	Shares	Par Value $0.001	Additional Paid in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Non-controlling Interests	Total Stockholders Equity

Balance at December 31, 2017			10,001,000	$10,001	$52,275,731	$(370,488)	$(29,384,481)	$11,559,079	$34,089,843

Merger Reserve					(13,535)			(6,050)	(19,585)

Foreign Currency Translations						174,511		78,001	252,511

Net loss							(3,358,422)	(1,782,890)	(5,141,312)

Balance at June 30,2018			10,001,000	$10,001	$52,262,196	$(195,977)	$(32,742,903)	$9,848,140	$29,181,458

See accompanying notes to consolidated financial statements.

HF Enterprises Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For the Six Months Ended June 30, 2018 and 2017
(Unaudited)

	2018	2017
Cash Flows From Operating Activities
Net Loss	(5,141,312)	(3,442,584)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	18,298	49,280
Amortization of Debt Discount	25,056	25,207
Unrealized Loss (Gain) on Investment Securities	2,253,590	(41,689)
Loss Reserve for Investment	25,855	-
Merger Reserve Adj	(19,585)	-
Changes in Operating Assets and Liabilities
Real Estate	2,736,212	(1,058,967)
Trade Receivables	507,070	(739,676)
Prepaid Expenses	17,501	(702)
Inventory	(99,450)	(107,192)
Accounts Payable and Accrued Expenses	453,502	469,673
Tenant Security Deposits	(1,400)	-
Accrued Tax Expense	251,942	448,483
Foreign Exchange Transaction Loss	54,321	130,241
Builder Deposits	(913,870)	(145,705)
Net Cash Provided by (Used in) Operating Activities	167,730	(4,413,631)

Cash Flows From Investing Activities
Purchase of Fixed Assets	-	(45,590)
Other Investment	-	(207,276)
Net Cash Used In Investing Activities	-	(252,866)

Cash Flows From Financing Activities
Proceeds from Issuance of Ordinary Shares	-	4,749,800
Share Issuing Expenses	-	(93,500)
Proceeds from Notes Payable	-	781,557
Repayments to Note Payable	(2,729,299)	-
Financing Fees Paid	-	(110,000)
Net Proceeds from Notes Payable - Related Parties	1,796,834	-
Net Cash (Used In) Provided By Financing Activities	(932,465)	5,327,857

Net (Decrease) Increase in Cash and Restricted Cash	(764,735)	661,360
Effects of Foreign Currency Translation on Cash	250,362	(240,481)

Cash and Restricted Cash - Beginning of Years	3,916,779	5,319,113
Cash and Restricted Cash - End of Periods	$3,402,406	$5,739,992

Supplementary Cash Flow Information
Cash Paid For Interest	$211,075	$571,670

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Convert Related Party Loan to Common Stock	$-	$11,156,003
Amortization of Debt Discount Capitalized	$35,069	$189,800

  See accompanying notes to consolidated financial statements.

HF Enterprises Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1.
NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

HF Enterprises Inc. (the “Company”) was incorporated in the State of Delaware on March 7, 2018. HF Enterprises Inc. is a diversified holding company principally engaged in property development, digital transformation technology, biohealth and other related business activities with operations in the United States, Singapore, China, Hong Kong and Australia. The Company manages its four principal businesses primarily through our 69.11% owned subsidiary, Singapore eDevelopment Ltd. (“SeD Ltd”), a public Singapore Stock Exchange traded company.

For management purposes, the Company is organized into business units based on their products and services, and has three operating segments as follows:

(a)
Property Development Business, which includes actively acting as a developer for property projects and investing in property development projects;

(b)
Digital Transformation Technology which is committed to transforming old businesses to reflect the new economics of business through technologies in communications, data protection, blockchain, ecommerce and digital solutions;

(c)
Biohealth business, which is committed to both funding research and developing and selling healthy products.

Basis of Presentation

The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP) and following the requirements of the Securities and Exchange Commission ("SEC") for interim reporting. As permitted under those rules, certain footnotes or other financial information that are normally required by US GAAP can be condensed or omitted. These interim financial statements have been prepared on the same basis as the Company's annual financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, which are necessary for a fair statement of the Company's financial information. These interim results are not necessarily indicative of the results of be expected for the year ending December 31, 2018 or any other interim period or for any other future year. These unaudited condensed consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and the notes thereto for the year ended December 31, 2017, as filed with the SEC.

The balance sheet as of December 31, 2017 has been derived from audited financial statements at that date but does not include all of the information required by U.S. GAAP for complete financial statements.

The consolidated financial statements include all accounts of the Company and its majority owned and controlled subsidiaries. The Company consolidates entities in which it owns more than 50% of the voting common stock and controls operations. All intercompany transactions and balances among consolidated subsidiaries have been eliminated.

On October 1, 2018, 100% of Hengfai International Pte. Ltd. (“Hengfai International”) was transferred from Heng Fai Chan, a director of the Company, to the Company by exchanging 8.5 million shares of the Company, a transaction (the “Merger”) that only includes stock exchanges and does not involve any other considerations. Hengfai International holds 100% of Hengfai Business Development Pte. Ltd. (Hengfai Business Development”), which holds 761,185,294 shares of SeD Ltd and 359,834,471 warrants. Both Hengfai International and Hengfai Business Development are holding companies without business operations.

Both SeD Ltd and the Company are directly or indirectly controlled by Fai Chan.

The determination of the accounting acquirer in this Merger was based on a review of the pertinent facts and circumstances. The identification of the acquiring entity in this instance is subjective and was based on a number of factors outlined in ASC 805-10-55-12 and ASC 805-10-55-13, which are as follows:

● the relative voting rights in the combined entity after the business combination;

● the existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest;

● the composition of the governing board of directors of the combined entity;

● the composition of the senior management of the combined entity;

● the terms of the exchange of equity interests;

● the relative size of each entity;

● which party initiated the transaction; and

● other qualitative factors.

After consideration of the factors outlined above, it was determined that SeD Ltd was the accounting acquirer in this transaction based on the following:

● Until the Closing, the Company had no business operations. The relative size of the entities (e.g. revenues, assets, debts and equities) indicated that SeD Ltd was more significant, leading to the conclusion that this criterion favored SeD Ltd as the accounting acquirer.

● Immediately following the Merger, the Chairman of SeD Ltd’s board, Fai Chan, is still the chairman of the Company’s board, leading to the conclusion that this criterion favored SeD Ltd as the accounting acquirer.

● Immediately following the consummation of the Merger, SeD Ltd management team members comprised all of the senior management positions of the combined company.

Since SeD Ltd is the acquiring entity for accounting purposes, the financial statements for all periods up to and including the October 1, 2018 Merger date are the financial statements of the entity that is now our subsidiary, SeD Ltd. The financial statements for all periods subsequent to the October 1, 2018 Merger date are the consolidated financial statements of the Company and SeD Home.

Principles of Consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries at the end of the reporting period. The financial statements of the subsidiaries used in the preparation of the consolidated financial statements are prepared for the same reporting date as the Company. Consistent accounting policies are applied to like transactions and events in similar circumstances.

All intercompany balances, income and expenses and unrealized gains and losses resulting from intra-group transactions and dividends are eliminated in full.

Non-controlling interests

Non-controlling interests represents the equity in subsidiary not attributable, directly or indirectly, to owners of the Company, and are presented separately in the Consolidated Statements of Operations and Comprehensive Income, and within equity in the consolidated balance sheets, separately from equity attributable to owners of the Company.

On June 30, 2018 and December 31, 2017, the aggregate non-controlling interests in the Company were $9,848,140 and $11,559,079, respectively, which is separately disclosed on the Consolidated Balance Sheets.

Investments

Equity method investments - We use the equity method to account for investments in companies over which we have the ability to exercise significant influence, but not control, over operating and financial policies of the investee.  Under the equity method of accounting, the investment is initially recorded at cost, then the Company’s proportional share of investee’s underlying net income or loss is recorded as a component of “other income” with a corresponding increase or decrease to the carrying value of the investment. Distributions received from the investee reduce the Company’s carrying value of the investment. These investments are evaluated for impairment if events or circumstances arise that indicate that the carrying amount of such assets may not be recoverable. No impairment was recognized for the Company’s equity method investment during the years presented. Judgment regarding the level of influence over each equity method investment includes considering key factors such as our ownership interest, representation on the board of directors, participation in policy-making decisions and material intercompany transactions.

Cost method investments – We use cost method to account for investments which the Company has little or no influence over the investee. Our cost method investments are reported at cost and are included in other assets. Dividend income received, if any, is reported in other income. Our cost method investments are assessed for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable.

Fair value Method investments – We use fair value method to account for investment in marketable equity, usually holding less than 20% common shares of the investee, if the investment has little or no influence over the investee. These investments are free of trading restrictions as “available-for-sale” and carried at fair value based on quoted market prices or other readily available market information. Bothe realized and unrealized gains or losses are recognized as other income or expense in consolidated statements of operations.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements. Actual results could differ from those estimates.

Financial Instruments

The Company adopted ASU 2016-01 and ASU 2018-03 to address the recognition, measurement, presentation and disclosure of financial instruments. As a result of the adoption of this guidance the change in the fair value of the Company’s equity investments is recognized in the consolidated statements of operations rather than the consolidated statements of comprehensive income.

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying amount of the Company’s short-term financial instruments approximates fair value due to the relatively short period to maturity for these instruments.

If the market for a financial instrument is not active, the Company establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs. Where fair value of unquoted instruments cannot be measured reliably, fair value is determined by the transaction price.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents. Cash and cash equivalents include cash on hand and at bank and short-term deposits with financial institutions that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in values.

Restricted Cash

As a condition to the loan agreement with The Union Bank, the Company is required to maintain a minimum of $2,600,000 in an interest-bearing account maintained by the lender as additional security for the loans. The funds will remain as collateral for the loans until the loans are paid off in full.

On June 30, 2018 and December 31, 2017, cash and cash equivalents approximately $15,000 and $30,000 held in People’s Republic of China were subject to local exchange control regulations. These regulations place restriction on the amount of currency being exported other than through dividends.

Trade and Other Receivables, Net

Trade and other receivables include all receivables from buyers, contractors and all third parties. The allowance for doubtful accounts represents an estimate of the losses expected to be incurred. Different segments in the Company have different accounting policy to decide their allowance. Generally, the amount of allowance is primarily decided by management’s historical experiences, the delinquency trends, the resolution rates, the aging of receivables, the credit quality indicators and financial health of specific customers. We consider all available information in our monthly assessments of the adequacy of the allowance for doubtful accounts.

Property, Equipment and Depreciation

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is recognized from the date that the property, plant and equipment are installed and are ready to use.

Depreciation is computed utilizing the straight-line method over their estimated useful lives as follows:

Office and computer equipment	3 - 5 years
Furniture and fixtures	3 - 5 years
Vehicles	10 years

The cost of property and equipment includes expenditures that are directly attributable to the acquisition of the items. Dismantlement, removal or restoration costs are included as part of the cost of property, plant and equipment if the obligation for dismantlement, removal or restoration is incurred as a consequence of acquiring or using the asset.

Subsequent expenditure relating to property and equipment that have been recognized is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the standard of performance of the asset before the expenditure was made, will flow to the Company and the cost can be reliably measured. Other subsequent expenditures are recognized as expense during the financial year in which they are incurred.

Depreciation methods, useful lives and residual values are reviewed, and adjusted as appropriate, at end of each reporting period as a change in estimates.

Upon disposal, the difference between the proceeds and its carrying amount is recognized in profit or loss.

Real Estate Assets

Real estate assets are recorded at cost, except when real estate assets are acquired that meet the definition of a business combination in accordance with Financial Accounting Standards Board (“FASB”) ASC 805, “Business Combinations,” which acquired assets are recorded at fair value. Interest, property taxes, insurance and other incremental costs (including salaries) directly related to a project are capitalized during the construction period of major facilities and land improvements. The capitalization period begins when activities to develop the parcel commence and ends when the asset constructed is completed. The capitalized costs are recorded as part of the asset to which they relate and are reduced when lots are sold.

Properties held for sale

Properties for sale are acquired with the intention for sale in the ordinary course of business and are stated at the lower of cost or net realizable value. Related acquisition expense, interest and other related expenditure are capitalized as part of the cost of properties for sale. Net realizable value represents the estimated selling price less costs to be incurred in selling the property.

A property is classified as “held for sale” when all of the following criteria for a plan of sale have been met:

(1) management, having the authority to approve the action, commits to a plan to sell the property. (2) the property is available for immediate sale in its present condition, subject only to terms that are usual and customary. (3) an active program to locate a buyer and other actions required to complete the plan to sell, have been initiated. (4) the sale of the property is probable and is expected to be completed within one year or the property is under a contract to be sold. (5) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value. and (6) actions necessary to complete the plan of sale indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. When all of these criteria have been met, the property is classified as “held for sale”. “Real estate held for sale” includes El Tesoro project $136,248 on both June 30, 2018 and December 31, 2017.

It is the Company’s policy to obtain an independent third-party valuation at year end for each project to test for impairment. In addition to our annual assessment of potential triggering events in accordance with ASC 360, the Company applies a fair value based impairment test to the net book value assets on an annual basis and on an interim basis if certain events or circumstances indicate that an impairment loss may have occurred.

During the six-months ended June 30, 2018 and June 30, 2017, there is no impairment recognized.

Properties under development

Properties under development are properties being constructed for sale in the ordinary course of business, rather than to be held for the Company’s own use, rental or capital appreciation.

The costs of properties under development recognized in profit or loss on disposal are determined with reference to the specific costs incurred on the property sold and an allocation of any non-specific costs based on the relative size of the property sold.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out method and includes all costs in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

Earnings per share

The Company presents basic and diluted earnings per share data for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted-average number of ordinary shares outstanding during the year, adjusted for treasury shares held by the Company. The Company has 20,000,000 shares common stock and 5,000,000 shares preferred stock authorized, both with a par value of $0.001 per share.

Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted-average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible securities, such as stock options, convertible bonds and warrants. Due to the limited operations of the Company, there are on potentially dilutive securities outstanding on June 30, 2018 and December 31, 2017.

Trade and other payables

Trade and other payables are non-interest bearing and are normally settled on 30-day terms. Based on the short term nature of these liabilities, the carrying value of trade payables and other payables approximates their fair value on June 30, 2018 and December 31, 2017.

Leases

Where the Company is the lessee, operating leases are office premises’ leases where a significant portion of the risks and rewards of ownership are retained by the lessor. Payments made under operating leases are charged to profit or loss on a straight-line basis over the term of the leases. Lease incentives, if any, are recognized as an integral part of the net consideration agreed for the use of the leased asset.

Employee benefits

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus if the company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

Employee and director share option plans

Certain employees and directors of the Company receive compensation in the form of share options as consideration for services rendered. The cost of these equity-settled share-based payment transactions with employees is measured by reference to the fair value of the options at the date on which the options are granted which considers market conditions and non-vesting conditions. This cost is recognized in profit or loss, with a corresponding increase in the employee share option reserve, over the vesting period. The employee share option reserve is transferred to retained earnings upon expiry or forfeiture of the share option.

The cumulative expense recognized at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of options that will ultimately vest. The charge or credit to profit or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recognized in general and administrative expense on June 30, 2018 and December 31, 2017.

Foreign currency

Functional and presentation currency

Items included in the financial statements of each entity in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The financial statements of the Company are presented in US dollar, which is also the functional currency of the Company.

Conversion of foreign currencies

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions.

At the end of the reporting period, monetary items denominated in foreign currencies are retranslated at the exchange rates prevailing at that date.

Currency translation differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing exchange rates at the balance sheet date are recognized in other comprehensive income. Currency translation differences that arise from borrowings in foreign currencies and other currency instruments designated and qualifying as net investment hedges and net investment in foreign operations are recognized in other comprehensive income and accumulated in the foreign currency translation reserve in the consolidated financial statements and transferred to profit or loss as part of the gain or loss on disposal of the foreign operation.

Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the exchange rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Translation of consolidated entities’ financial statements

The results and financial position of all the entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●
Assets and liabilities are translated at the closing exchange rates at the end of the reporting period;
●
Income and expenses for each statement presenting profit and loss and other comprehensive income (i.e. including comparatives) shall be translated at exchange rates at the dates of the transactions; and
●
All resulting exchange differences are recognized in other comprehensive income and accumulated in the foreign currency translation reserve.

Revenue Recognition and Cost of Sales

Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers ("ASC 606"), establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. The Company adopted this new standard on January 1, 2018 under the modified retrospective method. The adoption did not have a material effect on our financial statements.

In accordance with ASC 606, revenue is recognized when a customer obtains control of promised goods or services. The amount of revenue recognized reflects the consideration to which we expect to be entitled to receive in exchange for these goods or services. The provisions of ASC 606 include a five-step process by which we determine revenue recognition, depicting the transfer of goods or services to customers in amounts reflecting the payment to which we expect to be entitled in exchange for those goods or services. ASC 606 requires us to apply the following steps: (1) identify the contract with the customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, we satisfy the performance obligation.

The following represents a disaggregation of the company’s revenue recognition policies by Segments:

Real Estate

      Rental Income

The Company leased units to customers in 2017. The Company and customer enter into a lease agreement with set pricing and length. The lease usually is one year and rental price is set by considering local market price. The Company's obligation is to provide the property for lease during the term. Revenue is recognized over the life of the lease.

      Property Sales

The Company's main business is land development. The Company purchases land and develops it into residential communities. The developed lots are sold to builders (customers) for the construction of new homes. The builders sign sales contract with the Company before they take the lots. The prices and timeline are settled in the contract. The builders do the inspections to make sure all conditions/requirements in contracts are met before taking the lots. The Company recognizes revenue when lots are transferred to the builders (HUDs are executed) and ownerships are changed at the time.

      Cost of Sales of properties

Land acquisition costs are allocated to each lot based on the size of the lot comparing to the total size of all lots in the project. Development costs and capitalized interest are allocated to lots sold based on the total expected development and interest costs of the completed project and allocating a percentage of those costs based on the selling price of the sold lot compared to the expected sales values of all lots in the project.

Biomedical

      Product Direct Sales

The Company’s current revenues from biomedical business are through direct sales of biomedical products. Revenue on product sales is recognized upon shipment to the customer when risk of loss and title transfer to the customer and all other conditions required by GAAP, as promulgated by the Financial Accounting Standards Board (FASB) in Accounting Standards Codification (ASC) Section 605 Revenue Recognition, have been satisfied

Information Technology

      Software Development Income

Revenue is recognized under contract accounting due to the significant software production required, and the percentage-of-completion method was used in accordance with ASC 605-35. The Company was recognizing the percentage-of-completion based on input measures that measured directly from cost incurred, and management reviews progress-to-completion.

Income Taxes

USA Income Taxes

Income tax expense represents the sum of the income tax currently payable and deferred income tax.

Income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantially enacted by the balance sheet date.

Deferred income tax is provided in full, using the liability method, on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

Deferred tax assets and liabilities are recognized for all temporary differences, except:

-
Where the deferred tax arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction affects neither the accounting profit nor taxable profit or loss.

-
In respect of temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled by the Group and it is probable that the temporary differences will not reverse in the foreseeable future; and

-
In respect of deductible temporary differences and carry-forward of unutilized tax losses, if it is not probable that taxable profits will be available against which those deductible temporary differences and carry-forward of unutilized tax losses can be utilized.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Current and deferred income tax are recognized as income or expense in the profit or loss, except to the extent that the tax arises from a business combination or a transaction which is recognized either in other comprehensive income or directly in equity. Deferred tax arising from a business combination is adjusted against goodwill on acquisition.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same tax authorities on the same taxable entity, or on different tax entities, provided they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Deferred income tax assets and liabilities are determined based on the estimated future tax effects of net operating loss and credit carry-forwards and temporary differences between the tax basis of assets and liabilities and their respective financial reporting amounts measured at the current enacted tax rates. The differences relate primarily to net operating loss carryforward from date of acquisition and to the use of the cash basis of accounting for income tax purposes. The Company records an estimated valuation allowance on its deferred income tax assets if it is more likely than not that these deferred income tax assets will not be realized.

The Company recognizes a tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company has not recorded any unrecognized tax benefits.

The Company’s tax returns for 2017, 2016, 2015 and 2014 remain open to examination.

Income Taxes in other countries

Significant judgement is involved in determining the income taxes mainly in Singapore. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The company recognizes liabilities for expected tax issue based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Recent Accounting Pronouncements

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18), which requires that restricted cash and cash equivalents be included as components of total cash and cash equivalents as presented on the statement of cash flows. ASU 2016-18 was effective for fiscal years, and interim periods within those years, beginning after December 15, 2017 and a retrospective transition method is required. This guidance did not impact financial results, but resulted in a change in the presentation of restricted cash and restricted cash equivalents within the statement of cash flows. The Company adopted this guidance in the 2017 and 2016 Consolidated Statement of Cash Flows.

On Feb. 25, 2016, the Financial Accounting Standards Board (FASB) released Accounting Standards Update No. 2016-02, Leases (Topic 842) (the Update). The new leasing standard presents dramatic changes to the balance sheets of lessees. Lessor accounting is updated to align with certain changes in the lessee model and the new revenue recognition standard. The Company is currently evaluating the impact of this standard on the Consolidated Financial Statements.

In January 2016, the FASB issued ASU 2016-01 that amended existing guidance to address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The new guidance requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in results of operations. Additionally, certain disclosure requirements and other aspects of accounting for financial instruments changed as a result of the new guidance. In February 2018, the FASB issued ASU 2018-03 that included technical corrections and improvements to ASU 2016-01. The Company adopted the guidance in recognizing and presenting the changes of fair value of the financial instruments. The change in the fair value of the Company’s equity investments is recognized in the condensed consolidated statements of income rather than the condensed consolidated statements of comprehensive income.

In May 2014, the FASB issued accounting standard update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under previous guidance. This may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. In July 2015, the FASB approved the proposal to defer the effective date of ASU 2014-09 standard by one year. Early adoption was permitted after December 15, 2016, and the standard became effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. In 2016, the FASB issued final amendments to clarify the implementation guidance for principal versus agent considerations (ASU No. 2016-08), accounting for licenses of intellectual property and identifying performance obligations (ASU No. 2016-10), narrow-scope improvements and practical expedients (ASU No. 2016-12) and technical corrections and improvements to ASU 2014-09 (ASU No. 2016-20) in its new revenue standard. The Company has performed a review of the requirements of the new revenue standard and is monitoring the activity of the FASB and the transition resource group as it relates to specific interpretive guidance. The Company reviewed customer contracts, applied the five-step model of the new standard to its contracts, and compared the results to its current accounting practices. The adoption of this standard required increased disclosures related to the disaggregation of revenue.

Subsequent Events

The Company evaluated the events and transactions subsequent to June 30, 2018, the balance sheet date, through November 9, 2018, the date the consolidated financial statements were available to be issued.

2.
CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at various financial institutions in different countries. These balances are usually secured by the central banks’ insurance companies. At times, these balances may exceed the insurance limits. On June 30, 2018 and December 31, 2017, uninsured cash balances were $2,599,591 and $2,942,020 respectively.

NVR Inc. (“NVR”), a NYSE publicly listed US homebuilding and mortgage company, is the only purchaser of the 443 residential lots of Ballenger project. During the first six month in 2018, $6.2 million revenue of lot sales from NVR. On June 30, 2018, no trade receivables from NVR.

3.
SEGMENTS

The company is organized into three business segments: Property Development, Digital Transformation Technology and Biohealth Business. The Company’s reportable segments are determined based on the services they perform and the products they sell, not on the geographic area in which they operate. The Company’s chief operating decision maker evaluates segment performance based on segment revenue. Costs excluded from segment income (loss) before taxes and reported as “Other” consist of corporate general and administrative activities which are not allocable to the three reportable segments.

The following table reflects the selected data of operations in the 6 month ended on June 30, 2018 and 2017 and data from balance sheet on June 30, 2018 and December 31, 2017, respectively.

	Property Development	Digital Business Transformation	Biohealth Business	Others	Total
Six Month Ended on June 30, 2018
Revenue	$6,220,022	$109,905	$1,399,017	$15,094	$7,744,038
Cost of Sales	(5,569,521)	(58,163)	(1,210,007)	$-	(6,837,691)
Gross Margin	650,501	51,742	189,010	15,094	906,347
Operating Expenses	(435,845)	(314,669)	(1,552,735)	$(1,225,618)	(3,528,868)
Operating Gain (Loss)	214,655	(262,927)	(1,363,725)	(1,210,524)	(2,622,521)

Six Month Ended on June 30, 2017
Revenue	$2,651,794	$34,090	$1,765,499	$-	$4,451,383
Cost of Sales	(2,448,853)	(16,565)	(1,326,215)	-	(3,791,633)
Gross Margin	202,941	17,525	439,284	-	659,749
Operating Expenses	(611,929)	(509,031)	(1,223,549)	(1,180,275)	(3,524,785)
Operating Loss	(408,989)	(491,506)	(784,266)	(1,180,275)	(2,865,035)

June 30, 2018
Cash and Restricted Cash	$2,967,396	$82,018	$57,210	$295,782	$3,402,406
Total Assets	52,691,619	138,631	617,137	2,474,059	55,921,446
Notes payable - Net of Det Discounts	5,603,790	-	-	1,434,076	7,037,866

December 31, 2017
Cash and Restricted Cash	$3,055,188	$124,739	$213,418	$523,434	$3,916,779
Total Assets	56,020,612	171,002	644,287	5,030,652	61,866,553
Notes payable - Net of Det Discounts	8,306,897	-	-	1,409,020	9,715,917

4.
PROPERTY AND EQUIPMENT

	June 30, 2018	December 31, 2017
Vehicles	$96,492	$96,492
Computer Equipment	205,984	204,952
Furniture and Fixtures	34,408	34,408
	336,884	335,852
Accumulated Depreciation and impairment	(239,951)	(220,621)
	$96,933	$115,231

5.
 BUILDER DEPOSITS

In November 2015, SeD Maryland Development, LLC ("Maryland") entered into lot purchase agreements with NVR, Inc. ("NVR") relating to the sale of single-family home and townhome lots to NVR in the Ballenger Run Project. Based on the agreements, NVR is entitled to purchase 443 lots for a price of approximately $56M, which escalates 3% annually after June 1, 2018.

As part of the agreements, NVR provided was required to give a deposit in the amount of $5,600,000. Upon the sale of lots to NVR, 9.9% of the purchase price is taken as repaid back of the deposit. A violation of the agreements by NVR would cause NVR to forfeit the deposit. On June 30, 2018 and December 31, 2017, there were $4,442,848 and $5,056,718 outstanding, respectively.

Black Oak LP received a deposit of $300,000 from Lexington 26 LP (Colina), a building company located in Texas. In February 2018, the deposit $300,000 was refunded to Colina since both sides agreed to the changed development plan. On June 30, 2018 and December 31, 2017, there were $0 and $300,000 outstanding, respectively.

6.
NOTES PAYABLE

Revere Loan

On October 7, 2015, Black Oak LP entered into a note for $6,000,000, bearing interest at 13%, with a maturity date of October 7, 2016 with Revere High Yield Fund, LP ("Revere"). In connection with the loan, Black Oak LP incurred origination and closing fees of $524,233, which were recorded as debt discount and are amortized over the life of the loan. The loan is secured by a deed of trust on the property and a Limited Guarantee Agreement with related parties of the Company. On October 1, 2016, the loan was extended to April 1, 2017 for fees of $109,285. These fees were recorded as a debt discount under debt modification accounting are amortized over the extension period. On April 1, 2017, the loan was again extended until October 1, 2017 for a fee of $110,000. These fees were recorded as a debt discount under debt modification accounting and were amortized over the extension period. As of October 1, 2017, the loan was fully repaid and there is no outstanding principal or unamortized debt discount.

Union Bank Loan

On November 23, 2015, SeD Maryland Development LLC entered into a Revolving Credit Note with The Union Bank in the original principal amount of $8,000,000. During the term of the loan, cumulative loan advances may not exceed $26,000,000. The line of credit bears interest at LIBOR plus 3.8% with a floor rate of 4.5%. The interest rate at December 31, 2017 was 5.19%. On December 31, 2017 and 2016, the principal balance was $8,272,297 and $7,219,947, respectively. As part of the transaction, the Company incurred loan origination fees and closing fees, totaling $480,947, which were recorded as debt discount and are amortized over the life of the loan. The unamortized debt discounts were $105,208 and $140,277 at June 30, 2018 and December 31, 2017, respectively.

Beginning December 1, 2015, interest only payments are due on the outstanding principal balance. The entire unpaid principal and interest sum is due and payable on November 22, 2018, with the option of one twelve-month extension period. The loan is secured by a deed of trust on the property, $2,600,000 of collateral cash, and a Limited Guaranty Agreement with SeD Ballenger. The Company also has an $800,000 letter of credit from the Union Bank. The letter of credit is due on November 22, 2018 and bears interest at 15%. In September 2017, Maryland Development LLC and the Union Bank modified the Revolving Credit Note, which increased the original principal amount from $8,000,000 to $11,000,000 and extended the maturity date of the loan and letter of credit to December 31, 2019.

Australia Loan

SeD Perth Pty Ltd borrowed approximate $174,877 loan for land development, which is secured by the land under development as well as a pledged deposit approximate $39,000. This loan is denominated in AUD and is guaranteed by one of the directors of SeD Perth Pty Ltd. The interest rate is based on the weighted average interest rates applicable to each of the Business Markets Facility Components which ranges from 5.55% to 6.06% (2016 – 5.46% to 5.90%) per annum. The loan was repayable on January 4, 2017 but was extended until December 31, 2018.

Private Investor Loan

On November 29, 2016 SeD Home Ltd entered into three $500,000 bonds for a total of $1.5 million that are to incur annual interest at eight percent and the principal shall be paid in full on November 29, 2019. SeD Home agreed to guarantee the payment obligations of these bonds. Further, at the maturity date, the bondholders have the right to propose to acquire a property built by SeD Home, and SeD will facilitate that transaction. The proposed acquisition purchase price would be at SeD Home's cost. If the cost price is more than $1.5 million, the proposed acquirers would pay the difference, and if the cost price is below $1.5 million, the SeD Home Ltd would pay the difference in cash.

7.
RELATED PARTY TRANSACTIONS

Personal guarantees by directors

On December 31, 2017, certain directors of the Group have provided personal guarantees amounting to approximately $5,500,000 to secure external loans and borrowings from financial institutions for the Group.

Amount due to a director

During the six-month periods ended on June 30, 2018 and 2017, a director of the Company lent non-interest loans $1,796,834 and $0 for the general operations of the Company. The loans are interest free, not tradable, unsecured, and repayable on demand and by cash. The loan balance were $9,181,051and 7,384,217 on June 30, 2018 and December 31, 2017, respectively.

Purchase of subsidiary from a director

SeD Capital Pte. Ltd., a subsidiary of the Company, entered into a sale and purchase agreement on May 9, 2017 to purchase entire shares in Hengfai Asset Management Pte. Ltd. (“HFAM”) amounting to 100% of the issued and paid-up share capital of HFAM. The consideration for the acquisition of HFAM is approximate $441,780.

December 22, 2016, the SeD Ltd acquired 74,015,730 shares representing 99.96% of the outstanding shares of SeD Intelligent Home Inc, an Over-The-Counter (“OTC”) company from Cloudbiz International Pte. Ltd. (“Cloudbiz”) for a cash consideration of approximate $68,000. Mr Chan Heng Fai, an Executive Director and the Chief Executive Officer of the Company, is the ultimate beneficial owner of Cloudbiz.

Notes Payable

On August 24, 2015, Hengfai Business Development Pte. Ltd. (“HBD”), a substantial shareholder of the SeD Ltd and a wholly-owned company by Mr. Chan Heng Fai, CEO, executive director and a controlling shareholder of the Company, provided a loan with $15 million credit limit to the Company. On September 30, 2015, $10.5 million was drawn and used to finance the land purchase by a subsidiary. The loan was unsecured, repayable upon demand and interest-free. In 2016, this loan was assigned from a wholly owned subsidiary of SeD Ltd to SeD Ltd with its maturity date extended to December 31, 2017. On April 5, 2017, the entire HBD loan of $10.5 million was converted into 372,855,000 ordinary shares of SeD Ltd at an issue price of approximately $0.03 per share and SeD Ltd also issued 1,864,275,000 free detachable warrant at an exercise price Singapore approximately $0.036 to HBD.

Management Fees

Black Oak LP is obligated under the Limited Partnership Agreement (as amended) to pay a $6,500 per month management fee to Arete Real Estate and Development Company (Arete), a related party through common ownership and $2,000 per month to American Real Estate Investments LLC (AREI), a related party through common ownership. Arete is also entitled to a developer fee of 3% of all development costs excluding certain costs. The fees are to be accrued until $1,000,000 is received in revenue and/or builder deposits relating to the Black Oak Project.

On December 31, 2017, the Company had $314,630 owed to Arete and $48,000 to AREI in accounts payable and accrued expenses.

On April 26, 2018, SeD Development USA, Arete and AREI reached an agreement to terminate the terms related to management fees and developer fees in the Limited Partnership Agreement. Per the terms of the termination agreement, Black Oak LP owes Arete $300,000 and AREI $30,000, which will remain outstanding until Black Oak LP has obtained $4,000,000 from district reimbursement revenue. The reduction of the accruals was offset against Real Estate on the balance sheet.

SeD Maryland Development LLC was obligated under the terms of a Project Development and Management Agreement with MacKenzie Development Company LLC ("MacKenzie") and Cavalier Development Group LLC ("Cavalier") (together, the Developers) to provide various services for the development, construction and sale of the Project. Mackenzie is partially owned by a family member of a Director of a subsidiary of the Company. The developers were entitled to certain fees based on time and performance related milestones. The Company incurred fees with MacKenzie of $0 and $48,000 for the six months ended June 30, 2018 and 2017, respectively. These fees were capitalized as part of Real Estate on the balance sheet. There were no amounts owed to this related party at June 30, 2018 or December 31, 2017. On September 15, 2017, MacKenzie assigned its rights and obligations under the Project Development and Management Agreement to Adams-Aumiller Properties, LLC.

MacKenzie Equity Partners, owned by a Charlie MacKenzie, a Director of the Company, has a consulting agreement with the Company since 2015. Per the current terms of the agreement, as amended on January 1, 2018, the Company pays a monthly fee of$15,000 with an additional $5,000 per month to be paid when the property development cashflow milestones have been met. The Company incurred expenses of $90,000 and $102,930 for the six months ended June 30, 2018 and 2017, respectively, which were capitalized as part of Real Estate on the balance sheet as the services relate to property and project management. There were no amounts owed to this related party at June 30, 2018 or December 31, 2017.

Consulting Services

A law firm, owned by Conn Flanigan, a Director of the Company, performs consulting services for the Company. The Company incurred expenses of $64,030 and $51,200 for the six months ended June 30, 2018 and 2017, respectively. On June 30, 2018 and December 31, 2017, the Company owed this related party $8,000 and $17,730, respectively

8.
INVESTMENTS MEASURED BY FAIR VALUE

Financial assets and liabilities are measured at fair value and the fair value hierarchy prioritizes the inputs used to measure fair value into three levels:

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3: unobservable inputs for the asset or liability.

Practical Expedient – Investments for which fair value is measured at net asset value per share (or its equivalent). Due to the inherent uncertainty of these estimates, these values may differ materially from the values that would have been used had a ready market for these investments existed. Investments that are included in this category generally include private fund investment structures without quoted prices.

The following table shows the asset investments measured by fair value with different levels on June 30, 2018 and December 31, 2017:

June 30, 2018	Level 1	Level 2	Level 3	Total

Investment Stocks ( quoted)	$1,475,699	$-	$-	$1,475,699

Other Investments	$-	$-	$50,000	$50,000
	$1,475,699	$-	$50,000	$1,525,699

December 31, 2017	Level 1	Level 2	Level 3	Total

Investment Stocks ( quoted)	$3,736,016	$-	$-	$3,736,016

Other Investments	$-	$-	$50,000	$50,000
	$3,736,016	$-	$50,000	$3,786,016

Level 1

The publicly trading stocks held by the Company.

Level 3

Other investments: $50,000 investment in the convertible promissory note of Sharing Services, Inc (“Sharing Services”), a company listed on US OTC market. The value of the convertible note was estimated by the management same as the investment cost on June 30, 2018 and December 31, 2017.

In addition to the assets included in the table above, the Company also holds an investment $290,885 and $316,740 in certain Mutual Funds on June 30, 2018 and December 31, 2017, respectively. These investments were valued by using the Practical Expedient.

9.
COMMITMENTS AND CONTINGENCIES

Commercial leases

The Company has entered into commercial leases relating to the rental of office premises. These leases have tenure of between one and three years with a renewal option. The Company is restricted from subleasing the office premises to third parties without prior written consent of the landlord. Future minimum lease payments under the operating lease at the end of the reporting period are as follows:

As of June 30, 2018:

2018 (Remaining)	142,464
2019	137,080
2020	96,924
After 2020	0
Total	$376,468

The rents recognized as expenses in profit or loss for the six months ended June 30, 2018 and 2017 were $136,358 and $151,962, respectively

Lots Sales Agreement

In November 2015, SeD Maryland Development LLC completed the $15.7 million acquisition of Ballenger Run, a 197-acre land sub-division development located in Frederick County, Maryland. Previously, on May 28, 2014, the RBG Family, LLC entered into the Assignable Real Estate Sales Contract with NVR by which RBG Family, LLC would sell the 197 acres for $15,000,000 to NVR. On December 10, 2014, NVR assigned this contract to SeD Maryland Development, LLC in the Assignment and Assumption Agreement and entered into a series of Lot Purchase Agreements by which NVR would purchase 443 subdivided residential lots from SeD Maryland Development, LLC.  Until June 30, 2018, NVR has purchased 92 lots.

On February 19, 2018, SeD Maryland Development, LLC entered into a contract to sell the Continuing Care Retirement Community Assisted Independent Living parcel to Orchard Development Corporation. It was agreed that the purchase price for the 5.9-acre lot would be $2,900,000 with a $50,000 deposit. It was also agreed that Orchard Development Corporation would have the right to terminate the transaction during the feasibility study period, which would last through May 30, 2018, and receive a refund of its deposit. On April 13, 2018, Orchard Development Corporation indicated that it would not be proceeding with the purchase of the CCRC parcel. The Company is seeking to find alternative purchasers for the CCRC parcel.

On July 3, 2018, 150 CCM Black Oak, Ltd., a Texas limited partnership, entered into a Purchase and Sale Agreement (the “Purchase and Sale Agreement”) with Houston LD, LLC for the sale of 124 lots located at its Black Oak project. Through certain subsidiaries, SeD Intelligent Home Inc. (the “Company”) owns 150 CCM Black Oak, Ltd.

The closing of the transactions contemplated by the Purchase and Sale Agreement was subject to Houston LD, LLC completing due diligence to its satisfaction. Houston LD, LLC was entitled to cancel or terminate the Purchase and Sale Agreement at any time during a forty-five (45) day inspection period. By the mutual agreement of the parties, such inspection period was extended. Houston LD, LLC delivered a $50,000 deposit, followed by a second, $100,000 deposit.

On October 12, 2018, 150 CCM Black Oak, Ltd. entered into an Amended and Restated Purchase and Sale Agreement (the “Amended and Restated Purchase and Sale Agreement”) for these 124 lots. The purchase price remains $6,175,000.

Following the execution of the Amended and Restated Purchase and Sale Agreement, Houston LD, LLC has delivered an additional $100,000 deposit, bringing the aggregate earnest money deposit to $250,000. Such deposit is non-refundable unless 150 CCM Black Oak, Ltd. defaults. Under the Purchase and Sale Agreement, the closing of the purchase of these lots was contemplated to occur within thirty (30) days of the completion of this inspection period; under the Amended and Restated Purchase and Sale Agreement, such closing is now contemplated to occur within ten (10) days of the first to occur of the following: (i) a sixty (60) day pre-closing period, which may be extended for an additional thirty (30) days; or (ii) the completion of certain enumerated requirements. Such closing remains subject to certain closing conditions.

10.
CORPORATE GUARANTEES

The SeD Ltd and its subsidiaries have provided the following guarantees as at the end of the reporting period:

-
The indemnities on performance bonds for various projects were $109,000 and $109,000 at June 30, 2018 and in December 31, 2017;

-
On June 30, 2018 and December 31, 2017, total guarantees were $10,023,000 in relation to $1.5 million corporate bonds issued by SeD Home Limited, a subsidiary in Hong Kong, to non-related parties.

11.
DIRECTORS AND EMPLOYEES’ BENEFITS

Stock Option plans HFE

The Company reserves 500,000 Shares under the Incentive Compensation Plan for high-quality executives and other employees, officers, directors, consultants and other persons who provide services to the Company or its Related Entities by enabling such persons to acquire or increase a proprietary interest in the Company in order to strengthen the mutuality of interests between such persons and the Company’s shareholders, and providing such persons with performance incentives to expend their maximum efforts in the creation of shareholder value. As of June 30, 2018 and December 31, 2017, there have been no options granted.

Stock Option plans SeD Ltd

SeD Ltd approved a Stock Option Scheme on November 20, 2013. Employees, Executive Directors, and Non-Executive Directors (including the Independent Directors) are eligible to participate in the Scheme. The subscription price of the option may be set at a price equal to the average of the closing market prices over a period of five consecutive market days immediately prior to the relevant date of grant (“Market Price”) or at a discount of up to 50% of Market Price. Options granted at Market Price may be exercised in whole or in part after 12 months from the relevant date of grant and options granted at a discount may only be exercised after 24 months from the relevant date of grant. All options expire after 5 years, from the date of grant, for Non-Executive Directors (including independent directors) and 10 years for Executive Directors and employees. Options shall be forfeited if the option holder ceases to be an employee or director.

On June 30, 2018 and December 31, 2017, the total number of outstanding share options granted by the SeD Ltd to the directors was1,592,000. In the six months ended on June 30, 2018, no share options were issued or forfeited. The weighted average exercise prices (“WAEP”) was $0.09 at June 30, 2018 and December 30, 2017. The fair value of the share options granted under the Scheme is estimated at the grant date using a Black-Scholes option pricing model, considering the terms and conditions upon which the share options were granted.

12.
SUBSEQUENT EVENTS

Black Oak Reimbursement from District 17

On July 20, 2018, Black Oak LP received $4,592,079 reimbursement from the Harris County Improvement District 17 (“HC17”) for previous construction costs incurred in the land development. Of this amount, $1,650,000 will remain on deposit in the District's Capital Projects Fund for the benefit of Black Oak LP and will be released upon receipt of the evidence of the: (a) execution of a purchase agreement between Black Oak LP and a home builder with respect to the Black Oak development and (b) of the completion, finishing and making ready for home construction of at least 105 unfinished lots in the Black Oak development.

Purchase of Minority Interest of Black Oak LP

On July 23, 2018, SeD Development USA, LLC, a wholly owned subsidiary of the Company, entered into two Partnership Interest Purchase Agreements through which it purchased an aggregate of 31% of Black Oak LP for total $60,000. Regarding the potential future reimbursement proceeds, if and when Black Oak LP should receive at least $15 million in net reimbursement receivable proceeds from HC17 and/or Aqua Texas, Inc. (net of any expenses Harris County Improvement District 17 and/or Aqua Texas, Inc. may deduct), Black Oak LP shall pay Fogarty Family Trust II, one of two previous partners of Black Oak LP, an amount equal to 10% of the net reimbursement receivable proceeds received from HC17 and/or Aqua Texas, Inc. that exceeds $15 million; provided however, this obligation shall only apply to reimbursement revenue received on or before December 31, 2025. Prior to the Partnership Interest Purchase Agreements, the Company owned and controlled Black Oak LP through its 68.5% limited partnership interest and its ownership of the General Partner, 150 Black Oak GP, Inc, a 0.5% owner in Black Oak LP. As a result of the purchase, the Company, through its subsidiaries, now owns 100% of Black Oak LP.

Black Oak LP Paid off owed management and developer fees

On April 26, 2018, SeD Development USA, Arete and AREI reached an agreement to terminate the terms related to management fees and developer fees in the Limited Partnership Agreement. Per the terms of the termination agreement, Black Oak LP owes Arete $300,000 and AREI $30,000, which will remain outstanding until Black Oak LP has obtained $4,000,000 from district reimbursement revenue. The reduction of the accruals was offset against Real Estate on the balance sheet. On July 20, 2018, Black Oak LP received $4,592,079 district reimbursement and all these accrued fees were paid.

Ballenger multifamily lots sold

Pursuant to a lot purchase agreement dated July 20, 2016, SeD Maryland Development, LLC (“SeD Maryland”), an entity which SeD Intelligent Home Inc. (the “Company”) currently owns 83.55% of through certain subsidiaries, agreed to sell 210 multifamily units in the Company’s Ballenger Run Project to Orchard Development Corporation (“Orchard”) for a total purchase price of $5,250,000 with a closing date of March 31, 2018.

Based on the agreement, Orchard was required to put $100,000 into a third-party escrow account upon signing of the agreement and an additional $150,000 upon completion of the feasibility study, which occurred in November 2016.

Following certain extensions of the closing date and the payment of additional deposits, on August 6, 2018, SeD Maryland and Orchard closed this transaction and Orchard acquired the units described above.

Transfer of interest in Hengfai International Pte. Ltd to HF Enterprises Inc.

On October 1, 2018, 100% of the ownership interest in Hengfai International Pte. Ltd. (“Hengfai International”) was transferred from Heng Fai Chan, a director of the HF Enterprises Inc., to HF Enterprises Inc. in exchange for 8.5 million shares of the Company. Hengfai International holds 100% of Hengfai Business Development Pte. Ltd. (“Hengfai Business Development”), which holds 761,185,294 shares of SeD Ltd and 359,834,471 warrants. Both Hengfai International and Hengfai Business Development are holding companies without any business operations.

Transfer of interest in Heng Fai Enterprises Pte. Ltd. to HF Enterprises Inc.

On October 1, 2018, 100% of the ownership interest in Heng Fai Enterprises Pte. Ltd. (“Heng Fai Enterprises”) was transferred from Heng Fai Chan, a director of HF Enterprises Inc., to HF Enterprises Inc. in exchange for 500,000 shares of the Company. Heng Fai Enterprises holds 2,480,000 shares (14.23%) of Vivacitas Oncology Inc., a U.S.-based biopharmaceutical company. Heng Fai Enterprises is a holding company without any business operations.

Transfer of interest in Global eHealth Limited to HF Enterprises Inc.

On October 1, 2018, 100% of Global eHealth Limited (“Global eHealth”) was transferred from Heng Fai Chan, a director of the Company, to the Company in exchange for one million shares of the Company. There was no other consideration exchange in conjunction with this transaction. Global eHealth holds 46,226,673 shares (20.05%) of Holista CollTech Limited, a public Australian company that produces natural food ingredients. Global eHealth is a holding company without any business operations.

Purchase and Sale Agreement with Houston LD, LLC

On July 3, 2018, 150 CCM Black Oak, Ltd., a Texas limited partnership and wholly owned subsidiary of SeD Intelligent Home Inc., entered into a Purchase and Sale Agreement (the “Purchase and Sale Agreement”) with Houston LD, LLC for the sale of 124 lots located at its Black Oak project. Through certain subsidiaries, SeD Intelligent Home Inc., a wholly owned subsidiary of HF Enterprises Inc., owns 150 CCM Black Oak, Ltd.

The closing of the transaction contemplated by the Purchase and Sale Agreement was subject to Houston LD, LLC completing due diligence and inspection of the property to its satisfaction. Houston LD, LLC was entitled to cancel or terminate the Purchase and Sale Agreement at any time during a forty-five (45) day inspection period. By the mutual agreement of the parties, such inspection period was extended. Houston LD, LLC delivered a $50,000 deposit, followed by a second, $100,000 deposit.

On October 12, 2018, 150 CCM Black Oak, Ltd. entered into an Amended and Restated Purchase and Sale Agreement (the “Amended and Restated Purchase and Sale Agreement”) for these 124 lots. The purchase price remains $6,175,000. Following the execution of the Amended and Restated Purchase and Sale Agreement, Houston LD, LLC has delivered an additional $100,000 deposit, bringing the aggregate earnest money deposit to $250,000. Such deposit is non-refundable unless 150 CCM Black Oak, Ltd. defaults. Under the Purchase and Sale Agreement, the closing of the purchase of these lots was contemplated to occur within thirty (30) days of the completion of this inspection period; under the Amended and Restated Purchase and Sale Agreement, such closing is now contemplated to occur within ten (10) days of the first to occur of the following: (i) a sixty (60) day pre-closing period, which may be extended for an additional thirty (30) days; or (ii) the completion of certain enumerated requirements. Such closing remains subject to certain closing conditions.

Disposal of a subsidiary

In October 2018, HotApps International Pte Ltd. (“HotApps International”), a wholly owned subsidiary of HotApp Blockchain Inc. (“HotApp Blockchain”), which is one of the subsidiaries of the Company, entered into an Equity Purchase Agreement with DSS Asia Limited (“DSS Asia”), a subsidiary of DSS International Inc. (“DSS International”), pursuant to which HotApps International agreed to sell to all of the issued and outstanding shares of Guangzhou HotApps Technology Ltd. (“Guangzhou HotApps”), a subsidiary of HotApps International, to DSS Asia for the consideration of $100,000.  Such consideration shall be paid in the form of a two-year, interest free, unsecured, demand promissory note in the principal amount of $100,000.  The transaction is anticipated to be completed by December 31, 2018.

Mr. Fai H. Chan, is the Acting Chief Executive Officer and a Member of the Board of Directors of HotApp Blockchain.  He is also the Chief Executive Officer, Chairman and controlling shareholder of Singapore eDevelopment Limited, the majority shareholder of HotApp Blockchain.  Mr. Chan is also the Chief Executive Officer and Chairman of DSS International and a significant shareholder and a member of the Board of Document Security Systems Inc., which is the sole owner of DSS International.

Lum Kan Fai, a Member of Board of Directors of HotApp Blockchain, is also an employee of DSS International.

Considering the de minimis amount of this transaction (As of September 30, 2018, the total asset of Guangzhou HotApps was $17,690; total revenue and loss from operation of Guangzhou HotApps in the 9 months ended on September 30, 2018 were $7,437 and $71,561.), we did not adjust our financial statements to reflect this disposal as discontinued operations.

HF Enterprises Inc. and Subsidiaries
Table of Contents
For Years Ended December 31, 2017 and 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of HF Enterprises Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of HF Enterprises Inc, (the Company) as of December 31, 2017 and 2016, and the related statements of operations and comprehensive income, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Rosenberg Rich Baker Berman, P.A.

We have served as the Company’s auditor since 2018.

Somerset, New Jersey

November 13, 2018

HF Enterprises Inc. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2017 and 2016

	2017	2016

Assets:
Current Assets:
Cash	1,221,074	2,651,318
Restricted Cash	2,695,705	2,667,795
Trade Receivables, Net	1,161,158	193,382
Prepaid Expenses	127,288	132,971
Inventory	63,853	-
Investment Securities	3,736,016	756,890
Other Investments	366,740	-
Deposits	23,603	23,603
Total Current Assets	9,395,437	6,425,959
Real Estate
Properties under Development	$52,219,636	$49,813,387
Real Estate Held For Sale	136,248	1,382,703
Total Real Estate	52,355,884	51,196,090

Fixed Assets, net	115,231	136,093
Total Assets	$61,866,553	$57,758,142

Liabilities and Stockholders' Equity:
Current Liabilities:
Accounts Payable and Accrued Expenses	$5,317,233	$4,575,492
Tenant Security Deposits	2,625	5,175
Notes Payable, Net of Debt Discount of $140,277 and $355,244
on December 31, 2017 and 2016, respectively	9,715,917	14,680,483
Total Current Liabilities	15,035,775	19,261,150
Long-Term Liabilites:
Builder Deposits	5,356,718	5,900,000
Taxation Payable	-	558,937
Notes Payable - Related Parties	7,384,217	10,518,745
Total Liabilities	27,776,710	36,238,832

Stockholders' Equity:
Preferred Stock, $0.001 par value; 5,000,000 shares authorized, non issued	-	-
Common Stock, $0.001 par value; 20,000,000 shares authorized; 10,001,000
shares issued and outstanding	10,001	10,001
Additional Paid In Capital	52,275,731	40,665,914
Accumulated Deficit	(29,384,481)	(28,543,742)
Accumulated Other Comprehensive (Loss)Income	(370,488)	1,159,643
Total Stockholders' Equity	22,530,763	13,291,816
Non-controlling Interests	11,559,079	8,227,494
Total Stockholders' Equity	34,089,843	21,519,310

Total Liabilities and Stockholders' Equity	$61,866,553	$57,758,142

     See accompanying notes to consolidated financial statements.

HF Enterprises Inc. and Subsidiaries
Consolidated Statements of Operations and Other Comprehensive Income
For the Years Ended December 31, 2017 and 2016

	2017	2016
Revenue
Property Sales	$7,191,507	$800,000
Biohealth Product Sales	2,990,514	-
Others	736,959	433,061
	10,918,980	1,233,061
Operating Expenses
Cost of Sales	9,033,589	1,024,241
Marketing	456,129	-
General and Administrative	6,093,239	4,280,021
Research and Development	520,315	386,816
	16,103,272	5,691,078

Loss From Operations	(5,184,292)	(4,458,017)

Other Income (Expense)
Interest Income	25,894	32,836
Interest Expense	(119,999)	(38,289)
Unrealized Gain on Securities Investment- Related parties	2,838,713	-
Withholding Tax Expenses	(454,441)	(792,008)
Foreign Exchange Transaction Gainn (Loss)	129,060	(65,182)
Impairment of Properties	-	(464,463)
Other Income	277,127	610,389
Other Expense	(115,178)	(578,308)
	2,581,176	(1,295,025)

Net Loss Before Income Taxes	(2,603,116)	(5,753,042)

Income Tax Benefit (Expense)	588,659	(585,708)

Net Loss from Continuing Operations	(2,014,457)	(6,338,750)

Income from Discontinued Operation, Net of Tax	-	587,489
Net Loss	(2,014,457)	(5,751,261)

Other Comprehensive Income (Loss), Net
Foreign Currency Translation Adjustment	(2,868,823)	594,768
Comprehensive Loss	(4,883,280)	(5,156,493)

Comprehensive Loss Attributable to Non-controlling Interests	(2,059,897)	(1,690,233)

Comprehensive Loss Attributable to Common Stockholders	$(2,823,383)	$(3,466,260)

Comprehensive Loss Per Share - Basic and Diluted
Continuing Operations	(0.28)	(0.39)
Discontinued Operation	-	0.04
Net Loss	(0.28)	(0.35)

Weighted Average Common Shares Oustanding - Basic and Diluted	10,001,000	10,001,000

   See accompanying notes to consolidated financial statements.

HF Enterprises Inc. and Subsidiaries
 Statements of Stockholders’ Equity
For the Year December 31, 2016 through December 31, 2017

	Preferred Stock		Common Stock
	Shares	Par Value $0.001	Shares	Par Value $0.001	Additional Paid in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Non-controlling Interests	Total Stockholders Equity
Balance at December 31, 2016	-	-	10,001,000	$10,001	$40,665,914	$1,159,643	$(28,543,742)	$8,227,494	$21,519,310

Proceeds from shareholders					3,217,969			1,438,331	4,656,300

Loan Converted to Equity					7,709,914			3,446,089	11,156,003

Employee Share Option Expense					(83,140)			(37,161)	(120,301)

Merger Reserve					765,075			341,964	1,107,039

Foreign Currency Translations						(1,530,131)		(683,920)	(2,214,051)

Net loss							(840,739)	(1,173,718)	(2,014,457)

Balance at December 31, 2017			10,001,000	$10,001	$52,275,731	$(370,488)	$(29,384,481)	$11,559,079	$34,089,843

See accompanying notes to consolidated financial statements.

HF Enterprises Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended December 31,2017 and 2016

	2017	2016
Cash Flows From Operating Activities
Net Loss from Continuing Opeartions	$(2,014,457)	$(6,338,750)
Net Income from Discontinued Operations, Net of Tax	-	587,489
Net Loss	(2,014,457)	(5,751,261)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	49,477	89,000
Amortization of Debt Discount	50,153	-
Loss and Impairment of PP&E	-	101,000
Impariment of Properties	-	464,463
Adj Bond Reserves for Claims -Discontinued Operation	-	(587,849)
Accrued Tax Expense	454,441	792,008
Foreign Exchange Transaction (Gian) Loss	(129,060)	65,182
Loss on Early Redemption of Convertible Notes	-	283,631
Unrealized (Gain) Loss on Investment Securities	(2,979,126)	10,857
Unrealized Gain on Financial Asset		(27,000)
Gain on Stock Sales - Related Party	-	(113,000)
Employee Stock Option Expense	(120,301)	(89,335)
Merger Reserves	1,107,039
Changes in Operating Assets and Liabilities
Real Estate	(834,836)	(10,769,478)
Trade Receivables	(967,776)	44,647
Office Deposit	-	(2,112)
Prepaid Expense	5,683	16,286
Investment Securities	-	(225,615)
Inventory	(63,853)	-
Accounts Payable and Accrued Expenses	416,360	(2,603,568)
Tenant Security Deposits	(2,550)	(5,725)
Accrued Tax Expense	(558,937)	558,687
Builder Deposits	(543,282)	-
Net Cash Used In Continuing Operating Activities	(6,131,025)	(17,749,182)
Net Cash Used In Discontinued Operating Activities	-	-
Net Cash Used In Operating Activities	(6,131,025)	(17,749,182)

Cash Flows From Investing Activities
Purchase of Fixed Assets	(28,615)	(73,209)
Investment in Stocks - Related Party	-	(287,000)
Proceeds from Sale of Stocks - Related Party	-	604,000
Others Investment	(366,740)	-
Net Cash (Used in) Provided by Continuing Investing Activities	(395,355)	243,791
Net Cash (Used in) Provided by Discontinued Investing Activities	-	-
Net Cash (Used in) Provided by Investing Activities	(395,355)	243,791

Cash Flows From Financing Activities
Proceeds from Issuance of Ordinary Shares	4,749,800	9,064,678
Share Issuing Expenses	(93,500)	(248,000)
Proceeds from Notes Payable	1,052,350	11,333,657
Repayments of Note Payable	(6,282,027)	(5,396,000)
Financing Fees Paid	(110,000)	(142,000)
Net Proceeds from Notes Payable - Related Parties	8,021,475	-
Net Cash Provided By Continuing Financing Activities	7,338,098	14,612,335
Net Cash Provided By Discontinued Financing Activities	-	-
Net Cash Provided By Financing Activities	7,338,098	14,612,335

Net Increase (Decrease) in Cash and Restricted Cash	811,718	(2,893,056)
Effects of Foreign Currency Translation on Cash	(2,214,051)	526,933

Cash and Restricted Cash - Beginning of Years	5,319,113	7,685,236
Cash and Restricted Cash- End of Years	$3,916,779	$5,319,113

Supplementary Cash Flow Information
Cash Paid For Interest	$1,113,228	$1,118,001

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Convert Related Party Loan to Common Stock	$11,156,003	$-
Amortization of Debt Discount Capitalized	$324,958	$608,125

     See accompanying notes to consolidated financial statements.

HF Enterprises Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1.
NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

HF Enterprises Inc. (the “Company”) was incorporated in the State of Delaware on March 7, 2018. HF Enterprises Inc. is a diversified holding company principally engaged in property development, digital transformation technology, biohealth and other related business activities with operations in the United States, Singapore, China, Hong Kong and Australia. The Company manages its four principal businesses primarily through our 69.11% owned subsidiary, Singapore eDevelopment Ltd. (“SeD Ltd”), a public Singapore Stock Exchange traded company.

For management purposes, the Company is organized into business units based on their products and services, and has three operating segments as follows:

(a)
Property Development Business, which includes actively acting as a developer for property projects and investing in property development projects;

(b)
Digital Transformation Technology which is committed to transforming old businesses to reflect the new economics of business through technologies in communications, data protection, blockchain, ecommerce and digital solutions;

(c)
Biohealth business, which is committed to both funding research and developing and selling healthy products.

Basis of Presentation

The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include all accounts of the Company and its majority owned and controlled subsidiaries. The Company consolidates entities in which it owns more than 50% of the voting common stock and controls operations. All intercompany transactions and balances among consolidated subsidiaries have been eliminated.

On October 1, 2018, 100% of Hengfai International Pte. Ltd. (“Hengfai International”) was transferred from Heng Fai Chan, a director of the Company, to the Company by exchanging 8.5 million shares of the Company, a transaction (the “Merger”) that only includes stock exchanges and does not involve any other considerations. Hengfai International holds 100% of Hengfai Business Development Pte. Ltd. (Hengfai Business Development”), which holds 761,185,294 shares of SeD Ltd and 359,834,471 warrants. Both Hengfai International and Hengfai Business Development are holding companies without business operations.

Both SeD Ltd and the Company are directly or indirectly controlled by Fai Chan.

The determination of the accounting acquirer in this Merger was based on a review of the pertinent facts and circumstances. The identification of the acquiring entity in this instance is subjective and was based on a number of factors outlined in ASC 805-10-55-12 and ASC 805-10-55-13, which are as follows:

● the relative voting rights in the combined entity after the business combination;

● the existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest;

● the composition of the governing board of directors of the combined entity;

● the composition of the senior management of the combined entity;

● the terms of the exchange of equity interests;

● the relative size of each entity;

● which party initiated the transaction; and

● other qualitative factors.

After consideration of the factors outlined above, it was determined that SeD Ltd was the accounting acquirer in this transaction based on the following:

● Until the Closing, the Company had no business operations. The relative size of the entities (e.g. revenues, assets, debts and equities) indicated that SeD Ltd was more significant, leading to the conclusion that this criterion favored SeD Ltd as the accounting acquirer.

● Immediately following the Merger, the Chairman of SeD Ltd’s board, Fai Chan, is still the chairman of the Company’s board, leading to the conclusion that this criterion favored SeD Ltd as the accounting acquirer.

● Immediately following the consummation of the Merger, SeD Ltd management team members comprised all of the senior management positions of the combined company.

Since SeD Ltd is the acquiring entity for accounting purposes, the financial statements for all periods up to and including the October 1, 2018 Merger date are the financial statements of the entity that is now our subsidiary, SeD Ltd. The financial statements for all periods subsequent to the October 1, 2018 Merger date are the consolidated financial statements of the Company and SeD Home.

Principles of Consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries at the end of the reporting period. The financial statements of the subsidiaries used in the preparation of the consolidated financial statements are prepared for the same reporting date as the Company. Consistent accounting policies are applied to like transactions and events in similar circumstances.

All intercompany balances, income and expenses and unrealized gains and losses resulting from intra-group transactions and dividends are eliminated in full.

Non-controlling interests

Non-controlling interests represents the equity in subsidiary not attributable, directly or indirectly, to owners of the Company, and are presented separately in the Consolidated Statements of Operations and Comprehensive Income, and within equity in the consolidated balance sheets, separately from equity attributable to owners of the Company.

On December 31, 2017 and 2016, the aggregate non-controlling interests in the Company were $11,559,079 and $8,227,494, respectively, which is separately disclosed on the Consolidated Balance Sheets.

Investments

Equity method investments - We use the equity method to account for investments in companies over which we have the ability to exercise significant influence, but not control, over operating and financial policies of the investee.  Under the equity method of accounting, the investment is initially recorded at cost, then the Company’s proportional share of investee’s underlying net income or loss is recorded as a component of “other income” with a corresponding increase or decrease to the carrying value of the investment. Distributions received from the investee reduce the Company’s carrying value of the investment. These investments are evaluated for impairment if events or circumstances arise that indicate that the carrying amount of such assets may not be recoverable. No impairment was recognized for the Company’s equity method investment during the years presented. Judgment regarding the level of influence over each equity method investment includes considering key factors such as our ownership interest, representation on the board of directors, participation in policy-making decisions and material intercompany transactions.

Cost method investments – We use cost method to account for investments which the Company has little or no influence over the investee. Our cost method investments are reported at cost and are included in other assets. Dividend income received, if any, is reported in other income. Our cost method investments are assessed for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable.

Fair value Method investments – We use fair value method to account for investment in marketable equity, usually holding less than 20% common shares of the investee, if the investment has little or no influence over the investee. These investments are free of trading restrictions as “available-for-sale” and carried at fair value based on quoted market prices or other readily available market information. Both realized and unrealized gains or losses are recognized as other income or expense in the consolidated statements of operations.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements. Actual results could differ from those estimates.

Financial Instruments

The Company adopted ASU 2016-01 and ASU 2018-03 to address the recognition, measurement, presentation and disclosure of financial instruments. As a result of the adoption of this guidance the change in the fair value of the Company’s equity investments is recognized in the consolidated statements of operations rather than the consolidated statements of comprehensive income.

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying amount of the Company’s short-term financial instruments approximates fair value due to the relatively short period to maturity for these instruments.

If the market for a financial instrument is not active, the Company establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs. Where fair value of unquoted instruments cannot be measured reliably, fair value is determined by the transaction price.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents. Cash and cash equivalents include cash on hand and at bank and short-term deposits with financial institutions that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in values.

Restricted Cash

As a condition to the loan agreement with The Union Bank, the Company is required to maintain a minimum of $2,600,000 in an interest-bearing account maintained by the lender as additional security for the loans. The funds will remain as collateral for the loans until the loans are paid off in full.

On December 31, 2017 and 2016, cash and cash equivalents $30,000 and $80,000 held in People’s Republic of China were subject to local exchange control regulations. These regulations place restriction on the amount of currency being exported other than through dividends.

Trade and Other Receivables, Net

Trade and other receivables include all receivables from buyers, contractors and all third parties. The allowance for doubtful accounts represents an estimate of the losses expected to be incurred. Different segments in the Company have different accounting policy to decide their allowance. Generally, the amount of allowance is primarily decided by management’s historical experiences, the delinquency trends, the resolution rates, the aging of receivables, the credit quality indicators and financial health of specific customers. We consider all available information in our monthly assessments of the adequacy of the allowance for doubtful accounts.

Property, Equipment and Depreciation

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is recognized from the date that the property, plant and equipment are installed and are ready to use.

Depreciation is computed utilizing the straight-line method over their estimated useful lives as follows:

Office and computer equipment	3 - 5 years
Furniture and fixtures	3 - 5 years
Vehicles	10 years

The cost of property and equipment includes expenditures that are directly attributable to the acquisition of the items. Dismantlement, removal or restoration costs are included as part of the cost of property, plant and equipment if the obligation for dismantlement, removal or restoration is incurred as a consequence of acquiring or using the asset.

Subsequent expenditure relating to property and equipment that have been recognized is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the standard of performance of the asset before the expenditure was made, will flow to the Company and the cost can be reliably measured. Other subsequent expenditures are recognized as expense during the financial year in which they are incurred.

Depreciation methods, useful lives and residual values are reviewed, and adjusted as appropriate, at end of each reporting period as a change in estimates.

Upon disposal, the difference between the proceeds and its carrying amount is recognized in profit or loss.

Real Estate Assets

Real estate assets are recorded at cost, except when real estate assets are acquired that meet the definition of a business combination in accordance with Financial Accounting Standards Board (“FASB”) ASC 805, “Business Combinations,” which acquired assets are recorded at fair value. Interest, property taxes, insurance and other incremental costs (including salaries) directly related to a project are capitalized during the construction period of major facilities and land improvements. The capitalization period begins when activities to develop the parcel commence and ends when the asset constructed is completed. The capitalized costs are recorded as part of the asset to which they relate and are reduced when lots are sold.

Properties held for sale

Properties for sale are acquired with the intention for sale in the ordinary course of business and are stated at the lower of cost or net realizable value. Related acquisition expense, interest and other related expenditure are capitalized as part of the cost of properties for sale. Net realizable value represents the estimated selling price less costs to be incurred in selling the property.

A property is classified as “held for sale” when all of the following criteria for a plan of sale have been met:

(1) management, having the authority to approve the action, commits to a plan to sell the property. (2) the property is available for immediate sale in its present condition, subject only to terms that are usual and customary. (3) an active program to locate a buyer and other actions required to complete the plan to sell, have been initiated. (4) the sale of the property is probable and is expected to be completed within one year or the property is under a contract to be sold. (5) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value. and (6) actions necessary to complete the plan of sale indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. When all of these criteria have been met, the property is classified as “held for sale”. “Real estate held for sale” includes El Tesoro project $136,248 on December 31, 2017 and El Tesoro project and D street project $1,382,703 on December 31, 2016.

Through December 31, 2017, it was the Company’s policy to obtain an independent third-party valuation for each project to test for impairment. In addition to our annual assessment of potential triggering events in accordance with ASC 360, the Company applies a fair value based impairment test to the net book value assets on an annual basis and on an interim basis if certain events or circumstances indicate that an impairment loss may have occurred.

During the year ended December 31, 2017 and 2016, there were $0 and $494,281 impairment recognized, respectively.

Properties under development

Properties under development are properties being constructed for sale in the ordinary course of business, rather than to be held for the Company’s own use, rental or capital appreciation.

The costs of properties under development recognized in profit or loss on disposal are determined with reference to the specific costs incurred on the property sold and an allocation of any non-specific costs based on the relative size of the property sold.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out method and includes all costs in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

Earnings per share

The Company presents basic and diluted earnings per share data for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted-average number of ordinary shares outstanding during the year, adjusted for treasury shares held by the Company. The Company has 20,000,000 shares common stock and 5,000,000 shares preferred stock authorized, both with a par value of $0.001 per share.

Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted-average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible securities, such as stock options, convertible bonds and warrants. Due to the limited operations of the Company, there are on potentially dilutive securities outstanding on December 31, 2017 and 2016.

Trade and other payables

Trade and other payables are non-interest bearing and are normally settled on 30-day terms. Based on the short term nature of these liabilities, the carrying value of trade payables and other payables approximates their fair value on December 31, 2017 and 2016.

Leases

Where the Company is the lessee, operating leases are office premises’ leases where a significant portion of the risks and rewards of ownership are retained by the lessor. Payments made under operating leases are charged to profit or loss on a straight-line basis over the term of the leases. Lease incentives, if any, are recognized as an integral part of the net consideration agreed for the use of the leased asset.

Employee benefits

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus if the company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

Employee and director share option plans

Certain employees and directors of the Company receive compensation in the form of share options as consideration for services rendered. The cost of these equity-settled share-based payment transactions with employees is measured by reference to the fair value of the options at the date on which the options are granted which considers market conditions and non-vesting conditions. This cost is recognized in profit or loss, with a corresponding increase in the employee share option reserve, over the vesting period. The employee share option reserve is transferred to retained earnings upon expiry or forfeiture of the share option.

The cumulative expense recognized at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of options that will ultimately vest. The charge or credit to profit or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recognized in general and administrative expense on December 31, 2017 and December 31, 2016.

Foreign currency

Functional and presentation currency

Items included in the financial statements of each entity in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The financial statements of the Company are presented in US dollar, which is also the functional currency of the Company.

Conversion of foreign currencies

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions.

At the end of the reporting period, monetary items denominated in foreign currencies are retranslated at the exchange rates prevailing at that date.

Currency translation differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing exchange rates at the balance sheet date are recognized in other comprehensive income. Currency translation differences that arise from borrowings in foreign currencies and other currency instruments designated and qualifying as net investment hedges and net investment in foreign operations are recognized in other comprehensive income and accumulated in the foreign currency translation reserve in the consolidated financial statements and transferred to profit or loss as part of the gain or loss on disposal of the foreign operation.

Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the exchange rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Translation of consolidated entities’ financial statements

The results and financial position of all the entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●
Assets and liabilities are translated at the closing exchange rates at the end of the reporting period;
●
Income and expenses for each statement presenting profit and loss and other comprehensive income (i.e. including comparatives) shall be translated at exchange rates at the dates of the transactions; and
●
All resulting exchange differences are recognized in other comprehensive income and accumulated in the foreign currency translation reserve.

Revenue Recognition and Cost of Sales

The following represents a disaggregation of the company’s revenue recognition policies by Segments:

Real Estate

      Rental Income

The Company leased units to customers in 2017. The Company and customer enter into a lease agreement with set pricing and length. The lease usually is one year and rental price is set by considering local market price. The Company's obligation is to provide the property for lease during the term. Revenue is recognized over the life of the lease.

      Property Sales

The Company's main business is land development. The Company purchases land and develops it into residential communities. The developed lots are sold to builders (customers) for the construction of new homes. The builders sign sales contract with the Company before they take the lots. The prices and timeline are settled in the contract. The builders do the inspections to make sure all conditions/requirements in contracts are met before taking the lots. The Company recognizes revenue when lots are transferred to the builders (HUDs are executed) and ownerships are changed at the time.

      Cost of Sales of properties

Land acquisition costs are allocated to each lot based on the size of the lot comparing to the total size of all lots in the project. Development costs and capitalized interest are allocated to lots sold based on the total expected development and interest costs of the completed project and allocating a percentage of those costs based on the selling price of the sold lot compared to the expected sales values of all lots in the project.

Biomedical

      Product Direct Sales

The Company’s current revenues from biomedical business are through direct sales of biomedical products. Revenue on product sales is recognized upon shipment to the customer when risk of loss and title transfer to the customer and all other conditions required by GAAP, as promulgated by the Financial Accounting Standards Board (FASB) in Accounting Standards Codification (ASC) Section 605 Revenue Recognition, have been satisfied

Information Technology

      Software Development Income

Revenue is recognized under contract accounting due to the significant software production required, and the percentage-of-completion method was used in accordance with ASC 605-35. The Company was recognizing the percentage-of-completion based on input measures that measured directly from cost incurred, and management reviews progress-to-completion.

Income Taxes

USA Income Taxes

Income tax expense represents the sum of the income tax currently payable and deferred income tax.

Income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantially enacted by the balance sheet date.

Deferred income tax is provided in full, using the liability method, on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

Deferred tax assets and liabilities are recognized for all temporary differences, except:

-
Where the deferred tax arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction affects neither the accounting profit nor taxable profit or loss.

-
In respect of temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled by the Group and it is probable that the temporary differences will not reverse in the foreseeable future; and

-
In respect of deductible temporary differences and carry-forward of unutilized tax losses, if it is not probable that taxable profits will be available against which those deductible temporary differences and carry-forward of unutilized tax losses can be utilized.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Current and deferred income tax are recognized as income or expense in the profit or loss, except to the extent that the tax arises from a business combination or a transaction which is recognized either in other comprehensive income or directly in equity. Deferred tax arising from a business combination is adjusted against goodwill on acquisition.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same tax authorities on the same taxable entity, or on different tax entities, provided they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Deferred income tax assets and liabilities are determined based on the estimated future tax effects of net operating loss and credit carry-forwards and temporary differences between the tax basis of assets and liabilities and their respective financial reporting amounts measured at the current enacted tax rates. The differences relate primarily to net operating loss carryforward from date of acquisition and to the use of the cash basis of accounting for income tax purposes. The Company records an estimated valuation allowance on its deferred income tax assets if it is more likely than not that these deferred income tax assets will not be realized.

The Company recognizes a tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company has not recorded any unrecognized tax benefits.

The Company’s tax returns for 2017, 2016, 2015 and 2014 remain open to examination.

Income Taxes in other countries

Significant judgement is involved in determining the income taxes mainly in Singapore. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The company recognizes liabilities for expected tax issue based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Recent Accounting Pronouncements

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18), which requires that restricted cash and cash equivalents be included as components of total cash and cash equivalents as presented on the statement of cash flows. ASU 2016-18 was effective for fiscal years, and interim periods within those years, beginning after December 15, 2017 and a retrospective transition method is required. This guidance did not impact financial results, but resulted in a change in the presentation of restricted cash and restricted cash equivalents within the statement of cash flows. The Company adopted this guidance in the 2017 and 2016 Consolidated Statement of Cash Flows.

On Feb. 25, 2016, the Financial Accounting Standards Board (FASB) released Accounting Standards Update No. 2016-02, Leases (Topic 842) (the Update). The new leasing standard presents dramatic changes to the balance sheets of lessees. Lessor accounting is updated to align with certain changes in the lessee model and the new revenue recognition standard. The Company is currently evaluating the impact of this standard on the Consolidated Financial Statements.

In January 2016, the FASB issued ASU 2016-01 that amended existing guidance to address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The new guidance requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in results of operations. Additionally, certain disclosure requirements and other aspects of accounting for financial instruments changed as a result of the new guidance. In February 2018, the FASB issued ASU 2018-03 that included technical corrections and improvements to ASU 2016-01. The Company adopted the guidance in recognizing and presenting the changes of fair value of the financial instruments. The change in the fair value of the Company’s equity investments is recognized in the condensed consolidated statements of income rather than the condensed consolidated statements of comprehensive income.

In May 2014, the FASB issued accounting standard update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under previous guidance. This may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. In July 2015, the FASB approved the proposal to defer the effective date of ASU 2014-09 standard by one year. Early adoption was permitted after December 15, 2016, and the standard became effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. In 2016, the FASB issued final amendments to clarify the implementation guidance for principal versus agent considerations (ASU No. 2016-08), accounting for licenses of intellectual property and identifying performance obligations (ASU No. 2016-10), narrow-scope improvements and practical expedients (ASU No. 2016-12) and technical corrections and improvements to ASU 2014-09 (ASU No. 2016-20) in its new revenue standard. The Company has performed a review of the requirements of the new revenue standard and is monitoring the activity of the FASB and the transition resource group as it relates to specific interpretive guidance. The Company reviewed customer contracts, applied the five-step model of the new standard to its contracts, and compared the results to its current accounting practices. Based on its analysis, the Company concluded that the adoption of this standard had a material effect on its financial statements.

Subsequent Events

The Company evaluated the events and transactions subsequent to December 31, 2017, the balance sheet date, through November 9, 2018, the date the consolidated financial statements were available to be issued.

2.
CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at various financial institutions in different countries. These balances are usually secured by the central banks’ insurance companies. At times, these balances may exceed the insurance limits. At December 31, 2017 and 2016, uninsured cash balances were $2,942,020 and $4,525,695 respectively.

NVR Inc. (“NVR”), a NYSE publicly listed US homebuilding and mortgage company, is the only purchaser of 443 residential lots of Ballenger project. During 2017, $5.7 million revenue of lot sales from NVR. On December 31, 2017, $523,043 of trade receivables are from NVR.

3.
SEGMENTS

The company is organized into three business segments: Property Development, Digital Transformation Technology and Biohealth Business. The Company’s reportable segments are determined based on the services they perform and the products they sell, not on the geographic area in which they operate. The Company’s chief operating decision maker evaluates segment performance based on segment revenue. Costs excluded from segment income (loss) before taxes and reported as “Other” consist of corporate general and administrative activities which are not allocable to the three reportable segments.

On May 21, 2014, after the disposal of the construction business held under CCM Industrial Pte Ltd (“CIPL”), a former subsidiary of the Company, the Company discontinued the construction business in Singapore. The disposal of CIPL qualified as a discontinued operation of the Company and accordingly, the Company has excluded results of operations of CIPL from its Statements of Operations and Comprehensive Loss to present this business in discontinued operations. During 2017 and 2016, there are no revenue and operation expenses for discontinued business and Gross Margin and Operation Incomes are both $0.

The following table reflects the selected data of operations in year 2017 and 2016 and data from balance sheet on December 31, 2017 and 2016, respectively.

	Property Development	Digital Transformation Technology	Biohealth Business	Others	Total
Year ended December 31, 2017
Revenue	$7,279,945	$113,057	$2,990,514	$535,464	$10,918,980
Cost of Sales	(6,724,326)	(81,516)	(2,227,591)	(156)	(9,033,589)
Gross Margin	555,619	31,541	762,923	535,308	1,885,391
Operating Expenses	(861,091)	(631,130)	(2,407,729)	(3,169,733)	(7,069,683)
Operating Loss	(305,472)	(599,589)	(1,644,806)	(2,634,425)	(5,184,292)

Year ended December 31, 2016
Revenue	$1,030,058	$151,427	$-	$51,576	$1,233,061
Cost of Sales	(941,116)	(55,202)	-	(27,923)	(1,024,241)
Gross Margin	88,942	96,225	-	23,653	208,820
Operating Expenses	(1,237,391)	(1,025,153)		(2,404,293)	(4,666,837)
Operating Loss	(1,148,449)	(928,928)		(2,380,640)	(4,458,017)

December 31, 2017
Cash and Restricted Cash	$3,055,188	$124,739	$213,418	$523,434	$3,916,779
Total Assets	56,020,612	171,002	644,287	5,030,652	61,866,553
Notes payable - Net of Det Discounts	8,306,897	-	-	1,409,020	9,715,917

December 31, 2016
Cash and Restricted Cash	$3,071,191	$102,777	$-	$2,145,145	$5,319,113
Total Assets	54,446,914	154,919	-	3,156,309	57,758,142
Notes payable - Net of Det Discounts	13,312,616			1,367,867	14,680,483

4.
PROPERTY AND EQUIPMENT

	December 31, 2017	December 31, 2016
Vehicles	$96,492	$97,389
Computer Equipment	204,952	171,294
Furniture and Fixtures	34,408	27,628
	335,852	296,310
Accumulated Depreciation	(220,621)	(160,218)
	$115,231	$136,093

5.
BUILDER DEPOSITS

In November 2015, SeD Maryland Development, LLC ("Maryland") entered into lot purchase agreements with NVR relating to the sale of single-family home and townhome lots to NVR in the Ballenger Run Project. Based on the agreements, NVR is entitled to purchase 443 lots for a price of approximately $5.6 million, which escalates 3% annually after June 1, 2018.

As part of the agreements, NVR provided was required to give a deposit in the amount of $5,600,000. Upon the sale of lots to NVR, 9.9% of the purchase price is taken as repaid back of the deposit. A violation of the agreements by NVR would cause NVR to forfeit the deposit. On December 31, 2017 and 2016, there were $5,056,718 and $5,600,000 outstanding, respectively.

Black Oak LP received a deposit of $300,000 from Lexington 26 LP (Colina), a building company located in Texas. In February 2018, the deposit $300,000 was refunded to Colina since both sides agreed to the changed development plan.

6.
NOTES PAYABLE

Revere Loan

On October 7, 2015, Black Oak LP entered into a note for $6,000,000, bearing interest at 13%, with a maturity date of October 7, 2016 with Revere High Yield Fund, LP ("Revere"). In connection with the loan, Black Oak LP incurred origination and closing fees of $524,233, which were recorded as debt discount and are amortized over the life of the loan. The loan is secured by a deed of trust on the property and a Limited Guarantee Agreement with related parties of the Company. On October 1, 2016, the loan was extended to April 1, 2017 for fees of $109,285. These fees were recorded as a debt discount under debt modification accounting are amortized over the extension period. On April 1, 2017, the loan was again extended until October 1, 2017 for a fee of $110,000. These fees were recorded as a debt discount under debt modification accounting and were amortized over the extension period. As of October 1, 2017, the loan was fully repaid and there is no outstanding principal or unamortized debt discount.

Union Bank Loan

On November 23, 2015, SeD Maryland Development LLC entered into a Revolving Credit Note with The Union Bank in the original principal amount of $8,000,000. During the term of the loan, cumulative loan advances may not exceed $26,000,000. The line of credit bears interest at LIBOR plus 3.8% with a floor rate of 4.5%. The interest rate at December 31, 2017 was 5.19%. On December 31, 2017 and 2016, the principal balance was $8,272,297 and $7,219,947, respectively. As part of the transaction, the Company incurred loan origination fees and closing fees, totaling $480,947, which were recorded as debt discount and are amortized over the life of the loan. The unamortized debt discounts were $140,277 and $300,592 at December 31, 2017 and 2016, respectively.

Beginning December 1, 2015, interest only payments are due on the outstanding principal balance. The entire unpaid principal and interest sum is due and payable on November 22, 2018, with the option of one twelve-month extension period. The loan is secured by a deed of trust on the property, $2,600,000 of collateral cash, and a Limited Guaranty Agreement with SeD Ballenger. The Company also has an $800,000 letter of credit from the Union Bank. The letter of credit is due on November 22, 2018 and bears interest at 15%. In September 2017, Maryland Development LLC and the Union Bank modified the Revolving Credit Note, which increased the original principal amount from $8,000,000 to $11,000,000 and extended the maturity date of the loan and letter of credit to December 31, 2019.

Australia Loan

SeD Perth Pty Ltd borrowed approximate $174,877 loan for land development, which is secured by the land under development as well as a pledged deposit approximate $39,000. This loan is denominated in AUD and is guaranteed by one of the directors of SeD Perth Pty Ltd. The interest rate is based on the weighted average interest rates applicable to each of the Business Markets Facility Components which ranges from 5.55% to 6.06% (2016 – 5.46% to 5.90%) per annum. The loan was repayable on January 4, 2017 but was extended until December 31, 2018.

Private Investor Loan

On November 29, 2016 SeD Home Ltd entered into three $500,000 bonds for a total of $1.5 million that are to incur annual interest at eight percent and the principal shall be paid in full on November 29, 2019. SeD Home agreed to guarantee the payment obligations of these bonds. Further, at the maturity date, the bondholders have the right to propose to acquire a property built by SeD Home, and SeD will facilitate that transaction. The proposed acquisition purchase price would be at SeD Home's cost. If the cost price is more than $1.5 million, the proposed acquirers would pay the difference, and if the cost price is below $1.5 million, the SeD Home Ltd would pay the difference in cash.

7.
 RELATED PARTY TRANSACTIONS

Personal guarantees by directors

On December 31, 2017, certain directors of the Group have provided personal guarantees amounting to approximately $5,500,000 to secure external loans and borrowings from financial institutions for the Group.

Amount due to a director

During the years ended on December 31, 2017 and 2016, a director of the Company lent non-interest loansof $7,384,217 and $10,518,745, respectively, for the general operations of the Company. The loans are interest free, not tradable, unsecured, and repayable on demand and by cash.

Purchase of subsidiary from a director

SeD Capital Pte. Ltd., a subsidiary of the Company, entered into a sale and purchase agreement on May 9, 2017 to purchase entire shares in Hengfai Asset Management Pte. Ltd. (“HFAM”) amounting to 100% of the issued and paid-up share capital of HFAM. The consideration for the acquisition of HFAM is approximate $441,780.

December 22, 2016, the SeD Ltd acquired 74,015,730 shares representing 99.96% of the outstanding shares of SeD Intelligent Home Inc, an Over-The-Counter (“OTC”) company from Cloudbiz International Pte. Ltd. (“Cloudbiz”) for a cash consideration of approximate $68,000. Mr Chan Heng Fai, an Executive Director and the Chief Executive Officer of the Company, is the ultimate beneficial owner of Cloudbiz.

Convertible notes

On February 21, 2014, a subsidiary of the Company, Singapore Construction & Development Pte. Ltd. (“SCD”) issued 20 convertible notes $175,000 each and total $3.5 million. These convertible notes carry an interest rate of 18% per annum which is payable to the note holders at each anniversary date.

Unless converted into the SeD Ltd’s ordinary shares or converted into SCD’s ordinary shares at the holder’s option at the rate of $0.04 per share, subject to anti-dilution and adjustment provisions, the holder of each convertible note has the right to require SCD to redeem the convertible note on February 2, 2017 at 106% of the principal amount. The convertible notes are callable at the option of SCD at the first or second anniversary of the issue date, at 102% and 104% of the principal amount respectively.

The convertible notes comprise a straight bond component and a derivative liability component. The fair value of the derivative liability component is calculated using the binomial model incorporating market observable parameters at the date of issue and as at the end of the reporting period.

On May 19, 2016 (Redemption date), SCD early exercised their option to redeem the convertible notes at 104% of the principal amount, and entered into an agreement with the note holders to fully redeem the notes. Approximate $3 million principal of convertible notes held by two of directors (one was resigned in 2016), were fully redeemed. SCD paid an early redemption premium $117,000 and interest $651,000.

The fair value of the derivative liability component on the Redemption date was $413,280. Accordingly, a net fair value gain $336,559 on derivative liability was recognized as Other Income and a loss $283,631 on early redemption of convertible notes were recognized as Other Expenses in the Statement of Operations and Other Comprehensive Income on the Redemption date.

See following assumptions in calculation of the fair value of convertible notes using binomial model.

May 19, 2016

Risk-Free Interest Rate	1.02%
Expected Remaining Term	0.759 years
Expected Volatility	110.85%
Dividend Yield	-%

Notes Payable

On August 24, 2015, Hengfai Business Development Pte. Ltd. (“HBD”), a substantial shareholder of the SeD Ltd and a wholly-owned company by Mr. Chan Heng Fai, CEO, executive director and a controlling shareholder of the Company, provided a loan with $15 million credit limit to the Company. On September 30, 2015, $10.5 million was drawn and used to finance the land purchase by a subsidiary. The loan was unsecured, repayable upon demand and interest-free. In 2016, this loan was assigned from a wholly owned subsidiary of SeD Ltd to SeD Ltd with its maturity date extended to December 31, 2017. On April 5, 2017, the entire HBD loan of $10.5 million was converted into 372,855,000 ordinary shares of SeD Ltd at an issue price of approximately $0.03 per share and SeD Ltd also issued 1,864,275,000 free detachable warrant at an exercise price approximately $0.036 to HBD.

Management Fees

Black Oak LP is obligated under the Limited Partnership Agreement (as amended) to pay a $6,500 per month management fee to Arete Real Estate and Development Company (Arete), a related party through common ownership and $2,000 per month to American Real Estate Investments LLC (AREI), a related party through common ownership. Arete is also entitled to a developer fee of 3% of all development costs excluding certain costs. The fees are to be accrued until $1,000,000 is received in revenue and/or builder deposits relating to the Black Oak Project.

On December 31, 2017 and 2016, the Company had $314,630 and $103,700 owed to Arete in accounts payable and accrued expenses.

On December 31, 2017 and 2016, the Company had $48,000 and $24,000 owed to AREI in accounts payable and accrued expenses.

SeD Maryland Development LLC was obligated under the terms of a Project Development and Management Agreement with MacKenzie Development Company LLC ("MacKenzie") and Cavalier Development Group LLC ("Cavalier") (together, the Developers) to provide various services for the development, construction and sale of the Project. Mackenzie is partially owned by a family member of a Director of the Company. The developers were entitled to certain fees based on time and performance related milestones. The Company incurred fees of $176,000 and $176,000 for the years ended December 31, 2017 and 2016, respectively. These fees were capitalized as part of Real Estate on the balance sheet. There were no amounts owed to this related party at June 30, 2018 or December 31, 2017. On September 15, 2017, MacKenzie assigned its rights and obligations under the Project Development and Management Agreement to Adams-Aumiller Properties, LLC.

MacKenzie Equity Partners, owned by a Charlie MacKenzie, a Director of the Company, has a consulting agreement with the Company since 2015. Per the current terms of the agreement, as amended on January 1, 2018, the Company pays a monthly fee of $15,000 with an additional $5,000 per month to be paid when the property development cashflow milestones have been met. The Company incurred expenses of $222,930 and $186,095 for the years ended December 31, 2017 and 2016, respectively, which were capitalized as part of Real Estate on the balance sheet as the services relate to property and project management. There were no amounts owed to this related party on December 31, 2017 or 2016.

Consulting Services

A law firm, owned by Conn Flanigan, a Director of SeD Intelligent Home, performs consulting services for the SeD Intelligent Home and its subsidiaries. The SeD Intelligent Home incurred expenses of $110,334 and $96,000 for the years ended 2017 and 2016, respectively. On December 31, 2017 and 2016, SeD Intelligent Home and subsidiaries owed this related party $17,730 and $8,000, respectively.

8.
EQUITY

The Company is authorized to issue 20,000,000 common shares and 5,000,000 preferred shares, both at a par value $0.001 per share. These shares have full voting rights. At December 31, 2017, there were 10,001,000 common shares were issued and outstanding. None of preferred shares were issued.

In 2017, SeD Ltd issued 158,739,000 shares through the exercise of 2016 warrants, received cash $4,656,300, after paid the issuance expenses.

On April 5, 2017, the entire HBD loan of $11,156,003 was converted into 372,855,000 ordinary shares of SeD Ltd at an issue price of Singapore Dollar $0.04 (USD $0.03) per share.

In 2017, Employee share option reserves from SeD Ltd reduced $120,301 after 1,326,667 shares were forfeited.

In 2017, a merger reserve $1,107,039 was booked as equity. This represents the difference between the consideration paid by the SeD Ltd and the share capital of the investment in Heng Fai Asset Management Pte Ltd under a common control arrangement.

 The Company has not paid any dividends to its shareholders.

9.
INVESTMENTS MEASURED BY FAIR VALUE

Financial assets and liabilities are measured at fair value and the fair value hierarchy prioritizes the inputs used to measure fair value into three levels:

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3: unobservable inputs for the asset or liability.

Practical Expedient – Investments for which fair value is measured at net asset value per share (or its equivalent). Due to the inherent uncertainty of these estimates, these values may differ materially from the values that would have been used had a ready market for these investments existed. Investments that are included in this category generally include private fund investment structures without quoted prices.

The following table shows the asset investments measured by fair value with different levels on December 31, 2017 and 2016:

December 31, 2017	Level 1	Level 2	Level 3	Total

Investment Stocks ( quoted)	$3,736,016	$-	$-	$3,736,016

Other Investments	$-	$-	$50,000	$50,000
	$3,736,016	$-	$50,000	$3,786,016

December 31, 2016	Level 1	Level 2	Level 3	Total

Investment Stocks ( quoted)	$214,890	$-	$-	$214,890

Convertible Promissory Note	$-	$527,000	$-	$527,000

Warrants	$-	$15,000	$-	$15,000
	$214,890	$542,000	$-	$756,890

Level 1

The publicly trading stocks held by the Company.

Level 2

Convertible promissory note

On October 18, 2016, the Company’s wholly-owned Hong Kong subsidiary, BMI Capital Partners International Limited (“BMI”) received an interest-free convertible promissory note with a principal amount of $500,000 from Amarantus Bioscience Holdings Inc. (“Amarantus”), a company listed on the USA OTC market (OTCQX), as consideration for consulting services provided to Amarantus. The fair value of the note on December 31, 2016 was $527,000, calculated using the binomial model incorporating market observable parameters at the date of valuation. The net fair value gain was $27,000 recognized as Other Income in the Statement of Operations. During the year 2017, the note was converted into common stock in Amarantus at a conversion price of US$0.025 per share. Subsequent to the conversion, the investment was recorded as held for trading securities at fair value through profit or loss.

The select major parameters used in the assumptions of binomial model:

	October 18, 2016	December 31, 2016

Risk-Free Interest Rate	0.64%	0.81%
Expected Remaining Term	1 year	0.80 year
Expected Volatility	197%	127%
Dividend Yield	-%	-%

Warrants

On December 29, 2016, BMI entered into a Common Stock Purchase Warrant agreement with Document Security System, Inc. (“DSS”), a company listed on the New York Stock Exchange, to purchase 200,000 warrants for $15,000. The warrants shall entitle BMI to subscribe for and purchase up to 200,000 shares of DSS common stock at an exercise price of $0.75 per common stock, at any time on or after December 29, 2016 (“Initial Exercise Date”) up till the third-year anniversary of the Initial Exercise Date. On December 31, 2016, the fair value of the warrants is $15,000, calculated by using the Black-Scholes model incorporating market observable parameters. During the financial year ended 2017, BMI exercised its rights under the agreement and acquired 200,000 shares of DSS common stocks for $150,000.

Level 3

Other investments: $50,000 investment in the convertible promissory note of Sharing Services, Inc (“Sharing Services”), a company listed on US OTC market. The value of the convertible note was estimated by the management same as the investment cost.

In addition to the assets included in the table above, the Company also holds a $316,740 investment in certain Mutual Funds at December 31, 2017. These investments were valued by using the Net Asset Value (“NAV”) method.

10.
INCOME TAXES

US income taxes

On December 22, 2017, President Trump signed into law the “Tax Cuts and Jobs Act” (TCJA) that significantly reformed the Internal Revenue Code of 1986, as amended. The TCJA reduces the corporate tax rate to 21 percent beginning with years starting January 1, 2018. Because a change in tax law is accounted for in the period of enactment, the deferred tax assets and liabilities have been adjusted to the newly enacted U.S. corporate rate, and the related impact to the tax expense has been recognized in the current year.

Deferred tax assets and (liabilities) consist of the following at December 31, 2017:

	2017	2016
Interest Income	(2,957,688)	(2,177,407)
Interest Expense	2,974,086	2,786,256
Depreciation and Amortization	(774)	(1,408)
Management Fees	208,397	218,670
Others	185,297	400,191
Net Operating Loss	849,816	722,461
	1,259,134	1,948,763
Valuation Allowance	(1,259,134)	(1,948,763)
Net Deferred Tax Asset	-	-

On December 31, 2017, the Company’s US subsidiaries have federal net operating loss carry-forwards of approximately $4.6 million, which will begin to expire in 2037. The Maryland net operating loss carry-forwards of approximately $4.3 million will begin to expire in 2037. The full utilization of the deferred tax assets in the future is dependent upon the Company’s ability to generate taxable income; accordingly, a valuation allowance of an equal amount has been established. During the years ended December 31, 2017, the valuation allowance decreased by $689,629 mainly because of the expected reduce of corporate tax rate in the future.

Income taxes – Other Countries

On December 31, 2017 and 2016, foreign subsidiaries have tax losses approximately $2,462,513 and $1,543,416, respectively, which are available for offset against future taxable profits, subject to the agreement of the tax authorities and compliance with the relevant provisions. The deferred tax assets arising from these used tax losses have not been recognized because it is not probable that future taxable profits will be available to use these tax assets.

In 2016, $559,000 was recorded as the reserves of tax expenses for considering the impact on the debt restructuring. In 2017, after the completion of debt restructure, no tax was required to pay and the reserves was reversed.

11.
DISCONTINUED OPERATIONS

On May 21, 2014, after the disposal of the construction business held under CCM Industrial Pte Ltd (“CIPL”), a former subsidiary of the Company, the Company discontinued the construction business in Singapore. The disposal of CIPL qualified as a discontinued operation of the Company and accordingly, the Company has excluded results of operations of CIPL from its Statements of Operations and Comprehensive Loss to present this business in discontinued operations.

The following table shows the results of operations of CIPL for fiscal years 2017 and 2016 which are included in the gain from discontinued operations:

	Years Ended December 31,
	2017	2016
Revenue	$-	$-
Expenses	-	-
Loss from Operations	-	-
Other Income	-	587,489
Total Income	-	587,489

Gain from Discontinued Operation, Net of Tax Benefits	$-	$587,489

12.
COMMITMENTS AND CONTINGENCIES

Commercial leases

The Company has entered into 6 commercial leases in US, Singapore, Hong Kong and China, relating to the rental of office premises. These leases have tenure of between one and three years with a renewal option. The Company is restricted from subleasing the office premises to third parties without prior written consent of the landlord. The rents are paid on monthly basis and the rates usually are escalating about 3% annually. Future minimum lease payments under the operating lease at the end of the reporting period are as follows:

For the Years Ended December 31:

2018	283,432
2019	137,080
2020	96,924
After 2020	0
Total	$517,436

The rents recognized as expenses in profit or loss for the financial year ended 31 December 2017 and 2016 were $272,716 and $303,923, respectively

Lots Sales Agreement

In November 2015, SeD Maryland Development LLC completed the $15.7 million acquisition of Ballenger Run, a 197-acre land sub-division development located in Frederick County, Maryland. Previously, on May 28, 2014, the RBG Family, LLC entered into the Assignable Real Estate Sales Contract with NVR by which RBG Family, LLC would sell the 197 acres for $15,000,000 to NVR. On December 10, 2014, NVR assigned this contract to SeD Maryland Development, LLC in the Assignment and Assumption Agreement and entered into a series of Lot Purchase Agreements by which NVR would purchase 443 subdivided residential lots from SeD Maryland Development, LLC.  Until December 31, 2017, NVR has purchased 42 lots.

On February 19, 2018, SeD Maryland Development, LLC entered into a contract to sell the Continuing Care Retirement Community Assisted Independent Living parcel to Orchard Development Corporation. It was agreed that the purchase price for the 5.9-acre lot would be $2,900,000 with a $50,000 deposit. It was also agreed that Orchard Development Corporation would have the right to terminate the transaction during the feasibility study period, which would last through May 30, 2018, and receive a refund of its deposit. On April 13, 2018, Orchard Development Corporation indicated that it would not be proceeding with the purchase of the CCRC parcel. The Company is seeking to find alternative purchasers for the CCRC parcel.

On July 3, 2018, 150 CCM Black Oak, Ltd., a Texas limited partnership, entered into a Purchase and Sale Agreement (the “Purchase and Sale Agreement”) with Houston LD, LLC for the sale of 124 lots located at its Black Oak project. Through certain subsidiaries, SeD Intelligent Home Inc. (the “Company”) owns 150 CCM Black Oak, Ltd.

The closing of the transactions contemplated by the Purchase and Sale Agreement was subject to Houston LD, LLC completing due diligence to its satisfaction. Houston LD, LLC was entitled to cancel or terminate the Purchase and Sale Agreement at any time during a forty-five (45) day inspection period. By the mutual agreement of the parties, such inspection period was extended. Houston LD, LLC delivered a $50,000 deposit, followed by a second, $100,000 deposit.

On October 12, 2018, 150 CCM Black Oak, Ltd. entered into an Amended and Restated Purchase and Sale Agreement (the “Amended and Restated Purchase and Sale Agreement”) for these 124 lots. The purchase price remains $6,175,000.

Following the execution of the Amended and Restated Purchase and Sale Agreement, Houston LD, LLC has delivered an additional $100,000 deposit, bringing the aggregate earnest money deposit to $250,000. Such deposit is non-refundable unless 150 CCM Black Oak, Ltd. defaults. Under the Purchase and Sale Agreement, the closing of the purchase of these lots was contemplated to occur within thirty (30) days of the completion of this inspection period; under the Amended and Restated Purchase and Sale Agreement, such closing is now contemplated to occur within ten (10) days of the first to occur of the following: (i) a sixty (60) day pre-closing period, which may be extended for an additional thirty (30) days; or (ii) the completion of certain enumerated requirements. Such closing remains subject to certain closing conditions.

13.
CORPORATE GUARANTEES

The SeD Ltd and its subsidiaries have provided the following guarantees as at the end of the reporting period:

-
The indemnities on performance bonds for various projects were $109,000 and $366,000 in 2017 and 2016, respectively;

-
On December 31, 2017 and 2016, total guarantees were $10,023,000 and $10,015,000 in relation to $1.5 million corporate bonds issued by SeD Home Limited, a subsidiary in Hong Kong, to non-related parties.

14.
DIRECTORS AND EMPLOYEES’ BENEFITS

Stock Option plans HFE

The Company reserves 500,000 Shares under the Incentive Compensation Plan for high-quality executives and other employees, officers, directors, consultants and other persons who provide services to the Company or its Related Entities by enabling such persons to acquire or increase a proprietary interest in the Company in order to strengthen the mutuality of interests between such persons and the Company’s shareholders, and providing such persons with performance incentives to expend their maximum efforts in the creation of shareholder value. As of December 31, 2017 and 2016, there have been no options granted.

Stock Option plans SeD Ltd

SeD Ltd approved a Stock Option Scheme on November 20, 2013. Employees, Executive Directors, and Non-Executive Directors (including the Independent Directors) are eligible to participate in the Scheme. The subscription price of the option may be set at a price equal to the average of the closing market prices over a period of five consecutive market days immediately prior to the relevant date of grant (“Market Price”) or at a discount of up to 50% of Market Price. Options granted at Market Price may be exercised in whole or in part after 12 months from the relevant date of grant and options granted at a discount may only be exercised after 24 months from the relevant date of grant. All options expire after 5 years, from the date of grant, for Non-Executive Directors (including independent directors) and 10 years for Executive Directors and employees. Options shall be forfeited if the option holder ceases to be an employee or director.

On December 31, 2017 and 2016, the total number of outstanding share options granted by the SeD Ltd to the directors were 1,592,000 and 2,918,667, respectively. In 2017 and 2016, 1,326,667 and 796,000 share options were forfeited due to the resignation of two directors. The fair value of the share options granted under the Scheme is estimated at the grant date using a Black-Scholes option pricing model, considering the terms and conditions upon which the share options were granted. No share options had been granted during 2017 and 2016.

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, share options during the year:

	2017		2016
	Number	WAEP	Number	WAEP

Outstanding at January 1	2,918,667	$0.09	3,714,667	$0.09

Forfeited	(1,326,667)	$0.09	(796,000)	$0.09

Outstanding at December 31	1,592,000	$0.09	2,918,667	$0.09

The range of exercise price for options outstanding on December 31, 2017 was $0.09 (On December 31, 2016 was $0.08 to $0.09). The weighted average remaining contractual life for the option are 4.34 and 4.09 years in 2017 and 2016, respectively.

15.
SUBSEQUENT EVENTS

Black Oak Reimbursement from District 17

On July 20, 2018, Black Oak LP received $4,592,079 reimbursement from the Harris County Improvement District 17 (“HC17”) for previous construction costs incurred in the land development. Of this amount, $1,650,000 will remain on deposit in the District's Capital Projects Fund for the benefit of Black Oak LP and will be released upon receipt of the evidence of the: (a) execution of a purchase agreement between Black Oak LP and a home builder with respect to the Black Oak development and (b) of the completion, finishing and making ready for home construction of at least 105 unfinished lots in the Black Oak development.

Black Oak LP Paid off owed management and developer fees

On April 26, 2018, SeD Development USA, Arete and AREI reached an agreement to terminate the terms related to management fees and developer fees in the Limited Partnership Agreement. Per the terms of the termination agreement, Black Oak LP owes Arete $300,000 and AREI $30,000, which will remain outstanding until Black Oak LP has obtained $4,000,000 from district reimbursement revenue. The reduction of the accruals was offset against Real Estate on the balance sheet. On July 20, 2018, Black Oak LP received $4,592,079 district reimbursement and all these accrued fees were paid.

Purchase of Minority Interest of Black Oak LP

On July 23, 2018, SeD Development USA, LLC, a wholly owned subsidiary of the Company, entered into two Partnership Interest Purchase Agreements through which it purchased an aggregate of 31% of Black Oak LP for total $60,000. Regarding the potential future reimbursement proceeds, if and when Black Oak LP should receive at least $15 million in net reimbursement receivable proceeds from HC17 and/or Aqua Texas, Inc. (net of any expenses Harris County Improvement District 17 and/or Aqua Texas, Inc. may deduct), Black Oak LP shall pay Fogarty Family Trust II, one of two previous partners of Black Oak LP, an amount equal to 10% of the net reimbursement receivable proceeds received from HC17 and/or Aqua Texas, Inc. that exceeds $15 million; provided however, this obligation shall only apply to reimbursement revenue received on or before December 31, 2025. Prior to the Partnership Interest Purchase Agreements, the Company owned and controlled Black Oak LP through its 68.5% limited partnership interest and its ownership of the General Partner, 150 Black Oak GP, Inc, a 0.5% owner in Black Oak LP. As a result of the purchase, the Company, through its subsidiaries, now owns 100% of Black Oak LP.

Ballenger multifamily lots sold

Pursuant to a lot purchase agreement dated July 20, 2016, SeD Maryland Development, LLC (“SeD Maryland”), an entity which SeD Intelligent Home Inc. (the “Company”) currently owns 83.55% of through certain subsidiaries, agreed to sell 210 multifamily units in the Company’s Ballenger Run Project to Orchard Development Corporation (“Orchard”) for a total purchase price of $5,250,000 with a closing date of March 31, 2018.

Based on the agreement, Orchard was required to put $100,000 into a third-party escrow account upon signing of the agreement and an additional $150,000 upon completion of the feasibility study, which occurred in November 2016.

Following certain extensions of the closing date and the payment of additional deposits, on August 6, 2018, SeD Maryland and Orchard closed this transaction and Orchard acquired the units described above.

Transfer of interest in Hengfai International Pte. Ltd to HF Enterprises Inc.

On October 1, 2018, 100% of the ownership interest in Hengfai International Pte. Ltd. (“Hengfai International”) was transferred from Heng Fai Chan, a director of the HF Enterprises Inc., to HF Enterprises Inc. in exchange for 8.5 million shares of the Company. Hengfai International holds 100% of Hengfai Business Development Pte. Ltd. (“Hengfai Business Development”), which holds 761,185,294 shares of SeD Ltd and 359,834,471 warrants. Both Hengfai International and Hengfai Business Development are holding companies without any business operations.

Transfer of interest in Heng Fai Enterprises Pte. Ltd. to HF Enterprises Inc.

On October 1, 2018, 100% of the ownership interest in Heng Fai Enterprises Pte. Ltd. (“Heng Fai Enterprises”) was transferred from Heng Fai Chan, a director of HF Enterprises Inc., to HF Enterprises Inc. in exchange for 500,000 shares of the Company. Heng Fai Enterprises holds 2,480,000 shares (14.23%) of Vivacitas Oncology Inc., a U.S.-based biopharmaceutical company. Heng Fai Enterprises is a holding company without any business operations.

Transfer of interest in Global eHealth Limited to HF Enterprises Inc.

On October 1, 2018, 100% of Global eHealth Limited (“Global eHealth”) was transferred from Heng Fai Chan, a director of the Company, to the Company in exchange for one million shares of the Company. There was no other consideration exchange in conjunction with this transaction. Global eHealth holds 46,226,673 shares (20.05%) of Holista CollTech Limited, a public Australian company that produces natural food ingredients. Global eHealth is a holding company without any business operations.

Purchase and Sale Agreement with Houston LD, LLC

On July 3, 2018, 150 CCM Black Oak, Ltd., a Texas limited partnership and wholly owned subsidiary of SeD Intelligent Home Inc., entered into a Purchase and Sale Agreement (the “Purchase and Sale Agreement”) with Houston LD, LLC for the sale of 124 lots located at its Black Oak project. Through certain subsidiaries, SeD Intelligent Home Inc., a wholly owned subsidiary of HF Enterprises Inc., owns 150 CCM Black Oak, Ltd.

The closing of the transaction contemplated by the Purchase and Sale Agreement was subject to Houston LD, LLC completing due diligence and inspection of the property to its satisfaction. Houston LD, LLC was entitled to cancel or terminate the Purchase and Sale Agreement at any time during a forty-five (45) day inspection period. By the mutual agreement of the parties, such inspection period was extended. Houston LD, LLC delivered a $50,000 deposit, followed by a second, $100,000 deposit.

On October 12, 2018, 150 CCM Black Oak, Ltd. entered into an Amended and Restated Purchase and Sale Agreement (the “Amended and Restated Purchase and Sale Agreement”) for these 124 lots. The purchase price remains $6,175,000. Following the execution of the Amended and Restated Purchase and Sale Agreement, Houston LD, LLC has delivered an additional $100,000 deposit, bringing the aggregate earnest money deposit to $250,000. Such deposit is non-refundable unless 150 CCM Black Oak, Ltd. defaults. Under the Purchase and Sale Agreement, the closing of the purchase of these lots was contemplated to occur within thirty (30) days of the completion of this inspection period; under the Amended and Restated Purchase and Sale Agreement, such closing is now contemplated to occur within ten (10) days of the first to occur of the following: (i) a sixty (60) day pre-closing period, which may be extended for an additional thirty (30) days; or (ii) the completion of certain enumerated requirements. Such closing remains subject to certain closing conditions.

Disposal of a subsidiary

In October 2018, HotApps International Pte Ltd. (“HotApps International”), a wholly owned subsidiary of HotApp Blockchain Inc. (“HotApp Blockchain”), which is one of the subsidiaries of the Company, entered into an Equity Purchase Agreement with DSS Asia Limited (“DSS Asia”), a subsidiary of DSS International Inc. (“DSS International”), pursuant to which HotApps International agreed to sell to all of the issued and outstanding shares of Guangzhou HotApps Technology Ltd. (“Guangzhou HotApps”), a subsidiary of HotApps International, to DSS Asia for the consideration of $100,000.  Such consideration shall be paid in the form of a two-year, interest free, unsecured, demand promissory note in the principal amount of $100,000.  The transaction is anticipated to be completed by December 31, 2018.

Mr. Fai H. Chan, is the Acting Chief Executive Officer and a Member of the Board of Directors of HotApp Blockchain.  He is also the Chief Executive Officer, Chairman and controlling shareholder of Singapore eDevelopment Limited, the majority shareholder of HotApp Blockchain.  Mr. Chan is also the Chief Executive Officer and Chairman of DSS International and a significant shareholder and a member of the Board of Document Security Systems Inc., which is the sole owner of DSS International.

Lum Kan Fai, a Member of Board of Directors of HotApp Blockchain, is also an employee of DSS International.

Considering the de minimis amount of this transaction (As of September 30, 2018, the total asset of Guangzhou HotApps was $17,690; total revenue and loss from operation of Guangzhou HotApps in the 9 months ended on September 30, 2018 were $7,437 and $71,561.), we did not adjust our financial statements to reflect this disposal as discontinued operations.

1,000,000 Shares

HF ENTERPRISES INC.

Common Stock

PROSPECTUS

                , 2019

Until _____, 2019 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting commissions, to be paid in connection with the sale of the shares of common stock being registered, all of which we will pay. All amounts, other than the SEC registration fee, the Nasdaq Capital Market listing application fee and the FINRA filing fee are estimates.

SEC registration fee	$1,394
Nasdaq Capital Market listing application fee	5,000
Printing/EDGAR expenses	20,000
FINRA filing fee	2,225
Blue sky legal and filing fees	-
Underwriter expenses	200,000
Legal fees and expenses	250,000
Accounting fees and expenses	75,000
Transfer agent fees	10,000
Miscellaneous	1,343
Total	$564,962

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides for, under certain circumstances, the indemnification of our officers, directors, employees and agents against liabilities that they may incur in such capacities. A summary of the circumstances in which such indemnification provided for is contained herein.

In general, the statute provides that any director, officer, employee or agent of a corporation may be indemnified against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in a proceeding (including any civil, criminal, administrative or investigative proceeding) to which the individual was a party by reason of such status. Such indemnity may be provided if the indemnified person’s actions resulting in the liabilities: (i) were taken in good faith; (ii) were reasonably believed to have been in or not opposed to our best interest; and (iii) with respect to any criminal action, such person had no reasonable cause to believe the actions were unlawful. Unless ordered by a court, indemnification generally may be awarded only after a determination of independent members of the Board of Directors or a committee thereof, by independent legal counsel or by vote of the stockholders that the applicable standard of conduct was met by the individual to be indemnified.

The statutory provisions further provide that to the extent a director, officer, employee or agent is wholly successful on the merits or otherwise in defense of any proceeding to which he was a party, he is entitled to receive indemnification against expenses, including attorneys’ fees, actually and reasonably incurred in connection with the proceeding.

Indemnification in connection with a proceeding by us or in our right in which the director, officer, employee or agent is successful is permitted only with respect to expenses, including attorneys’ fees actually and reasonably incurred in connection with the defense. In such actions, the person to be indemnified must have acted in good faith, in a manner believed to have been in our best interest and must not have been adjudged liable to us unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which the Court of Chancery or such other court shall deem proper. Indemnification is otherwise prohibited in connection with a proceeding brought on our behalf in which a director is adjudged liable to us, or in connection with any proceeding charging improper personal benefit to the director in which the director is adjudged liable for receipt of an improper personal benefit.

Delaware law authorizes us to reimburse or pay reasonable expenses incurred by a director, officer, employee or agent in connection with a proceeding in advance of a final disposition of the matter. Such advances of expenses are permitted if the person furnishes to us a written agreement to repay such advances if it is determined that he is not entitled to be indemnified by us.

The statutory section cited above further specifies that any provisions for indemnification of or advances for expenses does not exclude other rights under our certificate of incorporation, bylaws, resolutions of our stockholders or disinterested directors, or otherwise. These indemnification provisions continue for a person who has ceased to be a director, officer, employee or agent of the corporation and inure to the benefit of the heirs, executors and administrators of such persons.

The statutory provision cited above also grants us the power to purchase and maintain insurance policies that protect any director, officer, employee or agent against any liability asserted against or incurred by him in such capacity arising out of his status as such. Such policies may provide for indemnification whether or not the corporation would otherwise have the power to provide for it.

Our Certificate of Incorporation provides that “[n]o director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing clause shall not apply to any liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit.”

Our By-laws provide that “[t]he Corporation shall, to the fullest extent permitted by the DGCL, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said statute from and against any and all of the expenses, liabilities or other matters referred to in or covered by said statute, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which any person may be entitled under any Bylaw, resolution of shareholders, resolution of directors, agreement, or otherwise, as permitted by said statute, both as to action in such person’s official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.”

At present, we do not maintain directors’ and officers’ liability insurance in order to limit the exposure to liability for indemnification of directors and officers, including liabilities under the Securities Act of 1933; however, we are in the process of obtaining such insurance.

Item 15. Recent Sales of Unregistered Securities

On October 1, 2018, we issued a total of 10,000,000 shares of our common stock as follows:

●
100% of the ownership interest in Hengfai International Pte. Ltd. was transferred from Chan Heng Fai (an officer and director of our company) to HF Enterprises Inc. in exchange for 8,500,000 shares of our common stock to be held by HFE Holdings Limited. Hengfai International Pte. Ltd., a Singapore limited company, is the sole stockholder of Hengfai Business Development Pte. Ltd., which is the owner of 761,185,294 ordinary shares of Singapore eDevelopment Limited and warrants to purchase 359,834,471 ordinary shares of Singapore eDevelopment Limited.

●
100% of the ownership interest in Global eHealth Limited was transferred from Chan Heng Fai to HF Enterprises Inc. in exchange for 1,000,000 shares of our common stock to be held by HFE Holdings Limited. Global eHealth Limited, a Hong Kong company, is the owner of 46,226,673 ordinary shares of Holista Colltech Limited.

●
100% of the ownership interest in Heng Fai Enterprises Pte. Ltd. was transferred from Chan Heng Fai to HF Enterprises Inc. in exchange for 500,000 shares of our common stock to be held by HFE Holdings Limited. Heng Fai Enterprises Pte. Ltd., a Singapore limited company, owns 2,480,000 shares of the common stock of Vivacitas Oncology Inc.

The shares of our common stock issued in the foregoing transactions were not registered under the Securities Act of 1933 in reliance upon the exemption from registration provided by Section 4(a)(2) thereof, which exempts transactions by an issuer not involving any public offering.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

The exhibits listed in the following Exhibit Index are filed as part of this Registration Statement.

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
1.2*	Form of Underwriter Warrant (included in Underwriting Agreement filed as Exhibit 1.1).
3.1	Certificate of Incorporation of HF Enterprises Inc.
3.2	Bylaws of HF Enterprises Inc.
4.1	Specimen Common Stock Certificate.
5.1*	Opinion of Olshan Frome Wolosky LLP, as to the legality of the common stock.
10.1	HF Enterprises Inc. 2018 Incentive Compensation Plan.
10.2	Office Lease (Full-Service Gross), dated as of July 21, 2015, by and between Hampden Square Corporation and SeD Home, Inc.
10.3
Agreement of Limited Partnership of 150 CCM Black Oak, Ltd., dated as of March 20, 2014, by and among 150 Black Oak GP, Inc. and CCM Development USA Corporation, American Real Estate Investments, LLC and the Fogarty Family Trust II.

10.4
Amendment of Agreement of Limited Partnership of 150 CCM Black Oak, Ltd., dated as of November 7, 2014, by and among 150 Black Oak GP, Inc. and CCM Development USA Corporation, American Real Estate Investments, LLC and the Fogarty Family Trust II.

10.5
Amendment No. 2 to Agreement of Limited Partnership of 150 CCM Black Oak, Ltd., dated as of February 24, 2015, by and among 150 Black Oak GP, Inc. and CCM Development USA Corporation, American Real Estate Investments, LLC and the Fogarty Family Trust II.

10.6
Amendment to Agreement of Limited Partnership of 150 CCM Black Oak, Ltd., dated as of September 25, 2014, by and among 150 Black Oak GP, Inc. and CCM Development USA Corporation, American Real Estate Investments, LLC and the Fogarty Family Trust II.

10.7	Form of Lot Purchase Agreement for Ballenger Run, by and between SeD Maryland Development, LLC and NVR, Inc. d/b/a Ryan Homes.
10.8	Management Agreement, entered into as of July 15, 2015, by and between SeD Maryland Development, LLC and SeD Development Management, LLC.
10.9	Amended and Restated Limited Liability Company Agreement of SeD Maryland Development, LLC, dated as of September 16, 2015, by and between SeD Ballenger, LLC and CNQC Maryland Development LLC.
10.10	Consulting Services Agreement, dated as of May 1, 2017, by and between SeD Development Management LLC and MacKenzie Equity Partners LLC.
10.11	Project Development and Management Agreement, dated as of February 25, 2015, by and among MacKenzie Development Company, LLC, Cavalier Development Group, LLC and SeD Maryland Development, LLC.
10.12	Assignment and Assumption Agreement, dated as of September 15, 2017, by and between MacKenzie Development Company, LLC and Adams-Aumiller Properties, LLC.
10.13	Acquisition Agreement and Plan of Merger, dated as of December 29, 2017, by and among SeD Intelligent Home Inc., SeD Acquisition Corp., SeD Home, Inc. and SeD Home International, Inc.
10.14	Intentially Omitted.
10.15	Lot Purchase Agreement, dated as of July 20, 2016, by and between SeD Maryland Development, LLC and Orchard Development Corporation.
10.16	Partnership Interest Purchase Agreement, dated as of July 23, 2018, by and between SeD Development USA, Inc and 150 CCM Black Oak, Ltd.
10.17	Partnership Interest Purchase Agreement, dated as of July 23, 2018, by and between SeD Development USA, Inc and 150 CCM Black Oak, Ltd.
10.18	Loan Conversion Agreement, dated as of July 13, 2015, by and between HotApp International Inc. and Singapore eDevelopment Limited.
10.19	Agreement for Services, dated as of January 25, 2017, by and between HotApp International Inc. and IGalen International Inc.

10.20	Loan Conversion Agreement, dated as of March 27, 2017, by and between HotApp International Inc. and Singapore eDevelopment Limited.
10.21	Preferred Stock Cancellation Agreement, dated as of March 27, 2017, by and between HotApp International Inc. and Singapore eDevelopment Limited.
10.22	Outsource Technology Development Agreement, dated as of March 1, 2018, by and between Document Security Systems, Inc. and HotApp International Ltd.
10.23	Term Sheet, dated as of September 14, 2018, by and between HotApps International Pte Ltd and The Alpha Mind Pte Ltd.
10.24	Construction Loan Agreement, dated as of November 23, 2015, by and between SeD Maryland Development, LLC and The Bank of Hampton Roads.
10.25	Loan Modification Commitment Letter, dated as of July 27, 2017, from Xenith Bank, f/k/a The Bank of Hampton Roads to SeD Maryland Development, LLC.
10.26	Loan Modification Commitment Letter, dated as of August 30, 2017, from Xenith Bank, f/k/a The Bank of Hampton Roads to SeD Maryland Development, LLC.
10.27	Third Loan Modification Agreement, dated as of September 18, 2017, by and among SeD Maryland Development, LLC, SeD Ballenger, LLC, and Xenith Bank, f/k/a The Bank of Hampton Roads.
10.28	Stock Purchase Agreement, dated as of October 1, 2018, by and between HF Enterprises Inc. and Heng Fai Chan as the sole shareholder of Hengfai International Pte. Ltd.
10.29	Stock Purchase Agreement, dated as of October 1, 2018, by and between HF Enterprises Inc. and Heng Fai Chan as the sole shareholder of Global eHealth Limited.
10.30	Stock Purchase Agreement, dated as of October 1, 2018, by and between HF Enterprises Inc. and Heng Fai Chan as the sole shareholder of Heng Fai Enterprises Pte. Ltd.
14.1	Code of Conduct.
14.2	Code of Ethics for the CEO and Senior Financial Officers.
21.1	Subsidiaries of HF Enterprises Inc.
23.1*	Consent of Olshan Frome Wolosky LLP (included in the opinion filed as Exhibit 5.1).
23.2*	Consent of RRBB Accountants & Advisors.
24.1	Power of Attorney (contained on signature page).

*
To be filed by amendment.

 (b) Financial Statement Schedules

None.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)           For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(l) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)           For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bethesda, State of Maryland, on November __, 2018.

HF ENTERPRISES INC.

By:
Chan Heng Fai
Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Chan Heng Fai and Michael Gershon, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Chan Heng Fai	Chairman of the Board and ChiefExecutive Officer (principalexecutive officer)	November , 2018

Ang Hay Kim Aileen	Director	November , 2018

Lui Wai Leung Alan	Co-Chief Financial Officer (co-principalfinancial and accounting officer)	November , 2018

Rongguo Wei	Co-Chief Financial Officer (co-principalfinancial and accounting officer)	November , 2018